    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 1998.

                                                      REGISTRATION NO. 333-46137
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                    PCD INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          MASSACHUSETTS                           3678                            04-2604950
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              TWO TECHNOLOGY DRIVE
                                CENTENNIAL PARK
                       PEABODY, MASSACHUSETTS 01960-7977
                                 (978) 532-8800
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                  JOHN L. DWIGHT, JR., CHAIRMAN OF THE BOARD,

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    PCD INC.
                              TWO TECHNOLOGY DRIVE
                                CENTENNIAL PARK
                       PEABODY, MASSACHUSETTS 01960-7977
                                 (978) 532-8800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:

               THOMAS C. CHASE, ESQ.                                PETER B. TARR, ESQ.
     HILL & BARLOW, A PROFESSIONAL CORPORATION                       HALE AND DORR LLP
              ONE INTERNATIONAL PLACE                                 60 STATE STREET
               BOSTON, MA 02110-2607                                 BOSTON, MA 02109
                  (617) 428-3000                                      (617) 526-6000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 20, 1998

                                2,000,000 SHARES

                                   [PCD LOGO]
                                  COMMON STOCK
                            ------------------------

     All of the 2,000,000 shares of Common Stock offered hereby are being sold by the Company. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "PCDI." On March 18, 1998, the last reported sale price of the Common Stock was $22.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===============================================================================================================
                                            PRICE                  UNDERWRITING                PROCEEDS
                                              TO                  DISCOUNTS AND                   TO
                                            PUBLIC               COMMISSIONS (1)             COMPANY (2)
---------------------------------------------------------------------------------------------------------------
Per Share........................             $                         $                         $
---------------------------------------------------------------------------------------------------------------
Total (3)........................             $                         $                         $
===============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $550,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $        , $        and $        , respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Adams, Harkness & Hill, Inc., Boston,
Massachusetts, on or about               , 1998.

ADAMS, HARKNESS & HILL, INC.                           A.G. EDWARDS & SONS, INC.

              The date of this Prospectus is               , 1998.

     Inside Front Cover: [color work: "PCD Electronic Connectors" in the top right corner. Globe on left side of page with arrows pointing to and captions reading "San Jose, CA", "South Bend, IN", Harrisburg, PA", "Peabody, MA", "Phoenix, AZ", "Northhampton, England", "Regensburg, Germany", "Singapore", "Yokohama, Japan" and "Seoul, South Korea."] Text on right of page reads "PCD Inc. designs, manufactures, and markets electronic connectors for use in integrated circuit package interconnect applications, industrial equipment and avionics. Electronic connectors are used in virtually all electronic systems, including data communications, telecommunications, computers and computer peripherals, industrial controls, automotive, avionics and test and measurement instrumentation."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING AND SHORT-COVERING TRANSACTIONS IN THESE SECURITIES OR THE IMPOSITION OF PENALTY BIDS IN CONNECTION WITH THE OFFERING. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     Gatefold: Industrial interconnects are used in industrial equipment systems both internally, as input/output ("I/O") connectors to link the rugged electrical environment of operating equipment to the electronic environment of controllers and sensors, and externally, to facilitate the interface between discrete factory wiring and cabling for standard computer interconnects.

                       [graphic of process control panel]

                            INDUSTRIAL INTERCONNECTS

                      AVIONICS TERMINAL BLOCK AND SOCKETS

                            [graphics of connectors]

                             [graphic of airplane]

     Avionics terminal blocks and sockets perform similar functions as industrial connectors, but are designed and built to operate in the harsher environment and meet the more critical performance requirements of avionics applications.

[graphic top left of test socket]

     Test sockets must withstand hundreds of thousands of insertions and withdrawals and offer high reliability.

[graphic top right of burn-in socket]

     Burn-in sockets are utilized to screen for early failures by operating the IC at elevated voltages and temperatures.

                        [graphic of integrated circuit]

                            IC PACKAGE INTERCONNECTS

     IC package interconnects are specially designed electro-mechanical devices that connect ICs to printed circuit boards during the various stages of the ICs' production and application in electronic systems. These stages are test, burn-in, development and production.

           [graphics of connectors on right and left center of page]

                         [graphic of computer keyboard]

[graphic of development socket on bottom left of page]

     Development sockets are used to program programmable logic devices, and are often carried through to initial production.

[graphic of production socket on bottom right of page]

     Production sockets provide a detachable electromechanical interface between the printed circuit board and the IC package which provides benefits to both systems manufacturer and end customer.

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the risk factors related to the purchase of Common Stock of the Company. See "Risk Factors." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Capitalization," "Description of Capital Stock" and "Underwriting."

     As used herein, the terms "Company" and "PCD," unless otherwise indicated or the context otherwise requires, refer to PCD Inc., a Massachusetts corporation, and its subsidiaries, including Wells Electronics, Inc. and its subsidiaries ("Wells"). However, all financial information for periods ended before December 26, 1997, unless otherwise indicated or the context otherwise requires, is for PCD Inc. and its subsidiaries, excluding Wells.

                                  THE COMPANY

     PCD Inc. (the "Company") designs, manufactures and markets electronic connectors for use in integrated circuit ("IC") package interconnect applications, industrial equipment and avionics. Electronic connectors, which enable an electrical current or signal to pass from one element to another within an electronic system, range from minute individual connections within an IC to rugged, multiple lead connectors that couple various types of electrical/electronic equipment. Electronic connectors are used in virtually all electronic systems, including data communications, telecommunications, computers and computer peripherals, industrial controls, automotive, avionics and test and measurement instrumentation. The electronic connector market is both large and broad. Bishop & Associates, a leading electronic connector industry market research firm, estimates the total 1997 worldwide market at $23.4 billion with more than 2,000 manufacturers.

     The Company markets over 6,800 electronic connector products in three product categories, each targeting a specific market. These product categories are IC package interconnects, industrial interconnects and avionics terminal blocks and sockets. IC package interconnects are specially designed electro-mechanical devices that connect ICs to printed circuit boards during the various stages of the IC's production and application in electronic systems. These stages are test, burn-in, development and production. Industrial interconnects are used in industrial equipment systems both internally, as input/output ("I/O") connectors to link the rugged electrical environment of operating equipment to the electronic environment of controllers and sensors, and externally, to facilitate the interface between discrete factory wiring and cabling for standard computer interconnects. Avionics terminal blocks and sockets perform similar functions as industrial connectors, but are designed and built to operate in the harsher environment and meet the more critical performance requirements of avionics applications. Representative customers of the Company include Altera Corporation, The Boeing Company, Micron Technology, Inc., Rockwell International Corp. (through its subsidiary, the Allen-Bradley Company) and Siemens AG.

     The Company believes it is benefiting from three trends affecting the electronics industry: (i) the increasing complexity of ICs and corresponding evolution of IC package designs, which favor growth in PCD's IC package interconnect market; (ii) the global nature of semiconductor manufacturers, which requires suppliers with global design, manufacturing and marketing capabilities; and (iii) the use of increasingly complex electronic controllers and sensors in industrial and avionics applications, which creates opportunities in PCD's industrial equipment and avionics markets.

     The Company has maintained a consistent strategy over the past five years to identify and expand into selected electronic connector markets where it can establish a position of leadership. There are five key elements of the Company's strategy: selection of key markets -- market selection has contributed to the compound annual growth in sales of the Company (excluding Wells) of approximately 23.8% since 1993, and, after giving effect to the Wells acquisition, the Company's net sales in 1997, on a pro forma basis, were $71.4 million; total customer solution -- the Wells acquisition and the creation of the Control Systems Interconnect division are examples of broadening the Company's product offerings within targeted markets; customer responsiveness/short delivery cycle -- the Company believes it is among the most responsive to customer needs including product design and production lead times in the markets it serves, and its strategy is to maintain and exploit its leadership position; best cost producer -- the Company (excluding Wells) has experienced an improvement in gross profit as a percentage of net sales from 33.1% in 1993 to 49.3% in 1997; and penetration of worldwide markets -- international sales of the Company (excluding Wells) increased from 7.7% of net sales in 1993 to 35.8% in 1997, and, with the addition of operations of Wells in Europe and Asia, the Company expects that international sales will account for a significant portion of its revenues for the foreseeable future.

                               WELLS ACQUISITION


     On December 26, 1997, the Company completed the acquisition (the "Wells acquisition") of Wells Electronics, Inc. ("Wells"). Wells designs, develops, manufactures and markets a broad line of test and burn-in sockets and plastic carriers for the global semiconductor industry. In combining the existing burn-in business of PCD with that of Wells, the Company now supports complete design, development, manufacturing and marketing of test and burn-in sockets in two of the world's largest IC package interconnect markets: the United States and Japan. The Company believes that benefits of the combination of PCD and Wells include: (i) complementary product lines that together provide an extensive product offering of burn-in sockets as well as test, development and production sockets; (ii) complementary major customers with little overlap; and
(iii) improved project design capacity resulting from focusing new product development resources and eliminating project duplication.


     Over the last three years, Wells has employed a similar strategy to that of the Company. From fiscal 1995 (52 weeks ended June 3, 1995), to fiscal 1997 (53 weeks ended May 3, 1997), the net sales of Wells increased from $18.6 million to $27.5 million. With the inclusion of the net sales of Wells, consolidated pro forma net sales and income from operations (before deducting the non-recurring write-off relating to the Wells acquisition of acquired in-process research and development) for the Company totaled $71.4 million and $21.9 million, respectively, in 1997.

     The Company was incorporated in Massachusetts on November 9, 1976 under the name Precision Connector Designs, Inc. In February 1996, the Company changed its name to PCD Inc. The Company's executive offices are located at Two Technology Drive, Centennial Park, Peabody, Massachusetts 01960-7977. Its telephone number is (978) 532-8800.

                                  THE OFFERING

Common Stock offered by the Company.........................  2,000,000 shares
Common Stock to be outstanding after the offering...........  8,020,182 shares (1)
Use of proceeds.............................................  For repayment of indebtedness, working capital and other general corporate
                                                              purposes. See "Use of Proceeds."
Nasdaq National Market symbol...............................  PCDI

---------------

(1) Based on the number of shares of Common Stock outstanding as of December 31, 1997. Excludes 996,600 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 719,850 shares were subject to outstanding options as of December 31, 1997 at a weighted average exercise price of $3.46 per share. Also excludes 525,000 shares of Common Stock subject to a common stock purchase warrant held by Emerson Electric Co. (the "Emerson Warrant"), which warrant was exercisable as of December 31, 1997 as to 150,000 shares; the Emerson Warrant has an exercise price of $1.00 per share. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Management -- Stock Awards" and "Certain Transactions."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                    YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------------------
                                                                                   PRO FORMA
                                                                PRO FORMA         AS ADJUSTED
                                1995      1996     1997 (1)    1997 (2)(3)        1997 (2)(4)
                               -------   -------   --------   --------------   -----------------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales....................  $25,616   $26,857   $ 29,796      $ 71,386          $ 71,386
Gross profit.................   12,139    12,400     14,676        41,024            41,024
Write-off of acquired in-
  process research and
  development................       --        --    (44,438)           --                --
Income (loss) from
  operations.................    6,472     6,955    (35,578)       21,877            21,877
Interest income (expense),
  net........................      112       725        940       (12,013)           (8,080)
Net income (loss)............  $ 3,863   $ 4,785   $(22,836)     $  5,570          $  7,969
                               =======   =======   ========      ========          ========
Net income (loss) per
  share (5):
  Basic......................  $  0.85   $  0.87   $  (3.83)     $   0.94          $   1.00
                               =======   =======   ========      ========          ========
  Diluted....................  $  0.74   $  0.76   $  (3.83)     $   0.82          $   0.91
                               =======   =======   ========      ========          ========
Weighted average number of
  common and common
  equivalent shares
  outstanding (5):
  Basic......................    4,570     5,478      5,955         5,955             7,955
  Diluted....................    5,201     6,292      5,955         6,769             8,769
OTHER DATA:
EBITDA (6)(7)................  $ 7,498   $ 8,344   $ 10,390      $ 30,059          $ 30,059
EBITDA margin (6)............     29.3%     31.1%      34.9%         42.1%             42.1%
Depreciation.................    1,026     1,389      1,530         4,140             4,140
Amortization of intangible
  assets.....................       --        --         --         4,042             4,042



                                                                    DECEMBER 31, 1997
                                                             --------------------------------
                                                                ACTUAL       AS ADJUSTED (4)
                                                             -------------   ----------------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit).................................     $(12,632)         $(12,310)
Total assets..............................................      126,592           126,592
Total debt................................................      105,903            67,080
Stockholders' equity......................................        8,995            48,140


---------------
(1) Net loss for the year ended December 31, 1997 includes a non-recurring write-off relating to the Wells acquisition for acquired in-process research and development. Before deducting the write-off, net income per share -- basic was $1.04 (based on a weighted average number of shares outstanding of 5,954,657), and net income per share -- diluted was $0.94 (based on a weighted average number of common and common equivalent shares outstanding of 6,634,125).


(2) Gives effect to the Wells acquisition assuming such transaction had occurred on January 1, 1997 and the elimination of the related non-recurring acquired in-process research and development expense and the addition of the annual amortization of acquired intangible assets so that the pro forma and the pro forma as adjusted include only recurring costs. See "Unaudited Pro Forma Condensed Consolidated Statement of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(3) Before deducting the additional interest expense for the value of the exercisable portion of the Emerson Warrant, pro forma net income was approximately $6,849,000, pro forma net income per share -- basic was $1.15 (based on a weighted average number of shares outstanding of 5,954,657) and pro forma net income per share -- diluted was $1.01 (based on a weighted average number of common and common equivalent shares outstanding of 6,769,479).



(4) Adjusted to reflect (i) the sale by the Company of 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $22.00 per share), less underwriting discounts and commissions and estimated offering expenses payable by the Company; (ii) the application of the net proceeds from the offering; and (iii) the write-off of approximately $2.1 million of interest expense relating to the exercisable portion of the Emerson Warrant. Before deducting the additional interest expense for the value of the exercisable portion of the Emerson Warrant, pro forma as adjusted net income was approximately $9,248,000, pro forma as adjusted net income per share -- basic was $1.16 (based on a weighted average number of shares outstanding of 7,954,657) and pro forma as adjusted net income per share -- diluted was $1.05 (based on a weighted average number of common and common equivalent shares outstanding of 8,769,479). See "Use of Proceeds," "Capitalization" and Note 9 of Notes to the Company's Consolidated Financial Statements.



(5) See Note 2 of Notes to the Company's Consolidated Financial Statements for an explanation of the basis used to calculate net income (loss) per share.



(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") includes income from operations before deducting the non-recurring write-off relating to the Wells acquisition for acquired in-process research and development adjusted to exclude depreciation and amortization of intangible assets. EBITDA margin is EBITDA reflected as a percentage of net sales. The Company believes that EBITDA and EBITDA margin provide additional information to assist investors in determining its ability to meet future debt service requirements. However, EBITDA is not a defined term under generally accepted accounting principles ("GAAP"), is not indicative of operating income or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures reported by other companies.



(7) Net cash provided by operating activities was $5.5 million, $7.8 million and $8.1 million for 1995, 1996 and 1997, respectively. Net cash used in investing activities was $2.5 million, $1.9 million and $132.9 million for 1995, 1996 and 1997, respectively. Net cash provided by financing activities were $0.004 million, $10.7 million and $108.3 million for 1995, 1996 and 1997, respectively.



        SUMMARY CONSOLIDATED FINANCIAL DATA FOR WELLS ELECTRONICS, INC.



                                              52 WEEKS    48 WEEKS     53 WEEKS      34 WEEKS
                                               ENDED        ENDED       ENDED         ENDED
                                              JUNE 3,     APRIL 27,     MAY 3,     DECEMBER 26,
                                                1995        1996         1997          1997
                                              --------    ---------    --------    ------------
                                                    (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales...................................  $18,579      $17,998     $27,492       $29,268
Gross profit................................    8,847        8,727      14,311        19,007
Income from operations......................    1,575        2,103       5,553        11,584
Other income (expense), net.................       66          735         783           330
Net income..................................  $   843      $ 2,252     $ 4,367       $ 6,269
                                              =======      =======     =======       =======
Net income per share(1):
  Basic.....................................  $107.73      $287.80     $558.08       $801.15
                                              =======      =======     =======       =======
  Diluted...................................  $107.73      $287.80     $558.08       $801.15
                                              =======      =======     =======       =======
Weighted average number of common and common
  equivalent shares outstanding(1):
  Basic.....................................    7,825        7,825       7,825         7,825
  Diluted...................................    7,825        7,825       7,825         7,825


---------------

(1) See Note 2 of Notes to Wells' Consolidated Financial Statements for an explanation of the basis used to calculate net income per share.

                                  RISK FACTORS

     The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth below and elsewhere in this Prospectus. The risk factors set forth below should be considered carefully in addition to the other information in this Prospectus before purchasing the Common Stock offered by this Prospectus.

     Dependence on IC Package Interconnect and Semiconductor Industries. The Company's semiconductor or integrated circuit ("IC") package interconnect sockets are used by producers and testers of ICs and original equipment manufacturers ("OEMs"). For the year ended December 31, 1997, the Company (excluding Wells) derived 42.3% of its net sales from these products. The Company's future success will depend in substantial part on the vitality of the semiconductor and the related IC package interconnect industries. The Company's recent acquisition of Wells Electronics, Inc. ("Wells"), a supplier of IC package interconnects, significantly increases the Company's dependence on the IC package interconnect industry. Historically, the IC package interconnect industry has been driven by both the technology requirements and unit demands of the semiconductor industry. Depressed general economic conditions and cyclical downturns in the semiconductor industry have had an adverse economic effect on the IC package interconnect market. In addition, the product cycle of existing IC package designs and the timing of new IC package development and introduction can affect the demand for IC package interconnect sockets. Reduced demand for semiconductors and their related packages would have a material adverse effect on the financial condition, results of operations and business of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Background."

     Dependence on Principal Customers. Altera Corporation ("Altera"), a provider of high performance, high density programmable logic devices, has been the largest customer of the Company (excluding Wells) since 1994. Altera accounted for 16.6%, 17.4% and 14.5% of the net sales of the Company (excluding Wells) for the years ended December 31, 1995, 1996 and 1997, respectively. Sales to TNT Distributors, Inc. ("TNT"), a semiconductor equipment distributor, accounted for 13.4% and 12.7% of net sales for the years ended December 31, 1995 and 1997, respectively. Sales by Wells to Advanced Micro Devices, Inc. ("AMD"), Dynavision, Inc. ("Dynavision") and Micron Technology, Inc. ("Micron") accounted for 12.0%, 11.6% and 29.6%, respectively, of net sales by Wells for the pro forma calendar year ended December 31, 1997. The Company does not have written agreements with any of its customers, including Altera, AMD, Dynavision, Micron or TNT, and therefore, no customer has any minimum purchase obligations. Accordingly, there can be no assurance that any of the Company's customers will purchase the Company's products beyond those covered by released purchase orders. The loss of, or significant decrease in, business from Altera, AMD, Dynavision, Micron or TNT, for any reason, would have a material adverse effect on the financial condition, results of operations and business of the Company. See "Business -- Products and Applications," "-- Customers," " -- Sales and Marketing" and Note 14 of Notes to the Company's Consolidated Financial Statements.


     Acquisitions and Indebtedness. The Company acquired all of the capital stock of Wells, a manufacturer of IC package interconnect products, on December 26, 1997. Wells currently operates as a wholly-owned subsidiary of the Company. Subject to compliance with the Company's credit facility ("Senior Credit Facility") with Fleet National Bank and other lenders, the Company may from time to time pursue the acquisition of other companies, assets, products or technologies. The Company has limited experience in integrating acquired companies or technologies into its operations. Therefore, there can be no assurance that the Company will operate Wells or other acquired businesses profitably in the future. Acquisitions involve a number of operating risks that could materially adversely affect the Company's operating results, including the diversion of management's attention to assimilate the operations, products and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of the acquired companies. There can be no assurance that the Company will be able to manage acquisitions successfully or that the Company will be able to integrate the operations, products or personnel gained through any such acquisitions without a material adverse effect on the financial condition, results of operations and business of the Company. Accordingly, operating expenses associated with acquired businesses may have a material adverse effect on the financial condition, results of operations and business of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     The Company incurred substantial indebtedness in connection with the Wells acquisition and, subject to compliance with the terms of the Senior Credit Facility, may incur additional indebtedness in connection with future acquisitions. The incurrence of substantial amounts of debt could increase the risk of the Company's operations. If the Company's cash flow and existing working capital are not sufficient to fund its general working capital requirements or to service its indebtedness, the Company would have to raise additional funds through the sale of its equity securities, the refinancing of all or part of its indebtedness or the sale of assets or subsidiaries. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations, if at all. The cost of debt financing may also impair the ability of the Company to maintain adequate working capital or to make future acquisitions. In addition, the issuance of additional shares of Common Stock in connection with acquisitions could be dilutive to existing investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

     International Sales and Operations. Sales to customers located outside the United States, either directly or through U.S. and foreign distributors, accounted for approximately 28.1%, 22.1% and 35.8% of the net sales of the Company (excluding Wells) in the years ended December 31, 1995, 1996 and 1997, respectively, and the Company believes that, with the addition of Wells, international sales will account for a significant portion of its revenues for the foreseeable future. International revenues are subject to a number of risks, including: longer accounts receivable payment cycles; exchange rate fluctuations; difficulty in enforcing agreements and intellectual property rights and in collecting accounts receivable; tariffs and other restrictions on foreign trade; withholding and other tax consequences; economic and political instability; and the burdens of complying with a wide variety of foreign laws. Sales made to foreign customers or foreign distributors may be denominated in either U.S. dollars or in the currencies of the countries where sales are made. The Company has not to date sought to hedge the risks associated with fluctuations in foreign exchange rates and does not currently plan to do so. The Company's foreign sales and operations are also affected by general economic conditions in its international markets. A prolonged economic downturn in its foreign markets could have a material adverse effect on the Company's business. As a result of the Wells acquisition, the Company now has an operating subsidiary in Japan, and sales or technical support operations in England, Germany, South Korea, Malaysia and Singapore. Recent and continuing volatility in the Asian economies and financial and currencies markets may have a material adverse effect on the Company's current and planned sales and operations in that region, particularly with respect to the Company's IC package interconnect business. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenues and, consequently, on the financial condition, results of operations and business of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Restrictive Covenants Under Senior Credit Facility. The agreement governing the Senior Credit Facility contains numerous financial and operating covenants. There can be no assurance that the Company will be able to maintain compliance with these covenants, and failure to meet such covenants would result in an event of default under the Senior Credit Facility. Among these covenants are restrictions that the Company (i) must maintain John L. Dwight, Jr. as chief executive officer of the Company or obtain the consent of the lenders under the Senior Credit Facility to any replacement of Mr. Dwight; (ii) may not, without the prior consent of such lenders, acquire the assets of or ownership interests in, or merge with, other companies; and (iii) may not, without the prior consent of such lenders, pay cash dividends. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and Note 8 of the Notes to the Company's Consolidated Financial Statements.

     Fluctuations in Operating Results. The variability of the level and timing of orders from, and shipments to, major customers may result in significant fluctuations in the Company's quarterly results of operations. The Company generally does not obtain long-term purchase orders or commitments but instead seeks to work closely with its customers to anticipate the volume of future orders. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty. Cancellations, reductions or delays in orders by a customer or groups of customers could have a material adverse effect on the financial condition, results of operations and business of the Company. In addition to the variability resulting from the short-term nature of its customers' commitments, other factors have contributed, and may in the future contribute, to such fluctuations. These factors may include, among other things, customers' and competitors' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes, changes in cost and availability of labor and components, shifts in the Company's product mix and changes or anticipated changes in economic conditions. In addition, it is not uncommon in the electronic connector industry for results of operations to display a seasonal pattern of declining revenues in the third quarter of the calendar year. Although the Company's results of operations did not display this pattern in 1995 and 1997, it did occur in 1996 and is likely to occur in the future. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's operating expenses are relatively fixed, any unanticipated shortfall in revenue in a quarter may have a material adverse impact on the Company's results of operations for the quarter. Results of operations for any period should not be considered indicative of the results to be anticipated for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Technological Evolution. The rapid technological evolution of the electronics industry requires the Company to anticipate and respond rapidly to changes in industry standards and customer needs and to develop and introduce new and enhanced products on a timely and cost-effective basis. In particular, the Company must target its development of IC package interconnect sockets based on which next generation IC package designs the Company expects to be successful. The Company must manage transitions from products using present technology to those that utilize next generation technology in order to maintain or increase sales and profitability, minimize disruptions in customer orders and avoid excess inventory of products that are less responsive to customer demand. Any failure of the Company to respond effectively to changes in industry standards and customer needs, develop and introduce new products and manage product transitions would have a material adverse effect on the financial condition, results of operations and business of the Company. See
"Business -- Product Development."

     Management of Growth. The Company has grown rapidly in recent years, in particular through the Wells acquisition in December 1997. A continuing period of rapid growth could place a significant strain on the Company's management, operations and other resources. The Company's ability to manage its growth will require it to continue to invest in its operational, financial and management information systems, and to attract, retain, motivate and effectively manage its employees. The inability of the Company's management to manage growth effectively would have a material adverse effect on the financial condition, results of operations and business of the Company. See "Business -- Strategy" and "Management."

     Proprietary Technology and Product Protection. The Company's success depends in part on its ability to maintain the proprietary and confidential aspects of its products as they are released.

The Company seeks to use a combination of patents and other means to establish and protect its proprietary rights. There can be no assurance, however, that the precautions taken by the Company will be adequate to protect the Company's technology. In addition, many of the Company's competitors have obtained or developed, and may be expected to obtain or develop in the future, patents or other proprietary rights that cover or affect products that perform functions similar to those performed by products offered by the Company. There can be no assurance that, in the future, the Company's products will not be held to infringe patent claims of its competitors, or that the Company is aware of all patents containing claims that may pose a risk of infringement by its products. The inability of the Company for any reason to protect existing technology or otherwise acquire such technology could prevent distribution of the Company's products, having a material adverse effect on the financial condition, results of operations and business of the Company. See "Business -- Intellectual Property" and "-- Legal Proceedings."

     Patent Litigation. On August 21, 1995, the Company's wholly-owned subsidiary, CTi Technologies, Inc. ("CTi"), filed an action in the United States District Court for the District of Arizona against Wayne K. Pfaff, an individual residing in Texas ("Pfaff"), and Plastronics Socket Company, Inc., a corporation affiliated with Pfaff, alleging and seeking a declaratory judgment that two United States patents issued to Pfaff and relating to certain burn-in sockets for "leadless" IC packages (the "Pfaff Leadless Patent") and ball grid array ("BGA") IC packages (the "Pfaff BGA Patent") (collectively, the "Pfaff Patents") are invalid and are not infringed by CTi, the products of which include burn-in sockets for certain "leaded" packages (including Quad Flat Paks) (the "CTi Leaded Products") and BGA packages (the "CTi BGA Products") (collectively, the "CTi Products"). Pfaff has filed a counterclaim alleging that CTi infringes the "Pfaff Leadless Patent" and has requested an award of damages; the counterclaim does not allege infringement of the Pfaff BGA Patent. Pfaff has also sought a permanent injunction against further infringement by CTi of the Pfaff Leadless Patent. That action has been stayed pending resolution of another action, described below, involving the Pfaff Leadless Patent.


     In litigation between Wells and Pfaff concerning the Pfaff Leadless Patent, the United States Court of Appeals for the Federal Circuit has found all of the individual descriptions of the invention (the "Claims" of the patent) of the Pfaff Leadless Patent which were at issue in that case to be invalid. Certain other Claims of the patent were not at issue in that case, and their validity was not decided by the court, because Pfaff did not allege that products of Wells infringed such Claims. The United States Supreme Court has accepted an appeal by Pfaff in that case. Unless overturned, the Court of Appeals decision as to the invalidity of such Claims of the Pfaff Leadless Patent will be binding in the CTi v. Pfaff action in the District of Arizona, and the reasoning of that decision could support CTi's position that the remaining Claims of that patent are invalid. There can be no assurance, however, that the decision will not be overturned or that the Company will not be required to engage in further costly litigation regarding the Pfaff Patents.



     In addition, there can be no assurance that the Company, CTi or Wells will prevail in any pending or future litigation. A final court determination that CTi or Wells has infringed the Pfaff Leadless Patent could have a material adverse effect on the Company. Such adverse effect could include, without limitation, the requirement that CTi or Wells pay substantial damages for past infringement and an injunction against the manufacture or sale in the United States of such products as are found to be infringing. Approximately 18.5% of the revenues of the Company (excluding Wells) for 1997 and approximately 7.0% of the revenues of Wells for calendar year 1997 were derived from the sale of products potentially at issue in the Pfaff cases. There can be no assurance that the CTi and Wells litigation will be resolved without material adverse effect on the financial condition, results of operations and business of the Company. See "Business -- Legal Proceedings."


     Competition. The electronic connector industry is highly competitive and fragmented, with more than 2,000 manufacturers worldwide. The Company believes that competition in its targeted segments is primarily based on design, responsiveness, quality, price, reputation and reliability. The Company has experienced significant price pressure with respect to certain products, including its thin, small outline package ("TSOP") product. The Company's significant competitors are much larger and have substantially broader product lines and greater financial resources than the Company. There can be no assurance that the Company will compete successfully, and any failure to compete successfully would have a material adverse effect on the financial condition, results of operations and business of the Company. See "Business -- IC Package Interconnects" and "-- Competition."


     Control by Existing Stockholders. Upon the completion of this offering, the current officers, directors and Emerson Electric Co. ("Emerson"), the Company's largest stockholder, will beneficially own approximately 41.5% of the outstanding shares of the Common Stock of the Company based on the number of shares of Common Stock outstanding as of January 31, 1998. Accordingly, such persons, if they act together, will have effective control over the Company through their ability to control the election of directors and all other matters that require action by the Company's stockholders, irrespective of how other stockholders may vote. Such persons could prevent or delay a change in control of the Company which may be favored by a majority of the remaining stockholders. Such ability to prevent or delay such a change in control of the Company also may have an adverse effect on the market price of the Company's Common Stock. See "Management -- Executive Officers and Directors," "Principal Stockholders," "Description of Capital Stock" and "Underwriting."



     Dependence on Key Personnel. The Company is largely dependent upon the skills and efforts of John L. Dwight, Jr., its Chairman of the Board, President and Chief Executive Officer, Richard J. Mullin, its Vice President and President, Wells - CTI Division, Michael S. Cantor, its Vice President and General Manager, Industrial/Avionics Division, Jeffrey A. Farnsworth, its Vice President and General Manager, Wells - CTI Phoenix, and other officers and key employees. The Company does not have employment agreements with any of its officers or key employees providing for their employment for any specific term or noncompetition agreements prohibiting them from competing with the Company after termination of their employment. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the financial condition, results of operations and business of the Company. See " -- Restrictive Covenants Under Senior Credit Facility," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."


     Dependence Upon Independent Distributors. Sales through independent distributors accounted for 35.7%, 28.1% and 38.7% of the net sales of the Company (excluding Wells) for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's agreements with its independent distributors are nonexclusive and may be terminated by either party upon 30 days written notice, provided that if the Company terminates the agreement with an independent distributor, the Company will be obligated to purchase certain of such distributor's pre-designated unsold inventory shipped by the Company within an agreed-upon period prior to the effective date of such termination. The Company's distributors are not within the control of the Company, are not obligated to purchase products from the Company, and may also sell other lines of products. There can be no assurance that these distributors will continue their current relationships with the Company or that they will not give higher priority to the sale of other products, which could include products of competitors. A reduction in sales efforts or discontinuance of sales of the Company's products by its distributors could lead to reduced sales and could materially adversely affect the Company's financial condition, results of operations and business. The Company grants to certain of its distributors limited inventory return and stock rotation rights. If the Company's distributors were to increase their general levels of inventory of the Company's products, the Company could face an increased risk of product returns from its distributors. There can be no assurance that the Company's historical return rate will remain at a low level in the future or that such product returns will not have a material adverse effect on the Company's financial condition, results of operations and business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     Year 2000 Compliance Costs. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. To distinguish 21st century dates from 20th century dates, these date code fields must be able to accept four digit entries. The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in manufacturing, product development, financial business systems and various administrative functions. The Company believes that, with the exception of the South Bend, Indiana location of Wells - CTI ("Wells - CTI South Bend"), its computer systems will be able to manage and manipulate all material data involving the transition from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. However, there can be no assurances that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's financial condition, results of operations or business. In addition, the Company has limited information concerning the compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Company's financial condition, results of operations and business could be materially and adversely affected.



     The Company believes that, within the next nine months, it will have to replace the current systems at Wells - CTI South Bend with new systems that are Year 2000 compliant. Failure to replace such systems could result in the generation of erroneous data or system failure. Significant uncertainty exists concerning the potential effects associated with Year 2000 compliance, and Year 2000 issues involving systems of Wells - CTI South Bend could have a material adverse effect on the Company's financial condition, results of operations or business. The cost of replacing computer systems of Wells - CTI South Bend is currently estimated to be up to $900,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Product Liability. The Company's products provide electrical connections between various electrical and electronic components. Any failure by the Company's products could result in claims against the Company. Except with respect to avionics products, the Company does not maintain insurance to protect against possible claims associated with the use of its products. A successful claim brought against the Company could have a material adverse effect on the financial condition, results of operations and business of the Company. Even unsuccessful claims could result in the Company's expenditure of funds in litigation and management time and resources. There can be no assurance that the Company will not be subject to product liability claims.

     Environmental Compliance. The Company is subject to a wide range of environmental laws and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. A failure by the Company at any time to comply with environmental laws and regulations could subject it to liabilities or the suspension of production. Such laws and regulations could also restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or incur other significant expenses.

     Possible Volatility of Stock Price. The stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new products by the Company or its competitors, other developments or disputes with respect to proprietary rights, general trends in the industry, overall market conditions and other factors. In addition, there can be no assurance that an active trading market for the Common Stock will be sustained.

     Potential Effect of Anti-Takeover Provisions. The Company's Board of Directors has the authority without action by the Company's stockholders to fix the rights and preferences of and to issue shares of the Company's Preferred Stock, which may have the effect of delaying, deterring or preventing a change in control of the Company. At present the Company has no plans to issue any shares of Preferred Stock. The Company's Board of Directors also has the authority without action by the Company's stockholders to impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the classification of the Company's Board of Directors and certain provisions of Massachusetts law applicable or potentially applicable to the Company, could have the effect of delaying, deterring or preventing a change in control of the Company. These statutory provisions include a requirement that directors of publicly-held Massachusetts corporations may only be removed for "cause," as well as a provision not currently applicable to the Company that any stockholder who acquires beneficial ownership of 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. See "Description of Capital Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $22.00 per share), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be approximately $40.9 million ($47.1 million if the Underwriters' over-allotment option is exercised in full).



     The Company expects to use the net proceeds to repay (i) 100% of a Subordinated Debenture ("Debenture") held by Emerson Electric Co. and (ii) a portion of the outstanding balance on its secured credit loan facility with Fleet National Bank and other lenders (the "Senior Credit Facility"). The Company issued the Debenture and arranged the Senior Credit Facility in order to finance the Wells acquisition. As of December 31, 1997, the principal amount outstanding under the Debenture was $25 million and under the Senior Credit Facility was $83 million. Interest on the Debenture is 10% per annum plus the issuance of a common stock purchase warrant (the "Emerson Warrant") to purchase up to 525,000 shares of Common Stock of the Company, as follows: (i) the Emerson Warrant is currently exercisable for 150,000 shares of Common Stock; (ii) if the principal of and accrued interest and costs and expenses under the Debenture have not been paid in full at the close of business on December 31, 1998, the Emerson Warrant shall be exercisable for an additional 225,000 shares of Common Stock; and (iii) if the principal of and accrued interest and costs and expenses under the Debenture have not been paid in full at the close of business on December 31, 1999, the Emerson Warrant shall be exercisable for an additional 150,000 shares of Common Stock. The combined effective interest rate for the Debenture, the exercisable portion of the Emerson Warrant and the prepayment penalty is 21.7%, assuming 10% per annum direct interest expense, 8.4% per annum effective interest expense associated with the value of the Emerson Warrant and 3.25% of effective interest expense due to prepayment penalties. Prepayment of the principal amount under the Debenture is subject to a penalty, due at the time of prepayment, as follows: (i) for the period beginning on December 26, 1997 and ending June 30, 1998, an amount equal to 3.25% of the principal sum prepaid; (ii) for the period beginning July 1, 1998 and ending September 30, 1998, an amount equal to 6.5% of the principal sum prepaid; and (iii) for the period beginning October 1, 1998 and ending December 31, 1998, an amount equal to 9.75% of the principal sum prepaid. Interest on loans outstanding under the Senior Credit Facility is, at the Company's election, payable at either (i) the higher of the lender's base rate, or a rate equal to 1/2 of 1% per annum above the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, plus between 25 and 200 basis points based on the ratio of senior indebtedness to the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), or (ii) a periodic fixed rate equal to Libor plus between 150 and 325 basis points based on the ratio of senior indebtedness to EBITDA. As of December 31, 1997, the weighted average interest rate on loans outstanding under the Senior Credit Facility was 8.96%. A portion of the Senior Credit Facility matures on December 2003 and the remainder matures on December 2004. The remaining net proceeds, if any, will be used for general corporate purposes, including working capital, product development and capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes 8 and 9 of Notes to the Company's Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the reported high and low sale prices for the Common Stock on the Nasdaq National Market, under the symbol "PCDI," for the periods indicated:


                                                              HIGH      LOW
                                                              ----      ---
1996
First Quarter (from March 27)...............................  $12 1/2   $11*
Second Quarter..............................................   16        11 1/4
Third Quarter...............................................   13 3/4    10 1/8
Fourth Quarter..............................................   13 7/8    10
1997
First Quarter...............................................   17 3/4    13
Second Quarter..............................................   17 5/8    14
Third Quarter...............................................   25        16
Fourth Quarter..............................................   26 1/2    19 1/2
1998
First Quarter (through March 18)............................   24 1/4    19 3/4
                                                               ===       ===


---------------
* Initial public offering price per share.


     On March 18, 1998, the last reported sale price for the Common Stock on the Nasdaq National Market was $22.00 per share. As of January 31, 1998, there were approximately 800 holders of record of Common Stock.


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on the Common Stock. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Board of Directors of the Company intends to review this policy from time to time, after taking into account various factors such as the Company's financial condition, results of operation, current and anticipated cash needs and plans for expansion. The Senior Credit Facility contains a covenant that prohibits the Company from paying cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 8 of Notes to the Company's Consolidated Financial Statements.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of December 31, 1997, and as adjusted to reflect the application of the estimated net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $22.00 per share). This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Short-term debt and current portion of long-term debt.......  $17,700     $ 17,700
                                                              =======     ========
Long-term debt, net of current portion:
  Senior Credit Facility Secured Term Loan A................  $25,700     $ 18,877(1)
  Senior Credit Facility Secured Term Loan B................   39,600       30,503(1)
  Subordinated Debenture (2)................................   22,903           --
Stockholders' equity (3):
  Preferred Stock, $0.10 par value; 1,000,000 shares
     authorized,
     none issued and outstanding............................       --           --
  Common Stock, actual: $0.01 par value; 25,000,000 shares
     authorized; 6,020,182 shares issued and outstanding,
     actual; and 8,020,182 shares issued and outstanding, as
     adjusted...............................................       60           80
  Additional paid-in capital................................   17,904       58,804
  Deferred compensation.....................................      (39)         (39)
  Retained earnings (deficit)...............................   (8,930)     (10,705)(4)
                                                              -------     --------
          Total stockholders' equity........................    8,995       48,140
                                                              -------     --------
          Total capitalization..............................  $97,198     $ 97,520
                                                              =======     ========


---------------
(1) Assumes proceeds are applied pro rata to Term Loan A and Term Loan B.

(2) See Note 9 of Notes to the Company's Consolidated Financial Statements.


(3) Based on the number of shares of Common Stock outstanding as of December 31, 1997. Excludes 996,600 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 719,850 shares were subject to outstanding options as of December 31, 1997 at a weighted average exercise price of $3.46 per share. Also excludes 525,000 shares of Common Stock subject to the Emerson Warrant, which warrant was exercisable as of December 31, 1997 as to 150,000 shares; the Emerson Warrant has an exercise price of $1.00 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Management -- Stock Awards."



(4) As adjusted retained earnings (deficit) reflects the after tax impact of the interest expense for the Emerson Warrant and related prepayment penalty.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

    On December 26, 1997, pursuant to the Share Purchase Agreement dated November 17, 1997, the Company acquired all of the outstanding common stock of Wells Electronics, Inc. ("Wells") for approximately $130 million in cash. The Company also incurred approximately $1.2 million in acquisition related costs resulting in a total purchase price of approximately $131.2 million. The acquisition was financed by a combination of a new bank credit facility of $90 million of which the Company borrowed approximately $83 million upon consummation of the acquisition and a $25 million subordinated debenture issued to Emerson.


    The acquisition is being accounted for as a purchase, and the Company has allocated the purchase price based on the fair value of assets acquired and liabilities assumed. A significant portion of the purchase price has been allocated as intangible assets using proven valuation procedures and techniques, including approximately $44 million of acquired in-process research and development.


    The accompanying Unaudited Pro Forma Condensed Consolidated Statement of Operations for the 12 months ended December 31, 1997 assumes that the acquisition of Wells took place on January 1, 1997.

    The accompanying pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which would actually have been reported had the acquisition been in effect during the periods presented, or which may be reported in the future.

    The accompanying Unaudited Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the historical financial statements and related notes thereto for PCD and for Wells that appear elsewhere in this Prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                PCD       WELLS                                    PRO FORMA        PRO FORMA
                              DEC. 31,   DEC. 31,    PRO FORMA     PRO FORMA     EFFECTS OF THE      COMBINED
                                1997       1997     ADJUSTMENTS   COMBINED (1)      OFFERING      AS ADJUSTED(2)
                              --------   --------   -----------   ------------   --------------   --------------
Net sales...................  $ 29,796   $41,590                    $ 71,386                         $71,386
Cost of sales...............    15,120    15,242                      30,362                          30,362
                              --------   -------     --------       --------         ------          -------
  Gross profit..............    14,676    26,348                      41,024                          41,024
Operating expenses,
  excluding amortization....     5,816     9,289                      15,105                          15,105
Write-off of acquired in-
  process research and
  development...............    44,438               $(44,438)(3)
Amortization of acquired
  intangible assets.........                 484        3,558(4)       4,042                           4,042
                              --------   -------     --------       --------         ------          -------
  Income (loss) from
    operations..............   (35,578)   16,575       40,880         21,877                          21,877
Interest and other income...     1,167                 (1,067)(5)        100                             100
Interest expense............      (227)       (8)     (11,878)(6)    (12,113)        $3,933(8)        (8,180)
                              --------   -------     --------       --------         ------          -------
  Income (loss) before
    provisions for taxes....   (34,638)   16,567       27,935          9,864          3,933           13,797
Provisions (benefit) for
  income taxes..............   (11,802)    7,157        8,939(7)       4,294          1,534(9)         5,828
                              --------   -------     --------       --------         ------          -------
  Net income (loss) before
    non-recurring item and
    extraordinary loss......  $(22,836)  $ 9,410     $ 18,996       $  5,570         $2,399          $ 7,969
                              ========   =======     ========       ========         ======          =======
Net income (loss) per share:
    Basic...................  $  (3.83)                             $   0.94                         $  1.00
                              ========                              ========                         =======
    Diluted.................  $  (3.83)                             $   0.82                         $  0.91
                              ========                              ========                         =======
Weighted average number of
  common and common
  equivalent shares
  outstanding:
    Basic...................     5,955                                 5,955          2,000(10)        7,955
    Diluted.................     5,955                                 6,769          2,000(10)        8,769


---------------
See notes on following page.

 (1) Before deducting the additional interest expense for the value of the exercisable portion of the Emerson Warrant, pro forma net income combined was approximately $6,849,000, pro forma net income combined per share--basic was $1.15 (based on a weighted average number of shares outstanding of 5,954,657) and pro forma net income combined per share--diluted was $1.01 (based on a weighted average number of common and common equivalent shares outstanding of 6,769,479).



 (2) For purposes of this Unaudited Pro Forma Condensed Consolidated Statement of Operations, the Debenture prepayment penalty of approximately $496,000 (net of taxes) has been excluded from the pro forma combined statement of operations. Before deducting the additional interest expense for the value of the exercisable portion of the Emerson Warrant, pro forma net income combined was approximately $9,248,000, pro forma net income combined per share--basic was $1.16 (based on a weighted average number of shares outstanding of 7,954,657) and pro forma net income combined per share--diluted was $1.05 (based on a weighted average number of common and common equivalent shares outstanding of 8,769,479).


 (3) Reflects the elimination of non-recurring acquired in-process research and development relating to the Wells acquisition so that the pro forma combined statement of operations includes only recurring costs.

 (4) Includes amortization of intangible assets as a result of the Wells acquisition consisting of 20 years for goodwill, trademarks and tradenames and 9 years for patented technologies to reflect a full year's charge.

 (5) Represents a reduction of interest income as a result of utilizing cash and cash equivalents for the Wells acquisition.


 (6) Includes interest expense on debt issued to finance the Wells acquisition, at an assumed weighted average rate of 8.96% for the Senior Credit Facility and at 10% for the subordinated debenture and additional interest expense of $2.1 million representing the interest expense of the exercisable portion of the Emerson Warrant. A 1/8 percent change in the interest rate of the Senior Credit Facility results in a change of $103,750.



 (7) Reflects the related tax effect of adjustments (3) through (6). A portion of the approximately $44 million of in-process research and development charge is not deductible in Japanese tax jurisdictions. The remainder of the adjustments are included at a 39% rate.



 (8) Reflects the reduction of interest expense as a result of the pay down of the Senior Credit Facility and the Subordinated Debenture from the sale of 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $22.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by the Company).


 (9) Reflects the related tax effect of adjustment reducing interest expense.

(10) Issuance of 2,000,000 shares offered hereby for purposes of calculating net income per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains certain selected consolidated financial data for PCD and its subsidiaries (excluding Wells and its subsidiaries, except as noted). The selected consolidated financial data for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's Consolidated Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent public accountants. The pro forma statement of operations data for the year ended December 31, 1997 give effect to the Wells acquisition assuming such transaction occurred on January 1, 1997 and have been derived from the Unaudited Pro Forma Condensed Consolidated Statement of Operations included elsewhere in this Prospectus. The Pro Forma Consolidated Statement of Operations Data are not necessarily indicative of the actual results that would have been achieved had the Wells acquisition occurred at the beginning 1997, nor do they purport to indicate the results of operations of the Company for any future period. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto of the Company and of Wells appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                               YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------------------------
                                                                                                       PRO FORMA
                                                                                         PRO FORMA    AS ADJUSTED
                                      1993      1994      1995      1996     1997 (1)   1997 (2)(3)   1997 (2)(4)
                                     -------   -------   -------   -------   --------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..........................  $12,691   $15,850   $25,616   $26,857   $ 29,796     $ 71,386     $ 71,386
Gross profit.......................    4,197     6,016    12,139    12,400     14,676       41,024       41,024
Write-off of acquired in-process
  research and development.........       --        --        --        --    (44,438)          --           --
Income (loss) from operations......      867     2,157     6,472     6,955    (35,578)      21,877       21,877
Interest income (expense), net.....        1        23       112       725        940      (12,013)      (8,080)
Net income (loss)..................  $   507   $ 1,301   $ 3,863   $ 4,785   $(22,836)    $  5,570     $  7,969
                                     =======   =======   =======   =======   ========     ========     ========
Net income (loss) per share (5):
  Basic............................  $  0.11   $  0.29   $  0.85   $  0.87   $  (3.83)    $   0.94     $   1.00
                                     =======   =======   =======   =======   ========     ========     ========
  Diluted..........................  $  0.11   $  0.28   $  0.74   $  0.76   $  (3.83)    $   0.82     $   0.91
                                     =======   =======   =======   =======   ========     ========     ========
Weighted average number of common
  and common equivalent shares
  outstanding (5):
  Basic............................    4,561     4,561     4,570     5,478      5,955        5,955        7,955
  Diluted..........................    4,637     4,631     5,201     6,292      5,955        6,769        8,769
OTHER DATA:
EBITDA (6)(7)......................  $ 1,933   $ 3,142   $ 7,498   $ 8,344   $ 10,390     $ 30,059     $ 30,059
EBITDA margin (6)..................     15.2%     19.8%     29.3%     31.1%      34.9%        42.1%        42.1%
Depreciation.......................    1,066       985     1,026     1,389      1,530        4,140        4,140
Amortization of intangible
  assets...........................       --        --        --        --         --        4,042        4,042



                                                                   DECEMBER 31,
                                        ------------------------------------------------------------------
                                                                                               AS ADJUSTED
                                         1993      1994       1995       1996      1997 (1)     1997 (4)
                                        ------    -------    -------    -------    --------    -----------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit).............  $4,249    $ 5,089    $ 7,671    $23,054    $(12,632)    $(12,310)
Total assets..........................   8,945     10,783     15,929     32,456     126,592      126,592
Total debt............................      37         --         --         --     105,903       67,080
Stockholders' equity..................   7,473      8,774     12,812     28,706       8,995       48,140


---------------
See notes on following page.

(1) Net loss for the year ended December 31, 1997 includes a non-recurring write-off relating to the Wells acquisition for acquired in-process research and development. Before deducting the write-off, net income per share -- basic was $1.04 (based on a weighted average number of shares outstanding of 5,954,657), and net income per share -- diluted was $0.94 (based on a weighted average number of common and common equivalent shares outstanding of 6,634,125).


(2) Gives effect to the Wells acquisition assuming such transaction had occurred on January 1, 1997 and the elimination of the related non-recurring acquired in-process research and development expense and the addition of the annual amortization of acquired intangible assets so that the pro forma and the pro forma as adjusted includes only recurring costs. See "Unaudited Pro Forma Condensed Consolidated Statement of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(3) Before deducting the additional interest for the value of the exercisable portion of the Emerson Warrant, pro forma net income was approximately $6,849,000, pro forma net income per share -- basic was $1.15 (based on a weighted average number of shares outstanding of 5,954,657) and pro forma net income per share -- diluted was $1.01 (based on a weighted average number of common and common equivalent shares outstanding of 6,769,479).



(4) Adjusted to reflect (i) the sale by the Company of 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $22.00 per share), less underwriting discounts and commissions and estimated offering expenses payable by the Company; (ii) the application of the net proceeds from the offering; and (iii) the write-off of approximately $2.1 million of interest expense relating to the exercisable portion of the Emerson Warrant. Before deducting the additional interest expense for the value of the exercisable portion of the Emerson Warrant, pro forma as adjusted net income was approximately $9,248,000, pro forma as adjusted net income per share -- basic was $1.16 (based on a weighted average number of shares outstanding of 7,954,657) and pro forma as adjusted net income per share -- diluted was $1.05 (based on a weighted average number of common and common equivalent shares outstanding of 8,769,479). See "Use of Proceeds," "Capitalization" and Note 9 of Notes to the Company's Consolidated Financial Statements.



(5) See Note 2 of Notes to the Company's Consolidated Financial Statements for an explanation of the basis used to calculate net income (loss) per share.



(6) Earnings before interest, taxes, depreciation and amortization ("EBITDA") includes income from operations before deducting the non-recurring write-off relating to the Wells acquisition for acquired in-process research and development adjusted to exclude depreciation and amortization of intangible assets. EBITDA margin is EBITDA reflected as a percentage of net sales. The Company believes that EBITDA and EBITDA margin provide additional information to assist investors in determining its ability to meet future debt service requirements. However, EBITDA is not a defined term under generally accepted accounting principles ("GAAP"), is not indicative of operating income or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures reported by other companies.



(7) Net cash provided by operating activities was $1.5 million, $1.6 million, $5.5 million, $7.8 million, and $8.1 million for 1993, 1994, 1995, 1996, and
    1997, respectively. Net cash used in investing activities was $1.4 million, $1.4 million, $2.5 million, $1.9 million and $132.9 million for 1993, 1994, 1995, 1996, and 1997, respectively. Net cash (used in) provided by financing activities was $(0.4) million, $(0.09) million, $0.004 million, $10.7 million and $108.3 million for 1993, 1994, 1995, 1996, and 1997, respectively.

                            WELLS ELECTRONICS, INC.



                      SELECTED CONSOLIDATED FINANCIAL DATA



     The following table contains certain selected consolidated financial data for Wells Electronics, Inc. The selected consolidated financial data for each of the periods 52 weeks ended June 3, 1995, 48 weeks ended April 27, 1996, 53 weeks ended May 3, 1997, and 34 weeks ended December 26, 1997 have been derived from the Wells Consolidated Financial Statements, which have been audited by KPMG Peat Marwick, independent public accountants. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto of Wells appearing elsewhere in this Prospectus.



                                            UNAUDITED
                                     -----------------------   52 WEEKS    48 WEEKS    53 WEEKS      34 WEEKS
                                     YEAR ENDED   YEAR ENDED     ENDED       ENDED       ENDED        ENDED
                                      MAY 31,      MAY 31,      JUNE 3,    APRIL 27,    MAY 3,     DECEMBER 26,
                                        1993         1994        1995        1996        1997          1997
                                     ----------   ----------   ---------   ---------   ---------   ------------
                                                        (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..........................   $11,696      $12,287      $18,579     $17,998     $27,492      $29,268
Gross profit.......................     4,370        3,964        8,847       8,727      14,311       19,007
Income (loss) from operations......      (944)        (642)       1,575       2,103       5,553       11,584
Non-operating income, net..........       518          154           66         735         783          330
Net income (loss)..................   $  (432)     $  (386)     $   843     $ 2,252     $ 4,367      $ 6,269
                                      =======      =======      =======     =======     =======      =======
Net income (loss) per share(1):
  Basic............................   $(55.21)     $(49.33)     $107.73     $287.80     $558.08      $801.15
                                      =======      =======      =======     =======     =======      =======
  Diluted..........................   $(55.21)     $(49.33)     $107.73     $287.80     $558.08      $801.15
                                      =======      =======      =======     =======     =======      =======
Weighted average number of common
  and common equivalent shares
  outstanding(1):
  Basic............................     7,825        7,825        7,825       7,825       7,825        7,825
  Diluted..........................     7,825        7,825        7,825       7,825       7,825        7,825



                                      MAY 31,      MAY 31,      JUNE 3,    APRIL 27,    MAY 3,     DECEMBER 26,
                                        1993         1994        1995        1996        1997          1997
                                     ----------   ----------   ---------   ---------   ---------   ------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital....................   $ 1,337      $ 2,043      $ 1,547     $ 2,679     $ 2,085      $   757
Total assets.......................     7,230        9,023       11,494      13,913      30,785       27,542
Total debt.........................       194        1,458        1,699       2,611         268           18
Stockholders' equity...............     3,612        3,273        4,354       6,333      18,641       13,841


---------------

(1) See Note 2 of Notes to Wells' Consolidated Financial Statements for an explanation of the basis used to calculate net income (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth under "Risk Factors" and elsewhere in this Prospectus.

     As used herein, the terms "Company" and "PCD," unless otherwise indicated or the context otherwise requires, refer to PCD Inc. and its subsidiaries, including Wells Electronics, Inc. and its subsidiaries ("Wells"). However, all financial information for periods ended before December 26, 1997, unless otherwise indicated or the context otherwise requires, is for PCD Inc. and its subsidiaries, excluding Wells.

OVERVIEW

     PCD designs, manufactures and markets electronic connectors for use in integrated circuit ("IC") package interconnect applications, industrial equipment and avionics. Electronic connectors, which enable an electrical current or signal to pass from one element to another within an electronic system, range from minute individual connections within an IC to rugged, multiple lead connectors that couple various types of electrical/electronic equipment.

     The Company was founded in 1976 and the current chairman, John L. Dwight, Jr., acquired a controlling interest in 1980. Over the years, the Company has made a number of strategic acquisitions and investments to both bolster existing product lines and expand into selected key markets. The most significant of these acquisitions were: (i) the 1997 acquisition of the common stock of Wells Electronics, Inc. ("Wells") from UL America, Inc., an indirect wholly-owned subsidiary of Siebe plc; (ii) the 1988 acquisition of the assets of Component Technologies, Inc.; and (iii) the 1983 acquisition of the Appleton Electronics product line from Emerson Electric Co. In 1996, the Company completed an initial public offering of its Common Stock.


     In 1995, net sales of the Company (excluding Wells) were $25.6 million and grew to $29.8 million in 1997, and after giving effect to the Wells acquisition the Company's net sales in 1997 were $71.4 million on a pro forma basis. The Company (excluding Wells) realized approximately 46.7% of its net sales in 1997 from products introduced in the last five years. The Company distributes its products through a combination of its own dedicated direct sales forces, a worldwide network of manufacturers representatives and authorized distributors. Sales to customers located outside the United States, either directly or through U.S. and foreign distributors, accounted for approximately 28.1%, 22.1% and 35.8% of the net sales of the Company in the years ended December 31, 1995, 1996 and 1997, respectively, and the Company believes that, with the addition of Wells, international sales will account for a significant portion of its revenues for the foreseeable future.



     The following table sets forth the relative percentages of the total net sales of the Company attributable to each of the Company's product categories for the periods indicated.


                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                                                   PRO FORMA
                  PRODUCT CATEGORIES                    1995     1996     1997     1997 (1)
                  ------------------                    ----     ----     ----     ---------
IC package interconnects..............................   52.7%    37.6%    42.3%   75.9%
Industrial interconnects..............................   16.5     22.5     24.5    10.2
Avionics terminal blocks and sockets..................   30.8     39.9     33.2    13.9
                                                        -----    -----    -----    ------
          Total.......................................  100.0%   100.0%   100.0%   100.0%
                                                        =====    =====    =====    ======

---------------
(1) Gives effect to the Wells acquisition assuming such transaction had occurred on January 1, 1997.

WELLS ACQUISITION


     On December 26, 1997, the Company purchased Wells (the "Wells acquisition"). The acquisition significantly expanded the Company's product offerings in the IC package interconnect category and added principal facilities in South Bend, Indiana and Yokohama, Japan, as well as technical support operations in Regensburg, Germany and Penang, Malaysia, sales offices in San Jose, California; Northhampton, England; Seoul, South Korea and Singapore, and a stamping facility in Harrisburg (Swatara), Pennsylvania. In combining the existing IC package interconnect business of PCD with that of Wells, the Company now supports complete design, development, manufacturing and marketing of test and burn-in sockets in two of the world's largest IC package interconnect markets: the United States and Japan. Wells was acquired for access to its burn-in technology and customer base. The purchase price for Wells was $130 million in cash and the Company incurred approximately $1.2 million in acquisition related costs resulting in a total purchase price of approximately $131.2 million. The acquisition is being accounted for as a purchase in accordance with APB Opinion No. 16. As a result, a purchase price premium of $110 million was recorded on the transaction. Patented technology of approximately $3.1 million was identified. The patented technologies reflect the products built upon established technology, with an average remaining life of 9 years.



     The acquisition was financed by a combination of a new bank credit facility of $90 million, of which the Company borrowed approximately $83 million at consummation of the acquisition, a $25 million subordinated debenture issued to Emerson and the Company's existing cash and short term investments.



     Approximately $44 million of the purchase price premium was written off as acquired in-process research and development ("IPR&D") with no alternative future use as a non-recurring write-off charged to operations at the acquisition date. The acquired IPR&D relates to in-process burn-in socket designs and manufacturing process for next generation high density IC packaging. The completion costs for these IPR&D programs are expected to be approximately $3.7 million. The Company intends to further develop the IPR&D projects, and expects successful completion of a number of them. However, the Company recognizes that development of the IPR&D possesses certain risks such as failure of one or more of the critical technologies to function according to specifications or customer rejection, which may directly impact these projects reaching technological feasibility. The Company expects the useful lives of the IPR&D projects to be 5 to 8 years, if technological feasibility is reached. If the IPR&D projects were not successfully developed, it would negatively impact the future performance and the ability of the Company's burn-in socket segment to compete.



     Wells product development is highly focused and customer driven, and generally related to a specific product or next generation platform. Often, successful projects are able to be commercialized into major product lines, as demonstrated by recent sales results. Wells is in the process of developing significant next generation product programs with major customers.



     Prior to the acquisition of Wells by the Company, Wells was a wholly-owned subsidiary of Siebe, having been purchased in May 1996 as part of Siebe's strategic acquisition of Unitech plc. The stated objective of Siebe's purchase of Unitech was to combine the two companies' power supply and control operations. Wells, a small non-strategic and non-core subsidiary of Unitech, represented less than 5% of the total purchase consideration. Subsequent to the acquisition by Siebe, Wells grew substantially and expanded its customer base, product lines and product development processes.

RESULTS OF OPERATIONS OF WELLS ELECTRONICS, INC. FOR FISCAL 1997 (53 WEEKS ENDED MAY 3, 1997) AND FISCAL 1996 (48 WEEKS ENDED APRIL 27, 1996); AND THE PERIODS ENDED DECEMBER 26, 1997 (34 WEEKS ENDED DECEMBER 26, 1997) AND DECEMBER 31, 1996 (35 WEEKS ENDED DECEMBER 31, 1996)



     Net Sales. Net sales increased approximately 53% to $27.5 million for fiscal 1997, from $18.0 million for fiscal 1996. This change in net sales reflected increased market penetration of Wells' burn-in products on an overall business basis. Wells' largest customer accounted for approximately 12% of the 53% increase in net sales. In addition, net sales of Wells' TSOP (thin small-outline package) product line increased significantly as volume shipments began to a major new customer. For the 34 week period ended December 26, 1997, net sales increased approximately 89%, to $29.3 million from $15.5 million for the 35 week period ended December 31, 1996. Shipments to Wells' three largest customers during the 34 week period ended December 26, 1997 accounted for $15.6 million, or 53% of the net sales for that period.



     Gross Profit. Gross profit increased 64% to $14.3 million for fiscal 1997, from $8.7 million for fiscal 1996. As a percentage of net sales, gross margin increased to 52.1% for fiscal 1997 from 48.5% for fiscal 1996. This increase in gross margin was attributable to a shift in product mix to Wells' TSOP and IPGA product lines and increased manufacturing and labor efficiencies resulting from the higher sales volume. For the 34 week period ended December 26, 1997, gross profit increased approximately 171%, to $19.0 million from $7.0 million for the 35 week period ended December 31, 1996. As a percentage of net sales, gross margin increased to 64.9% for the 34 week period ended December 26, 1997 from 45.2% for the 35 week period ended December 31, 1996. The improvement in gross margin was primarily due to the increase in sales volume resulting in a shift in product mix defined above and improved overhead absorption via improved manufacturing and labor efficiencies.



     Operating Expenses. Operating expenses were $8.8 million, or 31.9% of net sales for fiscal 1997 compared to $6.6 million, or 36.8% of net sales for fiscal 1996. Accounting for this change were higher salaries and related expenses, increased commissions due to the higher sales volume and increased product engineering costs. For the 34 week period ended December 26, 1997, operating expenses were $7.4 million, or 25.4% of net sales, compared to $5.2 million, or 33.9% of net sales for the 35 week period ended December 31, 1996. Accounting for this change were higher salaries and related expenses, higher product repair expenses, increased commission expense due to the higher sales volume and expansion costs into Europe and Texas.



     Provision for Income Taxes. The effective tax rate was 31.1% for fiscal 1997 compared to 20.6% for fiscal 1996. The difference was due primarily to a rate benefit taken by Wells for fiscal 1996 with respect to a reduction in the valuation allowance, as well as differing effective state tax rates. The effective tax rate was 47.4% for the 34 week period ended December 26, 1997 compared to 28.3% for the 35 week period ended December 31, 1996. This change reflects the utilization of net operating loss carryforwards in 1996 that were not available in 1997.



     The gross profit margin for PCD (excluding Wells) for the year ended December 31, 1997 was 49.3%. The gross profit margin for Wells for the fiscal year ended May 5, 1997 was 52.1%. The gross profit margin for Wells for the 12 months ended December 31, 1997 was 63.4%. The difference in gross profit margin between PCD's and Wells' historical results are related to the different markets that PCD serves versus Wells and the rapid escalation of net sales volume that Wells experienced during the above referenced periods. Operating expenses (excluding a write-off of acquired in-process research and development expense relating to the Wells acquisition) for PCD (excluding Wells) for the year ended December 31, 1997 was 19.5%. Operating expenses for Wells for fiscal 1997 was 31.9%. Operating expenses for Wells for the 12 months ended December 31, 1997 was 23.5%. The difference in operating expenses between PCD's and Wells' historical results are related to the costs associated with the sales and technical support facilities established by Wells to support the growing international markets for IC package interconnect sockets. Wells maintained an overall effective tax rate equal to 31.1% for the period ended May 5, 1997 compared to a 34.1% overall effective tax rate provided by PCD for the year ended December 31, 1997. The difference was due primarily to a rate benefit taken by Wells with respect to a reduction in the valuation allowance, as well as differing effective state tax rates.

RESULTS OF OPERATIONS

     The following table sets forth certain Consolidated Statements of Income data and other data as a percentage of net sales for the periods indicated. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto for the Company (excluding Wells) and for Wells that appear elsewhere in this Prospectus.


                                                         YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------
                                                                          PRO        PRO FORMA
                                                                         FORMA      AS ADJUSTED
                                          1995     1996     1997 (1)    1997 (2)    1997 (2)(3)
                                          -----    -----    --------    --------    -----------
Net sales...............................  100.0%   100.0%     100.0%     100.0%        100.0%
Gross profit............................   47.4     46.2       49.3       57.5          57.5
Write-off of acquired in-process
  research and development..............     --       --     (149.1)        --            --
Income (loss) from operations...........   25.3     25.9     (119.4)      30.6          30.6
Interest income (expense), net..........    0.4      2.7        3.2      (16.8)        (11.3)
Net income (loss).......................   15.1     17.8      (76.6)       7.8          11.2


---------------
(1) Net loss for the year ended December 31, 1997 includes a non-recurring write-off relating to the Wells acquisition for acquired in-process research and development.


(2) Gives effect to the Wells acquisition assuming such transaction had occurred on January 1, 1997 and the elimination of the related non-recurring acquired in-process research and development and the addition of the annual amortization of acquired intangible assets so that the pro forma and the pro forma as adjusted include only recurring costs. See "Unaudited Pro Forma Condensed Consolidated Statement of Operations."



(3) Adjusted to reflect (i) the sale by the Company of 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $22.00 per share), less underwriting discounts and commissions and estimated offering expenses payable by the Company; (ii) the application of the net proceeds from the offering; and (iii) the write-off of the interest expense relating to the exercisable portion of the Emerson Warrant. See "Use of Proceeds" and "Capitalization."


YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

     Net Sales. Net sales increased 10.8% to $29.8 million for 1997, from $26.9 million for 1996. This change in net sales reflected increased market penetration of the Company's IC package interconnects and industrial interconnects. The greatest portion of this growth was derived from higher sales volume of the IC package sockets, particularly the ball grid array ("BGA") burn-in sockets. Sales of this product family, which was introduced in the fourth quarter of 1996, grew to approximately $1.6 million in 1997 from $163,000 in 1996. The industrial interconnect line was also favorably impacted by new product introductions. Sales of the high-density terminal block line, which was introduced in late 1995, grew to approximately $765,000 in 1997 from $223,000 in 1996. Sales to customers located outside the United States, either directly or through U.S. and foreign distributors, were 35.8% of net sales in 1997, compared with 22.1% of net sales in 1996.

     Gross Profit. Gross profit increased 18.4% to $14.7 million for 1997, from $12.4 million for 1996. As a percentage of net sales, gross margin increased to 49.3% for 1997 from 46.2% for 1996. The increase in gross margin was attributable to a shift in product mix back to IC packaging interconnects from industrial interconnects and avionics terminal blocks and sockets, higher sales volume and cost improvements resulting from the Company's continuous cost reduction program.

     Operating Expenses. Operating expenses include selling, general and administrative expenses and costs of product development. Operating expenses, excluding a write-off of acquired in-process research and development from the Wells acquisition, were $5.8 million, or 19.5% of net sales, for 1997, compared to $5.4 million, or 20.3% of net sales, for 1996. This dollar increase in operating expenses reflects the costs associated with the start-up of the Control Systems Interconnect division in the third quarter of 1997 as well as the costs associated with the advertising campaign to promote the production BGA Z-Lok(TM) product family.


     Write-Off of Acquired In-Process Research and Development. The non-recurring write-off of approximately $44.0 million of acquired in-process research and development was recorded in connection with the Wells acquisition. The amount of in-process research and development was determined by identifying product development projects at Wells that were based on technologies that were considered incomplete or in-process. The remaining goodwill and purchased intangibles will be amortized over 9 to 20 years, which will increase operating expenses by approximately $4.0 million per year. PCD selected a 20 year life for goodwill and intangibles based on connector industry norms and the wide array of technologies, services and capabilities required to successfully compete in the burn-in market. Wells is an established manufacturer in this market with over 20 years experience.



     Interest and Other Income (Expense), Net. Interest and other income increased to $1.2 million in 1997 from $734,000 in 1996. This increase was attributable to the higher balances of cash and cash equivalents during 1997. Interest expense increased to approximately $227,000 in 1997, reflecting the debt incurred in connection with the Wells acquisition. The Company expects interest expense to increase substantially in 1998. See "-- Liquidity and Capital Resources."


     Provision for Income Taxes. The effective tax rate for 1997 was approximately 34.1%, compared to 37.7% in 1996. The decrease in the effective tax rate for 1997 resulted primarily from the write-off of acquired in-process research and development relating to the Wells acquisition. Before taking into consideration the write-off of acquired in-process research and development, the Company's effective tax rate was 36.6%.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

     Net Sales. Net sales increased 4.8% to $26.9 million for 1996 from $25.6 million for 1995. This increase in net sales reflected overall market growth and increased market penetration of the Company's product lines. The greatest portion of this growth was derived from higher volume in the industrial interconnects and avionics terminal block and socket categories. The IC package interconnect product category declined due to the volatility within the IC package market. Sales to customers located outside the United States, either directly or through U.S. and foreign distributors, were 22.1% of net sales in 1996, compared with 28.1% of net sales in 1995.

     Gross Profit. Gross profit increased 2.2% to $12.4 million for 1996 from $12.1 million for 1995. As a percentage of net sales, gross margin decreased from 47.4% in 1995 to 46.2% for 1996. This decrease in gross margin was attributable to a shift in product mix from IC packaging interconnects to industrial interconnects and avionics terminal blocks and sockets and a one-time expense for a design change to a nonstandard product in the IC package interconnect category. This decline was partially offset by increased manufacturing and labor efficiencies resulting from higher sales volume and the best cost producer program.

     Operating Expenses. Operating expenses decreased by $222,000, to $5.4 million, or 20.3% of net sales, for 1996, compared to $5.7 million, or 22.1% of net sales, for 1995. This decrease in operating expenses is the result of having recorded professional fees in 1995 associated with pending patent litigation, partially offset by increased expenses in 1996 resulting from the Company's status as a publicly traded company.

     Interest and Other Income (Expense), Net. Interest and other income was $725,000 in 1996, compared to $112,000 for 1995. The increase was attributable to the interest earned on the proceeds from the Company's initial public stock offering.

     Provision for Income Taxes. The effective tax rate for 1996 was approximately 37.7%, compared to 41.3% for 1995. This decrease in the effective tax rate for 1996 was due to the application of the appropriate effective tax rates for each of the state tax jurisdictions in which the Company operates. In addition, the Company established a wholly-owned subsidiary which was engaged in holding PCD securities. This corporate structure allowed for a favorable treatment of passive income in the Commonwealth of Massachusetts.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities in 1997 was $8.1 million, compared to $7.8 million in 1996. These funds were sufficient to meet increased working capital needs and capital expenditures of approximately $2.5 million. The Company currently anticipates that its capital expenditures for 1998 will be approximately $7 million, which consists primarily of purchased tooling and equipment required to support the Company's business. The amount of these anticipated capital expenditures will frequently change based on future changes in business plans and conditions of the Company and changes in economic conditions.


     In December 1997, the Company obtained a Senior Credit Facility for $90 million from Fleet National Bank and other lenders (the "Senior Credit Facility") to finance in part the Wells acquisition. The Senior Credit Facility is secured by all of the assets of the Company. In conjunction with the Senior Credit Facility, PCD and Wells each entered into a stock pledge agreement with Fleet and the other lenders pledging all or substantially all of the stock of the subsidiaries of PCD and Wells. Each of PCD, Wells and certain of their subsidiaries also entered into a security agreement and certain other collateral or conditional assignments of assets with Fleet and other lenders. Interest on loans outstanding under the Senior Credit Facility is, at the Company's election, payable at either (i) the higher of the lender's base rate, or a rate equal to 1/2 of 1% per annum above the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers plus between 25 and 200 basis points based on the ratio of senior indebtedness to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or (ii) a periodic fixed rate equal to Libor plus between 150 and 325 basis points based on the ratio of senior indebtedness to EBITDA. In addition, the Company obtained $25 million in subordinated debt financing from Emerson Electric Co. ("Emerson") pursuant to a Subordinated Debenture (the "Debenture") issued to Emerson. Interest on the Debenture is 10% per annum plus the issuance of the Emerson Warrant which is exercisable for 525,000 shares of Common Stock of the Company, as follows: (i) the Emerson Warrant is currently exercisable for 150,000 shares of common stock;
(ii) if the principal of and accrued interest and costs and expenses under the Debenture have not been paid in full at the close of business on December 31, 1998, the Emerson Warrant shall be exercisable for an additional 225,000 shares of Common Stock; and (iii) if the principal of and accrued interest and costs and expenses under the Debenture have not been paid in full at the close of business on December 31, 1999, the Emerson Warrant shall be exercisable for an additional 150,000 shares of Common Stock. The combined effective interest rate for the Debenture, the exercisable portion of the Emerson Warrant and the prepayment penalty is 21.7%, assuming 10% per annum direct interest expense, 8.4% per annum effective interest expense associated with the value of the Emerson Warrant and 3.25% of effective interest expense due to prepayment penalties. Prepayment of the principal amount under the Debenture is subject to a penalty, due at the time of prepayment, as follows: (i) for the period beginning on December 26, 1997 and ending June 30, 1998, an amount equal to 3.25% of the principal sum prepaid; (ii) for the period beginning July 1, 1998 and ending September 30, 1998, an amount equal to 6.5% of the principal sum prepaid; and (iii) for the period beginning October 1, 1998 and ending December 31, 1998, an amount equal to 9.75% of the principal sum prepaid. The Debenture is convertible into Common Stock of the Company, at Emerson's election, upon the occurrence of an Event of Default. The Events of Default under the Debenture are
(i) insolvency; (ii) default under the Senior Credit Facility; (iii) a payment default on the Debenture which default is not cured within 10 business days;
(iv) a material breach by the Company of any representations or warranties or failure to comply with covenants or agreements contained in the agreements with Emerson which breach is not cured within 30 days; and (v) an undischarged or unstayed judgment against the Company for an amount in excess of $1 million. The Senior Credit Facility will terminate over a period of six to seven years. The Company expects to use the net proceeds from this offering to repay (i) 100% of the Debenture held by Emerson and (ii) a portion of the outstanding balance on the Senior Credit Facility.



     The Company believes its existing working capital and borrowing capacity, coupled with the funds generated from the Company's operations, will be sufficient to fund its anticipated working capital, capital expenditure and debt payment requirements through 1999. Because the Company's capital requirements cannot be predicted with certainty, there can be no assurance that any additional financing will be available on terms satisfactory to the Company or not disadvantageous to the Company's stockholders, including those purchasing Common Stock in this offering.


INFLATION AND COSTS

     The cost of the Company's products is influenced by the cost of a wide variety of raw materials, including precious metals such as gold used in plating, copper and brass used for contacts, and plastic material used in molding connector components. In the past, increases in the cost of raw materials, labor and services have been offset by price increases, productivity improvements and cost saving programs. There can be no assurance, however, that the Company will be able to similarly offset such cost increases in the future.

YEAR 2000 COMPLIANCE COSTS


     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. To distinguish 21st century dates from 20th century dates, these date code fields must be able to accept four digit entries. The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in manufacturing, product development, financial business systems and various administrative functions. The Company believes that, with the exception of the South Bend, Indiana location of Wells - CTI ("Wells - CTI South Bend"), its computer systems will be able to manage and manipulate all material data involving the transition from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. However, there can be no assurances that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's financial condition, results of operations or business. In addition, the Company has limited information concerning the compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Company's financial condition, results of operations and business could be adversely affected.



     The Company believes that, within the next nine months, it will have to replace the current systems at Wells - CTI South Bend with new systems that are Year 2000 compliant. Failure to replace such systems could result in the generation of erroneous data or system failure. Significant uncertainty exists concerning the potential effects associated with Year 2000 compliance, and Year 2000 issues involving systems of Wells - CTI South Bend could have a material adverse effect on the Company's financial condition, results of operations or business. The cost of replacing computer systems of Wells - CTI South Bend is currently estimated to be up to $900,000. See "Business."

                                    BUSINESS

     The Company designs, manufactures and markets electronic connectors for use in integrated circuit ("IC") package interconnect applications, industrial equipment and avionics. Electronic connectors, which enable an electrical current or signal to pass from one element to another within an electronic system, range from minute individual connections within an integrated circuit to rugged, multiple lead connectors that couple various types of electrical/electronic equipment. Electronic connectors are used in virtually all electronic systems, including data communications, telecommunications, computers and computer peripherals, industrial controls, automotive, avionics and test and measurement instrumentation.

     The Company markets electronic connector products in three product categories, each targeting a specific market. These product categories are:

          IC package interconnects are specially designed electro-mechanical devices that connect ICs to printed circuit boards during the various stages of the ICs' production and application in electronic systems. These stages are test, burn-in, development and production.

          Industrial interconnects are used in industrial equipment systems both internally, as input/output ("I/O") connectors to link the rugged electrical environment of operating equipment to the electronic environment of controllers and sensors, and externally, to facilitate the interface of discrete factory wiring and cabling with standard computer interconnects.

          Avionics terminal blocks and sockets perform similar functions as industrial connectors, but are designed and built to operate in the harsher environment and meet the more critical performance requirements of avionics applications.

     The Company believes it is benefiting from three trends affecting the electronics industry: (i) the increasing complexity of ICs and corresponding evolution of IC package designs, which favor growth in PCD's IC package interconnect market; (ii) the global nature of semiconductor manufacturers, which requires suppliers with global design, manufacturing and marketing capabilities; and (iii) the use of increasingly complex electronic controllers and sensors in industrial and avionics applications, which creates opportunities in PCD's industrial equipment and avionics markets.

BACKGROUND

     The electrical and electronic systems which utilize connectors have become increasingly widespread and complex, in part, as a result of the increased automation of business systems and manufacturing equipment. Consequently, the electronic connector industry has grown in size and electronic connectors have become more sophisticated. Demand for smaller yet more powerful products has resulted in continued improvements in electronic systems in general and electronic connectors in particular. Product cycles continue to shorten and, as time to market becomes increasingly important, equipment manufacturers seek to reduce inventory and contend with pressures to keep up with new product innovations. The growing demand for electronic connector complexity, coupled with reduced product development cycles and delivery lead times, create a need for closer cooperation between connector suppliers and equipment manufacturers, often leading to new connector requirements and market opportunities.

     The electronic connector market is both large and broad. Bishop & Associates estimates the total 1997 worldwide market at $23.4 billion. This market is highly fragmented with over 2,000 manufacturers. While many of these companies produce connectors which are relatively standard and often produced in large quantities, a substantial portion of the industry is comprised of companies which produce both proprietary and standard products in relatively low volumes for specialized applications. Fleck Research has identified over 1,100 separate electronic connector product lines presently offered in the marketplace.

     PCD focuses its products and sales efforts in the selected key markets listed below.

     IC PACKAGE INTERCONNECT MARKET: In the fabrication and use of ICs, there are four stages in which sockets may be used: test, burn-in, development and production. It is the Company's objective to provide a total solution for selected IC packages encompassing all four stages. By providing a total solution, the Company believes it will be able to forge closer customer relationships and gain acceptance by new customers.

     The Company's market position varies by market. Test -- Through the Wells acquisition, the Company gained entrance to the IC package test market with a program, which is in its early stage and is designed to penetrate the test market. Burn-in -- The Company believes that the combination of the burn-in product lines of PCD and Wells makes the Company one of the worldwide leaders in the burn-in market. Development -- The Company has been active in the development market for a number of years, primarily with a product line that it sells to Altera Corporation. Production -- The Company has recently entered the production market with the introduction of its Z-Lok(TM) BGA socket.

     Test -- Test sockets are used primarily in semiconductor foundries. After silicon wafers have been cut into individual chips and packaged, certain electrical tests are performed to detect packaging defects and to grade/sort the chips based on various performance characteristics. Test sockets are designed for specific packages and must withstand hundreds of thousands of rapid insertions and withdrawals while offering high reliability. Because of their intensive use, test sockets have a relatively short useful life.

     Burn-in -- Most leading-edge microprocessors, logic and memory ICs undergo an extensive reliability screening and stress testing procedure known as burn-in. The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures, usually at 125 degree symbolC (257 degree symbolF), for periods typically ranging from 12 to 48 hours. During burn-in, the IC is secured in a socket, an electro-mechanical interconnect, which is a permanent fixture on the burn-in printed circuit board. The socket is designed to permit easy insertion and removal of the IC before and after burn-in. Further, these sockets must be able to withstand up to 10,000 insertions and withdrawals under extreme thermal cycle conditions.

     Development -- The main purpose of the development socket is to provide flexibility for the designer in performing diagnostics of electronic design layouts and programming of programmable logic devices ("PLDs") in the prototype and early production stages of these layouts.

     Production -- Production sockets provide an electro-mechanical interface between the printed circuit board and the IC package. Printed circuit boards form the backbone of all electronic systems. The use of sockets allows a detachable interconnection between the IC and printed circuit board and benefits both the systems manufacturer and end consumer. Sockets provide flexibility in production by allowing manufacturers to produce the printed circuit board with unpopulated sockets, then populate the board with ICs at a later date. Sockets also make upgrading easier and more flexible for the consumer by allowing for the replacement of a chip on a printed circuit board without disturbing or damaging other elements of the board.

     The worldwide semiconductor market has grown in five of the last six years and is projected by Integrated Circuit Engineering Corporation, a leading research company in the semiconductor field, to grow at a compound annual growth rate over the next five years in excess of 15%.

     INDUSTRIAL INTERCONNECT MARKET: The industrial interconnect market is comprised of a broad range of control, measurement and manufacturing equipment. Terminal blocks are most commonly used in this equipment to provide an electrical link between discrete functions, such as monitoring and measuring, and controlling devices, such as programmable logic controllers ("PLCs"), stand-alone PCs and single function controllers. The use of terminal blocks has increased as electronic controllers and sensors in the industrial environment have evolved to control more complex, multi-function activities. In addition to increasing in number, these controllers and their connectors are becoming smaller and are being configured in increasing variations.

     Increased sophistication in industrial and process control equipment has led to a demand for flexible, modular interconnection and interface products. Control systems are used to facilitate the interface of discrete factory wiring and cable systems with standard computer interconnects. These interface systems allow industrial customers to reduce installation time and decrease cabinet space, thereby improving their overall system costs.

     PCD is benefiting from the proliferation of factory automation and the embedded electronics which control manufacturing processes. This trend has spurred demand not only for increased unit volume of terminal blocks but also for interface modules with higher density and greater diversity of configurations.

     Within the industrial interconnect market, the Company focuses its sales and marketing efforts on North America. Bishop & Associates forecasts sales of industrial interconnect products in North America to grow at a 6.2% compound annual growth rate, from $891 million in 1997 to $1.2 billion in 2002.

     AVIONICS MARKET: The avionics market requires a diverse range of electronic connectors that are designed and manufactured specifically for avionics applications. Over the last few years, commercial aircraft applications have represented an increasingly important part of this market. The Company participates in selected areas of the avionics market with terminal blocks and sockets that perform similar functions as its industrial connectors but are designed to operate in the harsher environment and meet the more critical performance requirements of avionics applications.

     The world fleet of commercial transport aircraft, which includes all aircraft with 50 seats or more, is projected by The Boeing Company to grow from 11,500 airplanes at the end of 1996 to almost 17,000 airplanes in 2006. Over the next ten years, The Boeing Company estimates that more than 7,300 new commercial jets will enter service worldwide. The majority of these airplanes will meet industry demand for growth, while the remainder will replace the 1,900 airplanes that are projected to be removed from service. According to The Boeing Company, many of these airplanes are expected to be removed from service due to the International Civil Aviation Organization ("ICAO") requirement that in the United States all airplanes must comply with the ICAO Stage 3 noise standard as of December 31, 1999. Of the 1,900 airplanes projected to be removed from service between 1997 and 2006, three out of four are expected to be removed during the next five years.

STRATEGY

     Before the Wells acquisition, both PCD and Wells shared similar strategies, and the Company has developed a unified strategy for the future. The Company's goal is to identify and expand into selected electronic connector markets where it can establish a position of leadership. The Company intends to increase its presence in the markets in which it participates through internal investment in product development and potential strategic acquisitions. The key elements of the Company's strategy are:

     - Selection of Key Markets: The Company actively identifies and pursues areas of the electronic connector market which have the following characteristics: demand for electronic connectors with relatively high engineering content, high degree of customer interface, changing technology, significant growth opportunities and a market size appropriate to the Company's resources. The Company focuses on the IC package, industrial and avionics interconnect markets. The recent acquisition of Wells emphasizes the Company's strategy of selection of key markets by expanding its share of the IC package interconnect market. Similarly, the Company recently formed its Control Systems Interconnect division in order to enter the interface module market which the Company believes is a rapidly growing segment of the interconnect market.

     - Total Customer Solution: The Company seeks to anticipate evolving market requirements and capitalize on its design capabilities to rapidly develop products that meet those needs. PCD has increased its product offerings and design capabilities to provide a total product solution to its customers. These customers are increasingly seeking a solution to an expanding array of product requirements and services, resulting in the establishment of closer strategic relationships between PCD and its customers. The Company believes its total solution approach meets these customer needs by shortening the new product development cycle, helping them to meet their time-to-market requirements and providing product specific expertise.


     - Customer Responsiveness/Short Delivery Cycle: The Company believes that responding quickly to customer needs is a critical competitive factor in the markets in which it participates. Increasing emphasis by customers on time to market with new designs, inventory reduction and shorter, and more frequent production runs has created the need for more responsive, innovative vendors. The Company believes it is among the most responsive to its customer needs including product design and production lead times for product development and delivery in the markets it serves, and the Company's strategy is to maintain and leverage this leadership position.


     - Best Cost Producer: In the markets in which the Company competes, high quality is a prerequisite. The Company's goal is to be the low cost producer for comparable product designs in each of these markets. The Company strives for continuous cost reduction and monitors its progress closely throughout the year. As part of this program, engineering and manufacturing work closely together from the inception of all new product programs.

     - Penetration of Worldwide Markets: The Company has recently placed great emphasis on marketing its products on a worldwide basis and currently sells to its foreign customers both directly and through U.S. and foreign distributors. According to Bishop & Associates, non-U.S. sales accounted for over 60% of 1997 sales in the world connector market. International sales of the Company (excluding Wells) as a percentage of net sales increased from 7.7% in 1993 to 35.8% in 1997. As a result of the Wells acquisition, the Company now has an operating subsidiary in Japan ("Wells Japan"), and sales or technical support operations in England, Germany, South Korea, Malaysia and Singapore, which the Company believes will expand its ability to serve the global semiconductor market.

PRODUCTS AND APPLICATIONS

     The Company markets over 6,800 electronic connector products in three product categories, each targeting a specific market. These product categories are: IC package interconnects, industrial interconnects and avionics terminal blocks and sockets. The products offered within each product category can be characterized as either proprietary, application specific or industry standard, as described below.

          Proprietary connectors are unique Company designs that are introduced and sold to a broad market rather than a single customer.

          Application-specific interconnects are products which are designed and developed for a specific application, typically for one customer. These products can be subsequently developed into proprietary product lines.

          Industry standard connectors are normally produced in accordance with a relatively detailed industry or military design and performance specification and sold to the broad market to which that specification relates.

     IC PACKAGE INTERCONNECTS

     ICs (which before being packaged are frequently referred to as dies) are generally encased in a plastic or ceramic package to protect the device and facilitate its connection with other system components. The IC package industry offers a wide variety of evolving package designs. New package designs are driven by the need to accommodate the increasing complexity and higher lead count ICs. Each unique IC package configuration requires a socket that corresponds to the package's specific characteristics.

     ICs are constantly increasing in functionality while generally decreasing in unit cost. This leads to an increase in IC product application, thereby driving IC unit growth. This unit growth and the proliferation of sizes and packages drives the demand for IC sockets.

     Based on industry reports, unit demand for major package types are expected to increase at a compound annual growth rate of 8.1% from 1996 to 2001. The Company offers products within all package families, however, the Company primarily focuses on the Small Outline ("SO") Package Sockets, Quad Flat Pack ("QFP") Sockets, Pin Grid Array ("PGA") Sockets and Ball Grid Array ("BGA") Sockets. Based on industry reports, the projected compound annual growth rates for SO, QFP, PGA and BGA package families are 8.5%, 16.7%, 8.3% and 59.3%, respectively, from 1996 to 2001.

          Small Outline Package Sockets: The SO is a plastic, rectangular package with leads on two sides, running along either pair of opposite edges. With lead counts from 8 to 64 leads, the SO houses simple logic, memory and linear dies. Most SO packages are 44 leads and below. Devices tend to transition to the QFP above this lead count. The small size, low price and surface mount design of the SO makes it a highly desirable package. The Company currently produces 170 distinct sockets to accommodate a variety of SO packages.

          Quad Flat Pack Sockets: The QFP is a plastic package with leads on four sides. It is used for high lead count surface mount applications and is characterized by lead counts typically ranging between 40 and 208 leads. The QFP is currently a predominant and rapidly growing technology for packaging of leading edge ICs used in microprocessor, communication and memory applications. The Company currently produces over 37 distinct sockets to accommodate a wide variety of QFP packages.

          Pin Grid Array Sockets: The PGA is a square or rectangular through-hole device that affects routing through all layers of the printed circuit board. The pins are generally placed on the package before insertion of the die. The differentiating feature of the PGA is that the contacts are placed in an array over the bottom of the packaged device, rather than protruding from the sides of the device in a perimeter pattern, as with the QFP. As a result, the PGA offers greater lead density and smaller overall profile. This makes the PGA ideal for devices with high lead counts, in excess of 208, the upper range in which the QFP becomes difficult to handle.

          Ball Grid Array Sockets: Similar to the PGA, the BGA uses an underlying substrate, rather than a lead frame, for die attachment. The die is then encapsulated and solderballs are attached to the underside of the substrate. The solderballs ultimately attach the package to the printed circuit board. The die is placed in the package prior to the attachment of the solderballs to ensure a flat surface for the die during processing. In some cases, the packaged BGA is referred to as the BGA Chip-Scale Package ("BGA/CSP") because the package is only slightly larger (i.e. less than 20% larger) than the die itself. Whereas the PGA contacts the printed circuit board at all layers using through-hole connection, the BGA contacts the printed circuit board only at the surface. This allows the BGA to achieve a lower profile, lighter weight and smaller area on the printed circuit board due to surface mounting.

     The Company offers a range of products for various packages within each of the four stages: test, burn-in, development and production:

   PRODUCT                DEFINITION                  IC TYPE                 APPLICATION
   -------                ----------                  -------                 -----------
TEST
  TSOP          Thin, Small Outline Package      Memory             Computer
---------------------------------------------------------------------------------------------------
BURN-IN
  TSOP          Thin, Small Outline Package      DRAM, Flash        Computer
                                                   Memory
  SOP           Small Outline Package            Logic              Automotive, Computer
  PGA/IPGA      Pin Grid Array/Interstitial Pin  MPU                Computer
                  Grid Array
  BGA           Ball Grid Array                  MPU, Memory        Computer
  CSP           Chip Scale Package               Flash Memory,      Notebook Computer,
                                                   Logic              Telecommunications, Consumer
  SOJ, PLCC,    Small Outline J-Lead, Plastic    Memory, DRAM/SRAM  Computer, Consumer,
     DIP          Leaded Chip Carrier, Dual-In                        Telecommunications
                  Line Package
  PQFP, QFP     Plastic Quad Flat Pack, Quad     Memory, Logic,     Computers, Telecommunications
                  Flat Pack                        MPU, DSP
---------------------------------------------------------------------------------------------------
DEVELOPMENT
  QFP, Carrier  Quad Flat Pack, Carrier          Logic, MPU         Computer
---------------------------------------------------------------------------------------------------
PRODUCTION
  BGA           Ball Grid Array                  Logic, MPU, ASIC   Computer

     INDUSTRIAL INTERCONNECTS

     The Company's product areas in this market are industrial terminal blocks and interface modules. Terminal blocks are most commonly used in industrial equipment to provide an electrical link between discrete functions, such as monitoring and measuring, and a controlling device. Interface modules facilitate the interface between discrete factory wiring and cabling for standard computer interconnects. The Company's industrial interconnects are targeted at the industrial and process control markets and affiliated markets and applications such as environmental control systems, food and beverage preparation, motor controls, machine tools, robotics, instrumentation and test equipment.

          Terminal Blocks: Terminal blocks are used in applications where I/O power or signal wires are fed into a PLC or similar (and often simpler) control system, and a connector is required to interface between the electrical environment of relatively heavy wires and the electronic environment of controllers and sensors. The Company's terminal blocks connect to and capture the wires in screw-clamp terminations, and interface with printed circuit boards in a variety of manners. The Company concentrates on four major product lines within this market: pluggable terminal blocks, fixed mount terminal blocks, edgecard terminal blocks, and application-specific terminal blocks. Application-specific terminal blocks are developed for customers who are of strategic importance to the Company, represent significant potential volume and are recognized market leaders.

          Interface Modules: Interface modules are interconnect devices that incorporate terminal blocks, high density connectors and often additional electronic components and are used to form the interconnection between a system I/O card and field equipment. Often these interconnections require several discrete wire and standard computer connector interconnects. The interface module simplifies the interconnection by incorporating both the discrete wire and standard computer interconnects into a rail mounted printed circuit board assembly consisting of terminal blocks, additional connectors and possibly other electronic devices. Interface modules are typically application-specific and may contain electronic components for signal conditioning, fusing and various other electronic requirements.

     AVIONICS TERMINAL BLOCKS AND SOCKETS

     Avionics terminal blocks perform similar functions as industrial terminal blocks, linking discrete wires that are individually terminated to a connector. However, avionics terminal blocks are designed to withstand the harsher environment and far more critical operating requirements to which they are subject. The primary differences are that: contacts are gold plated; wires are terminated by the crimped (metal deformation) technique rather than screw clamps; and individual wires are installed and removed from the connector through use of spring-actuated locking devices. The avionics connectors are normally completely environmentally sealed through use of a silicon elastomer sealing grommet or are designed to operate in a sealed compartment.

     The Company concentrates on three major product lines in the avionics market:

          Relay Sockets: Relay sockets are used throughout aircraft as a means to facilitate installation, repair and maintenance of electro-mechanical relays which are utilized for a wide variety of control purposes ranging from main control circuits to landing gear.

          Junction Modules: Junction modules are environmentally sealed, airborne terminal blocks.

          Application-Specific Avionics Connectors: Application-specific junction modules have been developed in conjunction with Boeing Commercial Aircraft for use on the 737-747-757-767 series of commercial aircraft; and with Douglas Aircraft Company for the MD11 and C17 aircraft. Application-specific relay sockets are marketed to Boeing subcontractors for the 777 commercial aircraft program and to Douglas for the MD11 and C17 aircraft.

CUSTOMERS

     In 1997, products of the Company (excluding Wells) were sold to over 1,300 customers in a wide range of industries and applications. The top five customers of the Company (excluding Wells) in 1997 accounted for 42.7% of net sales. Altera Corporation accounted for 16.6%, 17.4% and 14.5 % of net sales of the Company (excluding Wells) in 1995, 1996 and 1997, respectively, and TNT Distributors, Inc. accounted for 13.4%, and 12.7% of net sales of the Company (excluding Wells) in 1995 and 1997, respectively. In 1997, principal end users of products of Wells included Advanced Micro Devices, Inc., Micron Technology, Inc. and Siemens AG. Sales to customers located outside the United States, either directly or through U.S. and foreign distributors, accounted for approximately 28.1%, 22.1% and 35.8% of the net sales of the Company (excluding Wells) in the years ended 1995, 1996 and 1997, respectively.

     Examples of end users of the Company's products, by category, are presented below:

             PRODUCT CATEGORIES                          REPRESENTATIVE CUSTOMERS
             ------------------                          ------------------------
IC Package Interconnects.....................  Advanced Micro Devices, Inc.
                                               Altera Corporation
                                               Micron Technology, Inc.
                                               Motorola, Inc.
                                               Siemens AG
Industrial Interconnects.....................  Checkpoint Systems, Inc.
                                               Groupe Schneider (Modicon, Inc./Square D
                                                 Co./Telemecanique)
                                               Honeywell, Inc.
                                               Pacific Scientific Company
                                               Parker Hannifin Corporation
                                               Rockwell International Corp. (Allen-Bradley
                                                 Company)
Avionics Terminal Blocks and Sockets.........  Bell Helicopter Textron Inc.
                                               The Boeing Company
                                               Bombardier Inc.
                                                 (Canadair/deHavilland/Learjet Inc.)
                                               British Aerospace Ltd.
                                               Empresa Brasileira de Aeronautica S/A
                                                 (Embraer)

MANUFACTURING AND ENGINEERING

     The Company is vertically integrated from the initial concept stage through final design and manufacturing with regard to the key production processes which the Company believes are critical to product performance and service. These processes include precision stamping, plastic injection molding and automated assembly. The Company believes that this vertical integration allows the Company to respond to customers quickly, control quality and reduce the time to market for new product development.

     The Company seeks to reduce costs in its manufacturing fabrication and assembly operations through formalized cost savings programs. Complementary programs are dedicated to maximizing the return on capital investments and reducing overhead expense.

     The Company believes it is a leader in delivery responsiveness in its target markets. The introduction of just-in-time ("JIT") manufacturing, inventory control techniques and quick-change, in-house production tooling have substantially reduced delivery lead times. Production cells operate under a JIT pull system, with customer orders assembled as received. PCD carries minimal finished goods inventory. An additional advantage of JIT manufacturing is the almost complete elimination of rework. Shop floor orders are not handled in bulk and are relatively small, and problems are resolved as they occur, rather than continuing through an extended production run.


     Wells Japan subcontracts all of its product manufacturing and final assembly operations to approximately six Japanese vendors. In calendar year 1997, Wells derived $15.1 million (or approximately 21.1% of the Company's pro forma 1997 revenues) from Wells Japan. The Company does not subcontract any other final product assembly. In addition, the Company subcontracts a portion of its labor-intensive product subassembly to a U.S.-based subcontractor with a manufacturing facility in Mexico. The Company is not contractually obligated to do business with any subcontractor, could substitute other subcontractors without significant additional cost or delay, and could perform assembly itself if the need were to arise.

PRODUCT DEVELOPMENT

     Currently, the Company markets over 6,800 products in a wide variety of product lines. The Company seeks to broaden its product lines and to expand its technical capabilities in order to meet its customers' anticipated needs. Through the Wells acquisition, the Company anticipates improved project design capacity resulting from focusing new product development resources and eliminating project duplication. The Company's product development strategy is to introduce new products into markets where the Company has already established a leadership position and to develop next generation products for other markets in which the Company wishes to participate. The following product lines were introduced in 1997: high density terminal blocks, production BGA Z-Lok(TM) sockets, test sockets and Flexiplug(TM), and a number of application-specific products for major market leaders in the IC package interconnect, industrial equipment and avionics markets, including Micron, AMD, Groupe Schneider and Rockwell International Corp. (through its subsidiary Allen-Bradley).


     The Company's current product development projects in the IC package interconnect market target new package device designs such as BGA, TSOP and CSP burn-in, test and BGA production packages. The Company believes, based on industry trends, that BGA will become the preferred package for high-lead count IC packages (in excess of 300 leads). The Company also believes, based on industry trends, that SOP and CSP will be the preferred package for high-volume, high-density small outline IC devices. In the industrial equipment market, the Company is scheduled to introduce a series of multi-tier fixed terminal blocks in the first half of 1998. The initial interface modules were introduced in January 1998, and a number of custom designs are expected to follow during the year. New application-specific products are also being developed. Among these products is a product similar to the Company's Flexiplug(TM) product being developed for Rockwell International Corp. (Allen-Bradley Company), which is projected to go into production in the second half of 1998. For Groupe Schneider, the Company has developed a number of standard and application-specific fixed terminal blocks, which are projected to be introduced in the second quarter of 1998.


SALES AND MARKETING

     The Company distributes its products through a combination of its own dedicated direct sales forces, a worldwide network of manufacturers representatives and authorized distributors. The Company maintains separate sales forces for the IC package interconnect markets and for the industrial equipment and avionics markets. For the IC package interconnect markets, the Company employs a global direct sales force with offices in England, Germany, Japan, South Korea, Malaysia, Singapore and the United States, augmented with sales representatives in smaller markets. The Company has integrated the Wells sales force with PCD's sales force for the IC package interconnect markets. For the industrial equipment and avionics markets, the Company generally uses its direct sales forces and manufacturer representatives for large customers, new product introductions and application-specific products and uses its authorized distributors for smaller and medium-sized customers of standard and proprietary products. The Company's sales and marketing program is focused on achieving and maintaining close working relationships with its customers early in the design phase of the customer's own product development.

COMPETITION

     The markets in which PCD operates are highly competitive, and the Company faces competition from a number of different manufacturers. The Company has experienced significant price pressure with respect to certain products, including its TSOP product. The principal competitive factors affecting the market for the Company's products include design, responsiveness, quality, price, reputation and reliability. The Company believes that it competes favorably on these factors.

     Generally, the electronic connector industry is competitive and fragmented, with over 2,000 manufacturers worldwide. Competition in the IC package interconnect market, however, is highly concentrated among a small number of significant competitors. Competition among manufacturers of application-specific connectors in the industrial terminal blocks market depends greatly on the customer, market and specific nature of the requirement. Competition is fragmented in the avionics market, but there are fewer competitors due to the demanding nature of the military and customer specifications which control much of the markets and the cost and time required to tool and qualify military standard parts. In each of the markets in which the Company participates, the Company's significant competitors are much larger and have substantially broader product lines and greater financial resources than the Company. There can be no assurance that the Company will compete successfully, and any failure to compete successfully could have a material adverse effect on the financial condition, results of operations and business of the Company.

BACKLOG


     The Company defines its backlog as orders that are scheduled for delivery within the next 12 months. The Company estimates that its backlog of unfilled orders was approximately $7.3 million (excluding Wells) at December 31, 1996 and $11.9 million (including Wells) at December 31, 1997, all of which the Company expects to fill in 1998. The level and timing of orders placed by the Company's customers vary due to customer attempts to manage inventory, changes in manufacturing strategy and variations in demand for customer products due to, among other things, introductions of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments but instead seeks to work closely with its customers to anticipate the volume of future orders. Based on anticipated future volumes, the Company makes other significant decisions regarding the level of business it will accept, the timing of production and the levels and utilization of personnel and other resources. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay purchase orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty. For these reasons, backlog may not be indicative of future demand or results of operations.


INTELLECTUAL PROPERTY

     The Company seeks to use a combination of patents and other means to establish and protect its intellectual property rights in various products. The Company intends to vigorously defend its intellectual property rights against infringement or misappropriation. Due to the nature of its products, the Company believes that intellectual property protection is less significant than the Company's ability to further develop, enhance and modify its current products. The Company believes that its products do not infringe on the intellectual property rights of others. However, many of the Company's competitors have obtained or developed, and may be expected to obtain or develop in the future, patents or other proprietary rights that cover or affect products that perform functions similar to those performed by products offered by the Company. There can be no assurance that, in the future, the Company's products will not be held to infringe patent claims of its competitors, or that the Company is aware of all patents containing claims that may pose a risk of infringement by its products. See "-- Legal Proceedings."

LEGAL PROCEEDINGS

     On August 21, 1995, the Company's wholly-owned subsidiary, CTi Technologies, Inc. ("CTi"), filed an action in the United States District Court for the District of Arizona against Wayne K. Pfaff, an individual residing in Texas ("Pfaff"), and Plastronics Socket Company, Inc., a corporation affiliated with Pfaff, alleging and seeking a declaratory judgment that two United States patents issued to Pfaff and relating to certain burn-in sockets for "leadless" IC packages (the "Pfaff Leadless Patent") and ball grid array ("BGA") IC packages (the "Pfaff BGA Patent") (collectively, the "Pfaff Patents") are invalid and are not infringed by CTi, the products of which include burn-in sockets for certain "leaded" packages (including Quad Flat Paks) (the "CTi Leaded Products") and BGA packages

(the "CTi BGA Products") (collectively, the "CTi Products"). Pfaff has filed a counterclaim alleging that CTi infringes the Pfaff Leadless Patent and has requested an award of damages; the counterclaim does not allege infringement of the Pfaff BGA Patent. Pfaff has also sought a permanent injunction against further infringement by CTi of the Pfaff Leadless Patent. That action has been stayed pending resolution of another action, described below, involving the Pfaff Leadless Patent.


     In litigation between Wells and Pfaff concerning the Pfaff Leadless Patent, the United States Court of Appeals for the Federal Circuit has found all of the individual descriptions of the invention (the "Claims" of the patent) of the Pfaff Leadless Patent which were at issue in that case to be invalid. Certain other Claims of the patent were not at issue in that case, and their validity was not decided by the court, because Pfaff did not allege that products of Wells infringed such Claims. The United States Supreme Court has accepted an appeal on that case. Unless overturned, the Court of Appeals decision as to the invalidity of such Claims of the Pfaff Leadless Patent will be binding in the CTi v. Pfaff action in the District of Arizona, and the reasoning of that decision could support CTi's position that the remaining Claims of that patent are invalid.



     The Company believes, based on the advice of counsel (Brown & Bain, P.A., as to CTi and Baker & Daniels as to Wells), that CTi and Wells have meritorious defenses against any allegations of infringement under the Pfaff Patents, and, if necessary, CTi and Wells will vigorously litigate their positions. There can be no assurance, however, that the Company, CTi or Wells will prevail in any pending or future litigation, and a final court determination that CTi or Wells has infringed the Pfaff Leadless Patent could have a material adverse effect on the Company. Such adverse effect could include, without limitation, the requirement that CTi or Wells pay substantial damages for past infringement and an injunction against the manufacture or sale in the United States of such products as are found to be infringing. Approximately 18.5% of the revenues of the Company (excluding Wells) for 1997 and approximately 7.0% of the revenues of Wells for calendar year 1997 were derived from the sale of products potentially at issue in the Pfaff cases.


ENVIRONMENTAL

     The Company is subject to a wide range of environmental laws and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. A failure by the Company to comply with present or future laws and regulations could subject it to future liabilities or the suspension of production. Such laws and regulations could also restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or incur other significant expenses.

EMPLOYEES


     As of December 31, 1997, the Company had 367 employees and 18 contract workers. The Company's 385 employees and contract workers include 311 in manufacturing and engineering, 45 in sales and marketing and 29 in administration. Of the Company's U.S. employees, 53 are represented by the International Brotherhood of Electrical Workers, Local 1392. The Company believes that its relations with its employees and their union are good. The current collective bargaining agreement expires on February 18, 2000.


FACILITIES

     PCD, headquartered in Peabody, Massachusetts, operates leased production facilities in Peabody, Massachusetts (60,000 square feet) and Phoenix, Arizona (24,000 square feet). In conjunction with the Wells acquisition, production facilities were added in South Bend, Indiana (50,000 square feet), Yokohama, Japan (6,600 square feet) and Harrisburg (Swatara), Pennsylvania (7,000 square feet). The Peabody facility is responsible for assembly, manufacturing automation development and quality assurance functions relating to industrial terminal blocks and avionics terminal blocks. The Phoenix facility is responsible for assembly and quality assurance functions relating to burn-in, development and production sockets, as well as related product design and development. The South Bend and Yokohama facilities are responsible for design, assembly, manufacturing automation development and quality assurance for burn-in sockets. Stamping and molding fabrication of components for both Peabody and Phoenix are handled at the Peabody facility. The Harrisburg (Swatara) facility handles stamping for production in South Bend. The Company also maintains distribution and technical sales support facilities in Northhampton, England; Regensburg, Germany; Seoul, South Korea; Singapore and Penang, Malaysia. The Company believes that its facilities are adequate for its operations for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of December 31, 1997, are as follows:


                      NAME                        AGE                      POSITION
                      ----                        ---                      --------
John L. Dwight, Jr..............................  53    Chairman of the Board, Chief Executive
                                                        Officer, President, and Director
Richard J. Mullin...............................  46    Vice President and President, Wells - CTI
                                                          Division
Michael S. Cantor...............................  61    Vice President and General Manager,
                                                          Industrial/Avionics Division
Jeffrey A. Farnsworth...........................  51    Vice President and General Manager,
                                                        Wells - CTI Phoenix
Mary L. Mandarino...............................  43    Vice President, Finance and Administration,
                                                          Chief Financial Officer and Treasurer
Roddy J. Powers.................................  54    Vice President, Operations
Bruce E. Elmblad................................  69    Director (1)
Harold F. Faught................................  73    Director (2)
C. Wayne Griffith...............................  62    Director (2)
Theodore C. York................................  55    Director (1)


---------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

     Mr. Dwight has served as Chairman of the Board, Chief Executive Officer, President and a director of the Company since November 1980, when he purchased a controlling interest in PCD. Mr. Dwight was previously Vice
President - International of Burndy Corporation, an electronic connector manufacturer. Mr. Dwight has 27 years of management and operating experience in the connector industry.

     Mr. Mullin has served as Vice President and President, Wells - CTI Division since December 1997. From June 1993 to December 1997, he was President and Chief Executive Officer of Wells. From May 1983 to June 1993, Mr. Mullin was Executive Vice President and Chief Financial Officer of Wells. Before joining Wells, Mr. Mullin was a CPA with Peat Marwick Mitchell & Co. for nine years.

     Mr. Cantor has served as Vice President and General Manager, Industrial/Avionics Division since February 1998. From July 1988 to February 1998, he was Vice President, Sales and Marketing. Mr. Cantor joined the Company in 1983 and has held various positions in management. From 1980 to 1983, Mr. Cantor was President - U.S. Operations for Balteau S.A. and from 1972 to 1980, Director of Regional Operations at Burndy Corporation. Mr. Cantor has 37 years of experience in the connector industry.

     Mr. Farnsworth has served as Vice President and the General Manager,
Wells - CTI Phoenix since December 1997. From October 1993 to December 1997, he was Vice President and General Manager - CTi. Mr. Farnsworth was a founder of Component Technologies, Inc. in 1983, and remained with the Company, in various positions in sales and marketing, following the acquisition of Component Technologies, Inc. by the Company in 1988. Mr. Farnsworth has 22 years of experience in the connector industry.

     Ms. Mandarino has served as Vice President, Finance and Administration, Chief Financial Officer and Treasurer since 1989. Ms. Mandarino joined the Company in 1986 and has held several positions of increasing responsibility in finance. Prior to joining PCD, Ms. Mandarino held various financial positions with American Brands, Inc. and Dresser Industries, Inc.

     Mr. Powers has served as Vice President, Operations since he joined the Company in 1983. Previously, he was the General Manager of the Incon Division of Transitron, which was acquired by PCD.

     Mr. Elmblad has served as a director of the Company since 1980. Since April 1994, he has been President of Venture Investment Advisors, a venture capital investment company. From April 1990 to April 1994, Mr. Elmblad was President of SED Management Company, Inc., a venture capital management company. Before April 1990, he was a private investor and served as a consultant to and a director of several high technology companies. He is currently a director of Martek Biosciences Corporation and Antex Biologics Inc.

     Mr. Faught has served as a director of the Company since 1983. From 1973 to 1993, when he retired, Mr. Faught served as an officer, most recently Senior Vice President - Technology, of Emerson Electric Co. Since retiring, he has served Emerson in a consulting capacity.

     Mr. Griffith has served as a director of the Company since 1980. Mr. Griffith is Senior Executive Vice President of Kessler Financial Services and has held that position since 1994. Previously, he held the positions of Chairman, Chief Executive Officer and President of Digitec, Inc. and Chairman, Chief Executive Officer and President of Xylogics, Inc.

     Mr. York has served as a director of the Company since 1994. Mr. York has been President of the Highland Group, a consulting firm, since February 1997. From 1995 through February 1997, Mr. York was President of Saber Equipment Corporation, a petrochemical equipment company. On February 14, 1997, Saber Equipment Corporation filed a Chapter 11 bankruptcy petition, which, at Saber's request, was converted into a Chapter 7 bankruptcy proceeding on February 24, 1997. A trustee was appointed by the bankruptcy court, and the sale of Saber's assets concluded in July 1997. From 1984 to 1994, Mr. York was President of Burndy Corporation. From 1992 to 1994, he was also Executive Vice President of Framatome Connectors International, a manufacturer of electrical and electronic connectors and tools. He is currently a director of Robroy Industries, Inc.

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's accounting practices, internal accounting controls and financial results and oversees the engagement of the Company's independent auditors. The members of the Company's Audit Committee are Mr. Elmblad and Mr. York. The Compensation Committee reviews and recommends to the Board of Directors the salaries, bonuses and other forms of compensation for executive officers of the Company and administers various compensation and benefit plans, including the 1992 Stock Option Plan and the 1996 Stock Plan. The members of the Company's Compensation Committee are Mr. Faught and Mr. Griffith. None of the members of the Audit Committee or the Compensation Committee is a past or current officer or employee of the Company. The Board of Directors does not maintain a nominating committee or a committee performing similar functions.

     Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

     The Company's Restated Articles of Organization provide that the Board of Directors is classified into three classes, with the members of the respective classes serving for staggered three-year terms. The first class consists of Mr. Faught, the second of Messrs. Elmblad and Griffith and the third of Messrs. Dwight and York, with the terms of the directors comprising the classes expiring upon the election and qualification of directors at the annual meetings of stockholders held following the fiscal years of the Company ending December 31, 1999, 1997 and 1998, respectively. At each annual meeting of stockholders, directors will be re-elected or elected for full three year terms. See "Description of Capital Stock -- Massachusetts Law and Certain Provisions of the Company's Amended and Restated Articles of Organization and By-Laws."

DIRECTOR COMPENSATION

     Directors Fees. The Company pays its directors who are not officers or employees of the Company fees of $750 for each Board meeting attended plus an annual retainer fee in the amount of $5,000.

     Directors Stock Plan. The Company's 1996 Eligible Directors Stock Plan (the "Directors Stock Plan") was approved by the Board of Directors on January 30, 1996 and thereafter by the Company's stockholders. Under the Directors Stock Plan, commencing with the 1997 annual meeting of stockholders, each director who is not an officer or employee of the Company or any subsidiary of the Company (an "Outside Director") who has not previously been granted an option to purchase shares of Common Stock will be granted, on the thirtieth day after such meeting or any subsequent annual meeting of stockholders, an option to purchase 3,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. In addition, on the thirtieth day after re-election, commencing with the 1997 annual meeting of stockholders, each Outside Director will be granted an option at each annual meeting of the stockholders to purchase 1,500 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. A total of 36,000 shares of Common Stock are available for awards under the Directors Stock Plan. As of December 31, 1997, 6,000 shares were subject to outstanding options at a weighted average exercise price of $16.75 per share under the Directors Stock Plan. The options granted under the Directors Stock Plan vest in full six months after the date of grant. No options may be granted under the Directors Stock Plan after January 29, 2006.

EXECUTIVE COMPENSATION

  Compensation Summary


     The following table sets forth certain information regarding the Company's Chief Executive Officer and each of the other four most highly compensated executive officers during the year ended December 31, 1997 (the "Named Executive Officers"):


                           SUMMARY COMPENSATION TABLE


                                                                   LONG-TERM
                                                                COMPENSATION (2)
                                                                ----------------
                                                                   NUMBER OF
                                                                     SHARES
                                     ANNUAL COMPENSATION (1)       UNDERLYING
                                    -------------------------       OPTIONS             ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY ($)   BONUS ($)(3)     GRANTED (#)      COMPENSATION ($)(4)
---------------------------  ----   ----------   ------------   ----------------   -------------------
John L. Dwight, Jr........   1997    $204,068      $ 80,000             --               $ 8,189
  Chairman of the Board,     1996     188,313       100,000             --                 7,712
  Chief Executive Officer    1995     177,647        80,000             --                 7,737
  and President
Michael S. Cantor.........   1997     122,000        48,000             --                10,125
  Vice President and         1996     116,019        35,000             --                 8,787
  General Manager,           1995     111,649        30,000             --                 9,649
  Industrial/Avionics
  Division
Jeffrey A. Farnsworth.....   1997     113,577        12,000             --                10,026
  Vice President and         1996     103,474        60,000             --                 9,663
  General Manager,           1995      98,061        40,000             --                 8,429
  Wells - CTI Phoenix
Mary L. Mandarino.........   1997      92,426        32,000             --                10,996
  Vice President, Finance    1996      84,584        32,000          5,000                 7,850
  and Administration, Chief  1995      77,494        30,000             --                 8,879
  Financial Officer and
  Treasurer
Roddy J. Powers...........   1997     111,833        45,000             --                 7,694
  Vice President,            1996     106,163        37,000             --                 7,029
  Operations                 1995     101,109        30,000             --                 6,884


---------------
(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total annual salary and bonus reported for the executive officer during the years reported.

(2) The Company did not grant any restricted stock awards or stock appreciation rights during the years reported. The Company does not have any long term incentive plan.


(3) The Company's officers are eligible for annual cash bonuses under the terms of the Company's Management Incentive Plan, adopted each fiscal year. Payments of bonuses are based upon achievement of specified individual and Company objectives determined by the Board of Directors at the beginning of each year.


(4) Includes amounts awarded pursuant to the Company's 401(k) Salary Savings Plan, life insurance premium remainders and automobile allowances. For 1997, such amounts were, respectively, Mr. Dwight, $4,750, $470 and $2,969; Mr. Cantor, $4,750, $416 and $4,959; Mr. Farnsworth, $4,430, $165 and $5,431;
    Ms. Mandarino, $3,941, $105 and $6,950; and Mr. Powers, $4,750, $303 and
    $2,641.

  Option Grants/SAR Grants


     No options or stock appreciation rights ("SARs") were granted to the Named Executive Officers during 1997. On December 26, 1997, in connection with his appointment as Vice President and President, Wells - CTI Division, the Company granted to Mr. Mullin an incentive stock option to purchase 50,000 shares of Common Stock at an exercise price of $23.25 per share. For disclosure regarding the terms of stock options, see "-- Stock Awards."


  Option Exercises and Year-End Values


     There were no SARs outstanding during 1997. The following table sets forth certain information regarding option exercises during 1997 and unexercised options held by each of the Named Executive Officers as of December 31, 1997:


      AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES


                                                                    NUMBER OF SECURITIES
                                                                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                         OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                                     FISCAL YEAR-END (#)         FISCAL YEAR-END ($)(2)
                             SHARES ACQUIRED        VALUE        ---------------------------   ---------------------------
           NAME              ON EXERCISE (#)   REALIZED ($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              ---------------   ---------------   -----------   -------------   -----------   -------------
John L. Dwight, Jr.........      10,000          $  181,042         52,000             0       $1,149,417      $      0
Michael S. Cantor..........      49,000             746,229         70,000             0        1,547,292             0
Jeffrey A. Farnsworth......       2,000              34,417        130,000        12,000        2,860,083       260,500
Mary L. Mandarino..........       2,500              32,135         80,500         2,500        1,752,250        28,125
Roddy J. Powers............      37,400             613,683         86,600             0        1,914,221             0


---------------
(1) The values in this column represent the last reported sale price of the Company's Common Stock on the Nasdaq National Market on the exercise date, less the respective option exercise price.

(2) Solely for purposes of this table, the values in these columns have been calculated on the basis of the price of $23.50 per share, the fair market value of the Common Stock on December 31, 1997, less the option exercise price.

STOCK AWARDS

     1996 Stock Plan. The Company's 1996 Stock Plan was approved by the Board of Directors on January 30, 1996, and thereafter by the Company's stockholders. The 1996 Stock Plan provides for the grant or award of stock options, restricted stock and other performance awards which may or may not be denominated in shares of Common Stock or other securities (collectively, the "Awards"). Stock options granted under the 1996 Stock Plan may be either incentive stock options or non-qualified options. The purpose of the 1996 Stock Plan is to attract and retain outstanding employees through the incentives of stock ownership. Any regular full-time employee of the Company, including officers but excluding directors who are not officers or employees, is eligible to receive Awards.

     The 1996 Stock Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Stock Plan, the Committee has the authority to designate participants, determine the types of Awards to be granted, the number of shares to be covered by each Award, the time at which each Award is exercisable or may be settled, the method of payment and any other terms and conditions of the Awards. All Awards shall be evidenced by an Award Agreement between the Company and the participant.

     While the Committee determines the prices at which options and other Awards may be exercised under the 1996 Stock Plan, the exercise price of an option shall be at least 100% of the fair market value (as determined under the terms of the 1996 Stock Plan) of a share of Common Stock on the date of grant. As of December 31, 1997, 324,000 shares were reserved for issuance, and 77,250 shares were subject to outstanding options at a weighted average exercise price of $20.69 per share, under the 1996 Stock Plan. No Awards may be made under the 1996 Stock Plan after January 29, 2006.


     1992 Stock Option Plan. The Company's 1992 Stock Option Plan was approved by the Board of Directors on January 31, 1992, and thereafter by the Company's stockholders. The 1992 Stock Option Plan provided for the grant or award of stock options, which may be either incentive stock options or non-qualified options. As of December 31, 1997, 636,600 shares of Common Stock were reserved for issuance under the 1992 Stock Option Plan. All of these 636,600 shares are subject to outstanding options at a weighted average exercise price of $1.24 per share. The Compensation Committee administers the 1992 Stock Option Plan.


     1996 Eligible Directors Stock Plan. See "Management -- Director Compensation."

     Compensation Committee Interlocks and Insider Participation. The members of the Company's Compensation Committee are Mr. Faught and Mr. Griffith. Except for Mr. Dwight, the Company's Chairman of the Board, Chief Executive Officer and President, no officer or employee of the Company has participated in deliberations of the Board of Directors concerning executive officer compensation. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

                              CERTAIN TRANSACTIONS


     On December 26, 1997, the Company entered into a Subordinated Debenture and Warrant Purchase Agreement (the "Purchase Agreement") with Emerson Electric Co. ("Emerson"), the Company's largest stockholder. Pursuant to the Purchase Agreement, the Company issued to Emerson a Subordinated Debenture (the "Debenture") with a principal amount of $25 million at an annual rate of interest of 10% and a Common Stock Purchase Warrant (the "Emerson Warrant") for the purchase of up to 525,000 shares of PCD Common Stock at a purchase price of $1.00 per share. The Emerson Warrant is initially exercisable for 150,000 shares of Common Stock. If the principal and interest on the Debenture have not been paid in full as of December 31, 1998, the Emerson Warrant becomes exercisable for an additional 225,000 shares. If the principal and interest on the Debenture have not been paid in full as of December 31, 1999, the Emerson Warrant becomes exercisable for the remaining 150,000 shares. The combined effective interest rate for the Debenture, the exercisable portion of the Emerson Warrant, and the prepayment penalty is 21.7%, assuming 10% per annum direct interest expense, 8.4% per annum effective interest expense associated with the value of the Emerson Warrant and 3.25% of effective interest expense due to prepayment penalties. Prepayment of the principal amount under the Debenture is subject to a penalty, due at the time of prepayment, as follows: (i) for the period beginning on December 26, 1997 and ending June 30, 1998, an amount equal to 3.25% of the principal sum prepaid; (ii) for the period beginning July 1, 1998 and ending September 30, 1998, an amount equal to 6.5% of the principal sum prepaid; and (iii) for the period beginning October 1, 1998 and ending December 31, 1998, an amount equal to 9.75% of the principal sum prepaid. At the option of the holder, the unpaid principal and accrued interest under the Debenture is convertible into Common Stock upon the occurrence of certain Events of Default thereunder, at a conversion price equal to the lesser of $17.00 per share or 70% of the average daily closing price of Common Stock for the 90 days preceding such default as reported by The Nasdaq Stock Market, Inc. The Events of Default under the Debenture are (i) insolvency; (ii) default under the Senior Credit Facility; (iii) a payment default on the Debenture which default is not cured within 10 business days; (iv) a material breach by the Company of any representations or warranties or failure to comply with covenants or agreements contained in the agreements with Emerson which breach is not cured within 30 days; and (v) an undischarged or unstayed judgment against the Company for an amount in excess of $1 million. The total purchase price paid by Emerson for the Debenture and the Warrant was $25 million. The proceeds from the sale of the Debenture and the Warrant were applied in full to the purchase price paid by the Company in connection with the Wells acquisition. The Company intends to use a portion of the proceeds from the sale of Common Stock offered hereby to pay in full the outstanding $25 million principal amount and any accrued unpaid interest, costs and expenses under the Debenture. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In connection with the Purchase Agreement, the Company granted registration rights to Emerson pursuant to a Registration Rights Agreement dated as of December 26, 1997. See "Description of Capital Stock -- Registration Rights."


     In connection with the Purchase Agreement, certain directors and executive officers (Mr. Dwight, Ms. Mandarino, Mr. Cantor, Mr. Powers, Mr. Elmblad and Mr. Griffith) (collectively, the "Stockholders") entered into a Voting Agreement and Power of Attorney (the "Voting Agreement"), dated as of December 26, 1997, with Emerson. The Voting Agreement provides that each of the Stockholders will vote his or her shares of Common Stock for approval of the terms of the Debenture and the Warrant, if such approval is required by the rules of the Nasdaq Stock Market, Inc. If this offering is completed with net proceeds to the Company of at least $25 million, the Company intends to pay off the Debenture in its entirety (as described in Use of Proceeds). In that event, the Debenture will be canceled and the Warrant will be exercisable only for a number of shares that is less than the threshold that would require shareholder approval under Nasdaq rules. Accordingly, the Company will not seek shareholder approval of the terms of the Debenture and the Warrant under such circumstances. If the Company is unable to complete an offering resulting in at least $25 million in net proceeds and has not paid off the Debenture in full, the Company intends to seek shareholder approval at its annual meeting of stockholders to be held on June 5, 1998. The Company has set a record date of April 7, 1998 in connection with such meeting. All holders of the Company's common stock as of the record date will be entitled to vote on all proposals at such meeting. The vote required for approval of the terms of the Debenture and the Warrant would be an affirmative vote of a majority of the shares present or represented at the meeting and voting thereon.


     The Company has a policy that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, this policy requires that any loans by the Company to its officers, directors or other affiliates be for bona fide business purposes only.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of January 31, 1998, and as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock in this offering, certain information with respect to the beneficial ownership of the Common Stock by: (i) each person known by the Company to beneficially own 5% or more of the Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, except as noted below:


                                                     SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                       OWNED PRIOR TO         OWNED AFTER THE
                                                        OFFERING (1)           OFFERING (1)
                                                     -------------------    -------------------
        NAME AND ADDRESS OF 5% STOCKHOLDERS           NUMBER     PERCENT     NUMBER     PERCENT
        -----------------------------------          ---------   -------    ---------   -------
Emerson Electric Co. (2)...........................  2,068,080    33.2%     2,068,080    25.1%
  8000 West Florissant Avenue
  St. Louis, MO 63136
John L. Dwight, Jr. (3)............................    953,500    15.6        953,500    11.8
  c/o PCD Inc.
  Two Technology Drive
  Centennial Park
  Peabody, MA 01960-7977
Thomson Horstmann & Bryant Inc. (4)................    413,000     6.8        413,000     5.1
  Park 80 West Plaza Two
  Saddle Brook, NJ 07663
T. Rowe Price Associates, Inc. (5).................    363,000     6.0        363,000     4.5
  100 East Pratt Street
  Baltimore, MD 21202
Fleet Financial Group, Inc.(6).....................    346,530     5.7        346,530     4.3
  One Federal Street
  Boston, MA 02211
OTHER DIRECTORS AND EXECUTIVE OFFICERS
Bruce E. Elmblad (7)...............................     57,960     1.0         57,960       *
Harold F. Faught (8)...............................     37,500       *         37,500       *
C. Wayne Griffith (9)..............................     82,300     1.4         82,300     1.0
Theodore C. York (10)..............................     37,500       *         37,500       *
Michael S. Cantor (11).............................     95,000     1.6         95,000     1.2
Jeffrey A. Farnsworth (12).........................    130,000     2.1        130,000     1.6
Mary L. Mandarino (13).............................     88,200     1.4         88,200     1.1
Richard J. Mullin (14).............................      8,435       *          8,435       *
Roddy J. Powers (15)...............................     94,000     1.5         94,000     1.2
All directors and executive officers as a group (10
  persons)(16).....................................  1,584,395    24.1%     1,584,395    18.5%


---------------
 *  Less than 1%.


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to the shares. Shares of Common Stock subject to options exercisable or exercisable within 60 days following January 31, 1998, are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. For 5% stockholders, beneficial ownership information is based on each stockholder's most recent Schedule 13G, as filed with the SEC pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended. In all cases assumes that no stockholder, officer or director acquires shares of Common Stock in the offering.

 (2) Includes 1,138,800 shares owned by Emerson Electric Co. and 743,280 shares owned by its wholly-owned subsidiary InnoVen III Corporation and over which Emerson has both sole voting and dispositive power. Also includes 36,000 shares issuable upon exercise of stock options held by Harold F. Faught, a director of the Corporation and a consultant to Emerson Electric Co. Also includes 150,000 shares issuable upon exercise of the Emerson Warrant.

 (3) John L. Dwight, Jr.'s beneficial ownership of Common Stock of the Company, consists of 924,500 shares over which he has both sole voting and dispositive powers and 29,000 shares over which he has shared voting and dispositive powers. Mr. Dwight disclaims beneficial ownership with respect to the 29,000 shares held by his children. Also includes 52,000 shares issuable upon exercise of stock options.

 (4) Thomson Horstmann & Bryant, Inc.'s beneficial ownership of Common Stock of the Company, consists of 290,200 shares over which it has sole voting power, 2,600 shares over which it has shared voting power. Thomson Horstmann & Bryant, Inc. has sole dispositive power over all such shares. Shares of Common Stock beneficially owned by Thomson, Horstmann & Bryant, Inc. are owned by a variety of investment advisory clients of Thomson, Horstmann & Bryant, Inc. No such client is known to have an interest in more than 5% of the Common Stock.

 (5) T. Rowe Price Associates, Inc.'s beneficial ownership of Common Stock of the Company, consists of 46,000 shares over which it has sole voting power, no shares over which it has shared voting power, 363,000 shares over which it has sole dispositive power and no shares over which it has shared dispositive power. T. Rowe Price Associates, Inc. disclaims beneficial ownership of such securities.


 (6) Fleet Financial Group, Inc.'s beneficial ownership of Common Stock of the Company consists of 346,530 shares over which it has sole voting power, no shares over which it has shared voting power, 346,530 shares over which it has sole dispositive power, and no shares over which it has shared dispositive power.



 (7) Includes 1,500 shares issuable upon exercise of stock options. Mr. Elmblad disclaims beneficial ownership with respect to 20,460 shares held by his spouse.



 (8) Comprised of 37,500 shares issuable upon exercise of stock options. Does not include 2,068,080 shares which are beneficially held by Emerson Electric Co., of which Mr. Faught was an officer from 1973 to 1993, when he retired, and which he has since served in a consulting capacity.



 (9) Includes 37,500 shares issuable upon exercise of stock options.



(10) Comprised of 37,500 shares issuable upon exercise of stock options.



(11) Includes 45,000 shares issuable upon exercise of stock options.



(12) Comprised of 130,000 shares issuable upon exercise of stock options.



(13) Includes 75,500 shares issuable upon exercise of stock options.



(14) Includes 8,335 shares issuable upon exercise of stock options.



(15) Includes 86,600 shares issuable upon exercise of stock options.



(16) Includes the shares issuable upon exercise of stock options described in Notes (3) and (7) through (15).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 26,000,000 shares, of which 25,000,000 shares have been designated Common Stock, par value $0.01 per share, and 1,000,000 shares have been designated Preferred Stock, par value $0.10 per share. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Organization and By-laws, as amended and restated, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK


     As of January 31, 1998, there were 6,050,182 shares of Common Stock outstanding, held of record by approximately 800 holders. As of January 31, 1998, 689,850 shares were reserved for issuance pursuant to outstanding options; 525,000 shares were reserved for issuance pursuant to outstanding warrants and 1,592,818 shares were reserved for issuance upon conversion of the Debenture, assuming conversion on January 31, 1998 of the entire principal amount and interest accrued thereon, in accordance with the terms of the Debenture. See "Certain Transactions." Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable. The rights, privileges and preferences of Common Stock are subject to, and could be adversely affected by, the issuance of Preferred Stock.


PREFERRED STOCK

     Pursuant to the Company's Articles of Organization, the Board of Directors has the authority to issue 1,000,000 shares of Preferred Stock. Within the limitations established by law, the Board of Directors is authorized to fix or alter the dividend rights, dividend rates, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preference, conversion rights, voting rights and other rights of any unissued shares of Preferred Stock, and to fix and amend the number of shares constituting any issued or unissued series and the designation thereof, or any of the foregoing. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. Upon the completion of this offering, the Company will have no shares of Preferred Stock outstanding. At present the Company has no plans to issue any shares of Preferred Stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED ARTICLES OF ORGANIZATION AND BY-LAWS

     The Company has elected to be governed by Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder; (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder; or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. The Company may at any time elect not to be governed by Chapter 110F, by vote of a majority of its stockholders, but such an election would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to such election.

     Massachusetts General Laws Chapter 156B, Section 50A, generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, with one class to be elected each year to a three year term. This statute also provides that directors of publicly-held Massachusetts corporations may only be removed for "cause." "Cause" includes (i) a felony conviction; (ii) declaration of an unsound mind by order of court; (iii) gross dereliction of duty; (iv) commission of an action involving moral turpitude; or (v) intentional misconduct or a knowing violation of law, if the director derives an improper and substantial personal benefit from his actions and his actions materially injure the Company. This statute further provides that (a) vacancies and newly-created directorships may be filled solely by a majority of directors remaining in office; (b) directors elected to fill any vacancy hold office for the remainder of the full term of the class to which they are elected; (c) no decrease in the number of directors shortens the term of any incumbent director; and (d) the number of directors is to be fixed only by vote of the board. The Company may at any time elect not to be governed by Chapter 156B, Section 50A, by a vote of its board or by a vote of stockholders holding two-thirds of each class of the Company's voting stock.

     The Company's By-Laws include a provision that excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires beneficial ownership of 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. (For purposes of the statute, a person is not deemed to be a beneficial owner of shares as to which such person may exercise voting power solely by virtue of a revocable proxy conferring the right to vote.) The Board of Directors may amend the Company's By-Laws at any time to subject the Company to this statute prospectively.

     The Company's By-Laws require that nominations for the Board of Directors made by a stockholder comply with certain notice procedures. A notice by a stockholder of a planned nomination must be given not less than 60 days prior to a scheduled meeting, provided that if less than 70 days' notice is given of the date of the meeting, a stockholder will have ten days from the notice of the date of the meeting to give notice of such planned nomination. The stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. The Company may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee.

     The By-Laws require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company not less than 60 days prior to the scheduled meeting, provided in certain circumstances that a stockholder will have ten days within which to give such notice. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal.

     The By-Laws require the Company to call a special meeting of stockholders at the request of stockholders holding at least 40% of the voting power of the Company, the minimum threshold for publicly-held Massachusetts corporations required by Massachusetts General Laws, Chapter 156B, Section 34. The provisions in the Company's By-Laws pertaining to stockholders and directors (including the provisions described above pertaining to nominations and the presentation of business before a meeting of the stockholders) may not be amended and no provision inconsistent therewith may be adopted without the approval of either the Board of Directors or the holders of at least 80% of the voting power of the Company.

     As permitted by the Massachusetts Business Corporation Law, the Company's Articles of Organization include provisions eliminating the personal liability of the Company's directors for monetary damages resulting from certain breaches in their fiduciary duty. These provisions do not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for certain distributions in violation of the Company's Articles of Organization, or authorized when the Company is insolvent or is rendered insolvent by the making of such distribution; (iv) for certain loans to any officer or director of the Company which are not repaid and which were not approved or ratified by a majority of disinterested directors; (v) for any transaction from which the director derived an improper personal benefit; and (vi) for duties and obligations imposed on the Company's directors by federal securities laws. Additionally, the Company's Articles of Organization provide that the Company shall indemnify each person who is or was a director, officer, employee or other agent of the Company, and each person who is or was serving at the request of the Company as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses reasonably incurred by any such person in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director, officer, employee, agent or trustee, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Company.

     The Articles of Organization provide that certain transactions, such as the sale, lease or exchange of all or substantially all of the Company's property and assets and the merger or consolidation of the Company into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that the transactions have been authorized by a majority of the members of the Board of Directors and the requirements of any other applicable provision of the Articles of Organization have been met.

     Certain of the provisions of the Articles of Organization and By-Laws discussed above would make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the Articles of Organization and By-Laws are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

REGISTRATION RIGHTS


     If the Company proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), for its own account or otherwise at any time, Emerson and its affiliates, collectively beneficially owning as of January 31, 1998, 2,068,080 shares of Common Stock, plus any shares acquired by Emerson after such date (the "Registrable Shares"), or certain of their permitted transferees (collectively, the "Holders"), are entitled to notice of such registration and to include shares of such Common Stock therein, subject to certain conditions and limitations. In addition, the Holders may, subject to certain conditions and limitations, on up to two occasions, require the Company, whether or not the Company proposes to register its Common Stock for sale, to register all or part of their Registrable Shares for sale to the public under the Securities Act. The Company is obligated to pay all the expenses (other than underwriting discounts and fees and expenses of underwriters' counsel) for the first such registration required by the Holders.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is State Street Bank & Trust Company of Boston, Massachusetts.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Adams, Harkness & Hill, Inc. ...............................
A.G. Edwards & Sons, Inc. ..................................

                                                               ---------
          Total.............................................   2,000,000
                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less
a concession of not in excess of $          per share. The Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments, if any, in connection with the sale of the 2,000,000 shares of Common Stock offered hereby.



     The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Adams, Harkness & Hill, Inc., except for the shares of Common Stock offered hereby and except that the Company may issue securities pursuant to the Company's stock plans, upon the exercise of outstanding options, warrants and in connection with certain acquisitions. In addition, the Company's officers, directors and certain stockholders who will hold in aggregate 3,616,475 shares of Common Stock following the offering, have agreed with the Underwriters not to offer to sell, contract to sell, or otherwise sell, dispose of, transfer, loan, pledge or grant any option to purchase any shares of Common Stock owned beneficially by them (other than (i) if an individual as a bona fide gift or gifts to or in trust for a person or entity who or which agrees in writing to be bound by the foregoing restrictions or (ii) if a partnership, as a distribution, without consideration, to its partners in accordance with the partnership's partnership agreement, provided that the distributees thereof agree in writing to be bound by the foregoing restrictions) for a period of 90 days after the date of this Prospectus, without the prior written consent of Adams, Harkness & Hill, Inc.

     The Underwriters have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     In general, the rules of the Securities and Exchange Commission (the "Commission") will prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Common Stock during the cooling off period.

     In connection with the offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and may, if commenced, be discontinued at any time.

     Adams, Harkness & Hill, Inc. has served as financial advisor to the Company since 1995, including with respect to the Wells acquisition. In connection with the Wells acquisition, the Company paid to Adams, Harkness & Hill, Inc., a fee in the amount of $500,000.

     The Company has agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Hill & Barlow, a Professional Corporation, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts. Certain partners of Hale and Dorr LLP hold in the aggregate 7,060 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1997, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, have been included in this Registration Statement, of which this Prospectus is a part, in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing. The financial statements of Wells Electronics, Inc. and subsidiaries as of December 26, 1997, May 3, 1997 and April 27, 1996 and the 34 weeks ended December 26, 1997, 53 weeks ended May 3, 1997, the 48 weeks ended April 27, 1996 and the 52 weeks ended June 3, 1995, included herein and elsewhere in the registration statement have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements have been included herein and in the registration statement in reliance upon such report of KPMG Peat Marwick LLP, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.


     The statements relating to PCD and CTi that have been included herein and in the Registration Statement, of which this Prospectus is a part, in the first paragraph, the fourth sentence of the second paragraph and the third paragraph under the caption "Risk Factors -- Patent Litigation" and the first paragraph, the fourth sentence of the second paragraph and the third paragraph under the caption "Business -- Legal Proceedings" relating to litigation and United States patent litigation matters have been reviewed and approved by Brown & Bain, P.A., as special litigation counsel for the Company, as experts on United States patent matters, and are included herein and in the Registration Statement, of which this Prospectus is a part, in reliance upon that review and approval. The statements relating to Wells that have been included herein and in the Registration Statement, of which this Prospectus is a part, in the second paragraph, with the exception of the fourth sentence thereof, and the third paragraph under the caption "Risk Factors -- Patent Litigation" and in the second paragraph, with the exception of the fourth sentence thereof, and the third paragraph under the caption "Business -- Legal Proceedings" relating to litigation and United States patent litigation matters have been reviewed and approved by Baker & Daniels as special litigation counsel for the Company, as experts on United States patent matters, and are included herein and in the Registration Statement, of which this Prospectus is a part, in reliance upon that review and approval.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements, and other information with the Commission (collectively, "Exchange Act Filings").

     The Registration Statement, including exhibits and schedules thereto, as well as the Exchange Act Filings may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. The address of such site is http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Common Stock is listed on the Nasdaq National Market ("Nasdaq"), under the symbol PCDI, and all Exchange Act Filings also may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, DC 20006.

     Flexiplug(TM), Z-Lok(TM) and the logo of the Company are trademarks of the Company. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                                    PCD INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
PCD INC. DECEMBER 31, 1996 AND 1997
  Report of Independent Accountants.........................    F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................    F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997.......................    F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1995, 1996 and 1997...........    F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997.......................    F-6
  Notes to Consolidated Financial Statements................    F-7
WELLS ELECTRONICS, INC.
  APRIL 27, 1996 AND MAY 3, 1997
  Independent Auditors' Report..............................    F-23
  Consolidated Balance Sheets as of April 27, 1996 and May
     3, 1997................................................    F-24
  Consolidated Statements of Income for the 52 weeks ended
     June 3, 1995, 48 weeks ended April 27, 1996 and 53
     weeks ended May 3, 1997................................    F-25
  Consolidated Statements of Shareholder's Equity the 52
     weeks ended June 3, 1995, 48 weeks ended April 27, 1996
     and 53 weeks ended May 3, 1997.........................    F-26
  Consolidated Statements of Cash Flows for the 52 weeks
     ended June 3, 1995, 48 weeks ended April 27, 1996 and
     53 weeks ended May 3, 1997.............................    F-27
  Notes to Consolidated Financial Statements................    F-28
  DECEMBER 26, 1997
  Independent Auditors' Report..............................    F-36
  Consolidated Balance Sheets as of December 31, 1996
     (Unaudited) and
     December 26, 1997......................................    F-37
  Consolidated Statement of Income for the 35 weeks ended
     December 31, 1996 (Unaudited) and 34 weeks ended
     December 26, 1997......................................    F-38
  Consolidated Statement of Shareholder's Equity for 34
     weeks ended
     December 26, 1997......................................    F-39
  Consolidated Statement of Cash Flows for 35 weeks ended
     December 31, 1996 (Unaudited) and 34 weeks ended
     December 26, 1997......................................    F-40
  Notes to Consolidated Financial Statements................    F-41

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PCD Inc.:

     We have audited the accompanying consolidated balance sheets of PCD Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PCD Inc. as of December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/  Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L.L.P.

Boston, Massachusetts

February 11, 1998, except information included under the caption Litigation in
Note 11, Commitments and Contingencies, as to which the date is March 18, 1998

                                    PCD INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 DECEMBER 31,
                                                              -------------------
                                                               1996        1997
                                                              -------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $20,529    $  3,990
  Accounts receivable -- trade (less allowance for
     uncollectible accounts of $232 in 1996 and $205 in
     1997)..................................................    3,578       6,804
  Inventory.................................................    2,608       4,796
  Prepaid expenses and other current assets.................       89       1,135
                                                              -------    --------
          Total current assets..............................   26,804      16,725
Equipment and improvements, net.............................    5,337      15,843
Deferred tax asset..........................................       82      15,335
Goodwill....................................................       --      61,718
Intangible assets...........................................       --      13,539
Debt financing fees.........................................       --       1,800
Other assets................................................      233       1,632
                                                              -------    --------
          Total assets......................................  $32,456    $126,592
                                                              =======    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt and current portion of long-term debt.....             $ 17,700
  Accounts payable -- trade.................................  $   627       4,213
  Accrued liabilities.......................................    3,123       7,444
                                                              -------    --------
          Total current liabilities.........................    3,750      29,357
Long-term debt, net of current portion......................       --      65,300
Subordinated debenture -- related party.....................       --      22,903
Minority interest...........................................       --          37
                                                              -------    --------
          Total liabilities.................................    3,750     117,597
Commitments and contingencies (Notes 8, 9 and 11)...........       --          --
Stockholders' equity:
Preferred stock -- $0.10 par value; 1,000,000 shares
  authorized; no shares issued
Common stock -- $0.01 par value; 25,000,000 shares
  authorized; 5,854,733 and 6,020,182 shares issued and
  outstanding in 1996 and 1997, respectively................       59          60
Additional paid-in capital..................................   14,838      17,904
Retained earnings (accumulated deficit).....................   13,906      (8,930)
Deferred compensation.......................................      (97)        (39)
                                                              -------    --------
          Total stockholders' equity........................   28,706       8,995
                                                              -------    --------
          Total liabilities and stockholders' equity........  $32,456    $126,592
                                                              =======    ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                    PCD INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1995       1996        1997
                                                             -------    -------    --------
Net sales..................................................  $25,616    $26,857    $ 29,796
Cost of sales..............................................   13,477     14,457      15,120
                                                             -------    -------    --------
  Gross profit.............................................   12,139     12,400      14,676
Operating expenses.........................................    5,667      5,445       5,816
Acquired in-process research and development...............       --         --      44,438
                                                             -------    -------    --------
  Income (loss) from operations............................    6,472      6,955     (35,578)
Interest and other income..................................      125        734       1,167
Interest expense...........................................      (13)        (9)       (227)
                                                             -------    -------    --------
  Income (loss) before income taxes........................    6,584      7,680     (34,638)
Provision for (benefit) income taxes.......................    2,721      2,895     (11,802)
                                                             -------    -------    --------
  Net income (loss)........................................  $ 3,863    $ 4,785    $(22,836)
                                                             =======    =======    ========
Net income (loss) per share:
     Basic.................................................  $  0.85    $  0.87    $  (3.83)
                                                             =======    =======    ========
     Diluted...............................................  $  0.74    $  0.76    $  (3.83)
                                                             =======    =======    ========
Weighted average number of common and common equivalent
  shares outstanding:
     Basic.................................................    4,570      5,478       5,955
                                                             =======    =======    ========
     Diluted...............................................    5,201      6,292       5,955
                                                             =======    =======    ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                    PCD INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                            COMMON STOCK         ADDITIONAL    RETAINED                       TREASURY STOCK           TOTAL
                       ----------------------     PAID-IN      EARNINGS       DEFERRED      -------------------    STOCKHOLDERS'
                        SHARES      PAR VALUE     CAPITAL      (DEFICIT)    COMPENSATION     SHARES      AMOUNT       EQUITY
                       ---------    ---------    ----------    ---------    ------------    ---------    ------    -------------
Balance, December 31,
  1994...............  4,951,032       $50        $ 3,794      $  5,258                       390,000    $(328)      $  8,774
Exercise of stock
  options............     36,000                       41                                                                  41
Issuance of stock
  options............                                 239                      $(239)
Tax benefit from
  non-qualified stock
  options
  exercised..........                                  50                                                                  50
Amortization of
  deferred
  compensation.......                                                             84                                       84
Net income...........                                             3,863                                                 3,863
                       ---------       ---        -------      --------        -----        ---------    -----       --------
Balance, December 31,
  1995...............  4,987,032        50          4,124         9,121         (155)         390,000     (328)        12,812
Public stock
  offering, net......  1,100,000        11         10,490                                                              10,501
Exercise of stock
  options............    157,701         2            192                                                                 194
Retired treasury
  shares.............   (390,000)       (4)          (324)                                   (390,000)     328
Tax benefit from
  stock options
  exercised..........                                 356                                                                 356
Amortization of
  deferred
  compensation.......                                                             58                                       58
Net income...........                                             4,785                                                 4,785
                       ---------       ---        -------      --------        -----        ---------    -----       --------
Balance, December 31,
  1996...............  5,854,733        59         14,838        13,906          (97)                                  28,706
Exercise of stock
  options............    165,449         1            262                                                                 263
Tax benefit from
  stock options
  exercised..........                                 673                                                                 673
Amortization of
  deferred
  compensation.......                                                             58                                       58
Issuance of stock
  warrant............                               2,131                                                               2,131
Net (loss)...........                                           (22,836)                                              (22,836)
                       ---------       ---        -------      --------        -----        ---------    -----       --------
Balance, December 31,
  1997...............  6,020,182       $60        $17,904      $ (8,930)       $ (39)                                $  8,995
                       =========       ===        =======      ========        =====                                 ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                    PCD INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                               1995       1996       1997
                                                              -------   --------   ---------
Cash flows from operating activities:
  Net income (loss).........................................  $ 3,863   $  4,785   $ (22,836)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Acquired in-process research and development...........       --         --      44,438
     Depreciation...........................................    1,026      1,389       1,530
     Amortization of warrant................................       --         --          34
     Loss (gain) on disposal of equipment and
       improvements.........................................      261        107          (4)
     Allowance for uncollectible accounts...................       76         40          --
     Amortization of deferred compensation..................       84         58          58
     Tax benefit from stock options exercised...............       50        356         673
     Provision for deferred taxes...........................     (192)       (80)    (15,253)
     Changes in operating assets and liabilities, net of
       acquisition of Wells Electronics, Inc.:
       (Increase) decrease in accounts receivable...........     (623)       (54)        888
       (Increase) decrease in inventory.....................     (256)       259        (539)
       (Increase) decrease in prepaid expenses and other
          current assets....................................      (48)       310         (68)
       Increase in other assets and debt financing fees.....      (45)       (25)     (1,830)
       Increase (decrease) in accounts payable..............      205        (59)        479
       Increase in accrued liabilities......................    1,130        692         516
                                                              -------   --------   ---------
          Total adjustments.................................    1,668      2,993      30,922
                                                              -------   --------   ---------
          Net cash provided by operating activities.........    5,531      7,778       8,086
Cash flows from investing activities:
  Equipment and improvements expenditures...................   (2,505)    (1,902)     (2,531)
  Acquisition of Wells Electronics, Inc., net of cash
     acquired of $827.......................................       --         --    (130,357)
                                                              -------   --------   ---------
          Net cash used in investing activities.............   (2,505)    (1,902)   (132,888)
Cash flows from financing activities:
  Proceeds from issuance of short-term debt.................       --         --      13,000
  Proceeds from issuance of long-term debt..................                 ---
                                                                   --                 70,000
  Proceeds from issuance of subordinated debenture and                        --
     warrant................................................       --                 25,000
                                                                             194
  Proceeds from exercise of common stock options............       41                    263
                                                                          10,501
  Proceeds from issuance of common stock, net...............       --                     --
                                                                              --
  Principal payments under long-term debt obligations.......      (37)                    --
                                                              -------   --------   ---------
                                                                    4     10,695     108,263
          Net cash provided by financing activities.........
                                                              -------   --------   ---------
                                                                3,030     16,571     (16,539)
Net increase (decrease) in cash.............................
                                                                  928      3,958      20,529
Cash and cash equivalents at beginning of year..............
                                                              -------   --------   ---------
                                                              $ 3,958   $ 20,529   $   3,990
Cash and cash equivalents at end of year....................
                                                              =======   ========   =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
                                                              $    13   $      9   $      20
     Interest...............................................
                                                              =======   ========   =========
                                                              $ 2,553   $  2,452   $   3,049
     Income taxes...........................................
                                                              =======   ========   =========


   The accompanying notes are an integral part of the consolidated financial statements.

                                    PCD INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS:

     PCD Inc. ("the Company") is engaged principally in designing, manufacturing and marketing electronic connectors for use in and integrated circuit ("IC") package interconnect applications, industrial equipment and avionics. Electronic connectors are used in virtually all electronic systems, including data communications, telecommunications, computers and computer peripherals, industrial controls, automotive, avionics and test and measurement instrumentation. As further discussed in Note 3, on December 26, 1997 the Company acquired all of the outstanding stock of Wells Electronics, Inc. ("Wells"). Wells designs, develops and markets a broad line of test and burn-in sockets and related carriers for the global IC package interconnect industry. The effect of the purchase is recorded in the financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

  Revenue Recognition

     Revenue is recognized upon shipment to customers. The Company grants to certain of its distributors limited return and stock rotation rights. Historically, the Company's return rate has been insignificant.

  Cash and Cash Equivalents


     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or fewer to be cash equivalents. The Company invests excess cash in a money market fund and indirect obligations of the United States government. Approximately $16.1 million was invested in such cash equivalents at December 31, 1996. The Company classifies its investments as available for sale; however at December 31, 1996, cost approximates fair value. The Company had all its cash in interest bearing accounts at December 31, 1997.


  Concentrations of Credit Risk and Estimates

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company invests primarily in high quality securities with short lives. Accordingly, these investments are subject to minimal credit and market risk. Collateral is not required for trade receivables, but ongoing credit evaluations of customer's financial condition are performed. As a result of the Wells acquisition, a greater portion of the Company's accounts receivable will be concentrated in the IC package interconnect and semiconductor industries. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in the IC package interconnect and semiconductor industries or by geographic region. Additionally, the Company maintains reserves for potential credit losses. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be inherent in the Company's accounts receivables.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in these financial

                                    PCD INC.

statements are allowances for uncollectible accounts, allowances for inventory valuation, goodwill, intangible assets and deferred taxes.

  Inventory


     Inventories are stated at the lower of cost, determined on a first-in, first-out method, or market.


  Research and Development

     Research and development costs are charged to expense as incurred.

  Net Income Per Common Share


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("FAS 128"). FAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed using the weighted average number of shares of common stock outstanding plus the effect of the additional number of common shares that would have been outstanding if the dilutive potential common shares had been outstanding. Under FAS 128, the computation of the basic earnings per share does not assume the conversion, exercise, or contingent issuance of securities that have an anti-dilutive effect on earnings per share. The Company has issued a subordinated debenture, described in Note 9, that has a conversion feature to common stock upon the occurrence of certain events of default.


     In accordance with SFAS No. 128, the following tables reconcile net income
(loss) and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings (loss) per share for each of the years ended December 31, 1995, 1996 and 1997.


                                                        NET INCOME                  PER SHARE
                                                          (LOSS)        SHARES       AMOUNT
                                                       ------------    ---------    ---------
FOR THE YEAR ENDED DECEMBER 31, 1995
Basic earnings.......................................  $  3,863,000    4,570,032     $ 0.85
Assumed exercise of options (treasury method)........            --      631,092         --
                                                       ------------    ---------     ------
Diluted earnings.....................................  $  3,863,000    5,201,124     $ 0.74
                                                       ============    =========     ======
FOR THE YEAR ENDED DECEMBER 31, 1996
Basic earnings.......................................  $  4,785,000    5,478,330     $ 0.87
Assumed exercise of options (treasury method)........            --      813,523         --
                                                       ------------    ---------     ------
Diluted earnings.....................................  $  4,785,000    6,291,853     $ 0.76
                                                       ============    =========     ======
FOR THE YEAR ENDED DECEMBER 31, 1997
Basic and diluted loss...............................  $(22,836,000)   5,954,657     $(3.83)
                                                       ============    =========     ======



     In 1997, Common Stock equivalents of 679,468 shares were not included in the calculation of diluted EPS.


  Equipment and Improvements

     Equipment and improvements are recorded at cost. Maintenance and repairs which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as

                                    PCD INC.

incurred. Upon retirement or other disposition, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the results of operation.

     Depreciation of equipment and improvements is computed using the straight-line method over the estimated useful lives of the assets as follows:

                                                            ESTIMATED USEFUL
                                                             LIFE IN YEARS
                                                        ------------------------
Tools, dies and molds...............................               5
Machinery and equipment.............................               10
Office furniture and fixtures.......................               5
Transportation equipment............................               4
Computer software...................................               3
Leasehold improvements..............................    Shorter of lease term or
                                                        useful life

  Income Taxes

     The Company utilizes the asset and liability approach of accounting for income taxes. Under the asset and liability approach, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense (benefit) represents the change in the deferred tax asset or deferred tax liability balance. Tax credits are treated as reductions of income taxes in the year in which the credits become available for tax purposes.

  Goodwill


     Goodwill is accounted for in accordance with Accounting Principles Board ("APB") No. 17, Intangible Assets. Goodwill represents costs in excess of net assets of the business acquired and is amortized on a straight-line basis over the expected periods to be benefited, which is currently 20 years. The Company's policy is to assess the goodwill based on an evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates. An impairment loss would be recorded in the period such determination is made based on the undiscounted cash flows of the related businesses. No impairment losses have been recognized in any of the periods presented.


  Intangible Assets


     Intangible assets are accounted for in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets are stated at cost and are amortized using the straight-line method. Loan acquisition fees are amortized over the life of the applicable indebtedness. Trademarks and trade names are amortized over 20 years, consistent with industry norms. Patented technologies are amortized over 9 years.


3.  ACQUISITION OF WELLS ELECTRONICS, INC.:

     On December 26, 1997, pursuant to the Share Purchase Agreement dated November 17, 1997, the Company acquired all of the outstanding common stock of Wells Electronics, Inc. Wells is a manufacturer of IC package interconnect products. The acquisition was financed by a combination of a new bank credit facility of $90 million of which the Company borrowed approximately $83

                                    PCD INC.

million upon consummation of the acquisition and a $25 million subordinated debenture. The acquisition is being accounted for as a purchase in accordance with APB Opinion No. 16.


     In accordance with APB Opinion No. 16, the Company has allocated the purchase price based on the fair value of assets acquired and liabilities assumed. Acquired intangible assets consist of trade names and trademarks and patented technologies valued at approximately $10.4 million and $3.1 million, respectively. A portion of the purchase price was allocated to these intangible assets using a risk adjusted discounted cash flow approach. These intangibles are being amortized over their estimated useful lives of 9 and 20 years, respectively. Additionally, a portion of the purchase price was allocated to purchased research and development projects that were identified as having no alternative future value and had not yet reached technological feasibility. Purchased research and development that had not reached technological feasibility and that had no alternative future use was valued under a risk adjusted cash flow model, under which future cash flows were discounted taking into consideration risks relating to existing and future markets. This analysis resulted in an allocation of approximately $44 million to acquired in-process research and development expense. This amount was charged to operations at the acquisition date. A final allocation of the purchase price will be completed in 1998 based on determination of the final purchase price. The purchase price is subject to adjustment by the amount, if any, by which the net worth, with certain adjustments, of Wells as of the closing date, as agreed to by the Company and the seller, is less than or more than the corresponding net worth as of September 30, 1997. The adjustment is expected to be favorable to the Company, but is not expected to be material. The final allocation is not expected to differ materially from amounts previously reported.


     The aggregate purchase price of $131,184,000, includes acquisition costs. Acquisition costs consist of approximately $500,000 of financial advisory fees and $684,000 of professional fees. The aggregate purchase price was allocated as follows:

                                                              (IN THOUSANDS)
Current assets..............................................     $  7,568
Equipment and improvements..................................        9,501
Acquired intangibles........................................       13,539
Acquired in-process research & development..................       44,438
Goodwill....................................................       61,718
Other assets................................................        1,369
Liabilities assumed.........................................       (6,949)
                                                                 --------
                                                                 $131,184
                                                                 ========


     Unaudited pro forma operating results for the Company, assuming the acquisition of Wells occurred at the beginning of each period presented are as follows:



                                                              YEARS ENDED
                                                         ----------------------
                                                           1996         1997
                                                         ---------    ---------
                                                         (IN THOUSANDS, EXCEPT
                                                           PER SHARE AMOUNTS)
Net sales..............................................   $49,779      $71,386
Net (loss).............................................    (1,342)       5,570
Net income per share:
  Basic................................................   $ (0.24)     $  0.94
  Diluted..............................................   $ (0.24)     $  0.82

                                    PCD INC.

     Pro forma operating results for years ended 1996 and 1997 include costs of $4.0 million of amortization of goodwill and acquired intangible assets and $10.0 million of interest expense. Approximately $44.4 million of expense related to the acquired in-process research and development and $2.1 million of additional interest expense related to the Emerson Warrant (Note 9) are excluded from both 1996 and 1997.


     These unaudited pro forma operating results are included for information purposes only and may not be indicative of the results of operations for PCD and Wells had they been a single entity during 1996 and 1997.

4.  INVENTORY:

     Inventory consisted of the following at December 31:

                                                              1996     1997
                                                             ------   ------
                                                             (IN THOUSANDS)
Raw materials and finished subassemblies...................  $1,908   $3,387
Work in process............................................     226      532
Finished goods.............................................     474      877
                                                             ------   ------
Total......................................................  $2,608   $4,796
                                                             ======   ======

5.  EQUIPMENT AND IMPROVEMENTS:

     Equipment and improvements consisted of the following at December 31:

                                                             1996     1997
                                                            ------   -------
                                                             (IN THOUSANDS)
Tools, dies and molds.....................................  $5,192   $11,244
Machinery and equipment...................................   2,586     5,546
Office furniture and fixtures.............................     936     1,978
Computer software.........................................      89        99
Transportation equipment..................................     168       205
Leasehold improvements....................................     493       718
                                                            ------   -------
                                                             9,464    19,790
Less accumulated depreciation.............................   4,379     4,852
                                                            ------   -------
                                                             5,085    14,938
Capital expenditures in progress..........................     252       905
                                                            ------   -------
Equipment and improvements, net...........................  $5,337   $15,843
                                                            ======   =======

                                    PCD INC.

6.  INTANGIBLE ASSETS AND GOODWILL:


     Goodwill is accounted for in accordance with APB 17, Intangible Assets. The Company assesses the realizability of intangible assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is stated at cost and amortized on a straight line basis over the estimated future periods to be benefited, which is currently 20 years. The Company's policy is to assess the goodwill based on an evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates. An impairment loss would be recorded in the period such determination is made based on the undiscounted cash flows of the related businesses. No impairment losses have been recognized in any of the periods presented. Intangible assets are amortized on a straight-line basis, based on their estimated lives, as follows:


                                                        BALANCE        ESTIMATED
                                                   DECEMBER 31, 1997     LIFE
                                                   -----------------   ---------
                                                    (IN THOUSANDS)
Patented technology..............................       $ 3,155         9 years
Trade names/trademarks...........................        10,384        20 years
Goodwill.........................................        61,718        20 years

7.  ACCRUED LIABILITIES:

     Accrued liabilities consisted of the following at December 31:

                                                              1996     1997
                                                             ------   ------
                                                             (IN THOUSANDS)
Compensation and benefits..................................  $  760   $2,210
Professional fees..........................................   1,002      846
Income taxes payable.......................................     730    2,604
Other......................................................     631    1,784
                                                             ------   ------
Total......................................................  $3,123   $7,444
                                                             ======   ======

8.  LINE OF CREDIT AND LONG-TERM DEBT:

     Prior to the acquisition of Wells discussed in Note 3, the Company had unsecured lines of credit with a bank. The agreement provided for up to $5,250,000 in a revolving credit line with interest payable monthly at the bank's base lending rate until June 30, 1998. As of December 31, 1996, no amounts were outstanding under this line of credit.


     On December 26, 1997, in connection with the Wells acquisition discussed in
Note 3, the Company entered into a secured $20,000,000 Revolving Credit Agreement ("Revolver") with several banks replacing the previous $5,250,000 agreement described above, a $30,000,000 Secured Term Loan Agreement A and a $40,000,000 Secured Term Loan Agreement B (collectively referred to as the "Senior Credit Facility"). The Revolver provides for direct borrowings or letters of credit and expires December 31, 2003; Term Loan Agreement A expires December 31, 2003; and Term Loan Agreement B expires December 31, 2004. The Senior Credit Facility is collateralized by all of the assets of PCD and Wells. In conjunction with the Senior Credit Facility, PCD and Wells each entered into a stock pledge agreement with these banks pledging all or substantially all of the stock of the subsidiaries of PCD and Wells. Each of PCD, Wells and certain of their subsidiaries also entered into a security agreement and certain other collateral or conditional assignments of assets. Borrowings under the Senior Credit Facility bear interest, at the Company's option, at either: (i) the higher of the lender's base rate, or a rate equal to 1/2 of 1% per annum above the weighted average of

                                    PCD INC.

the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, plus between 25 and 200 basis points based on the ratio of senior indebtedness to the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), or (ii) a periodic fixed rate equal to LIBOR plus between 150 and 325 basis points based on the ratio of senior indebtedness to EBITDA. The Company is required to pay a quarterly commitment fee ranging from 0.35% to 0.50% per annum, based on a certain financial ratio of the Company, of the unused commitment under the Revolver. There are no prepayment fees on the Senior Credit Facility. At December 31, 1997, borrowings of $83,000,000 were outstanding under the Senior Credit Facility at a weighted average interest rate of 8.96%.

     The Agreement governing the Senior Credit Facility contains numerous financial and operating covenants that are effective as of the quarter ending March 28, 1998. Among these covenants are restrictions that the Company (i) must maintain John L. Dwight, Jr. as chief executive officer of the Company or obtain the consent of the lenders under the Senior Credit Facility to any replacement of Mr. Dwight; (ii) may not, without the prior consent of such lenders, acquire the assets of or ownership interest in, or merge with, other companies; and
(iii) may not, without the prior consent of such lenders, pay cash dividends. The Senior Credit Facility also requires the Company to maintain certain financial covenants, including minimum fixed charge coverage ratio, as defined, minimum quick ratio, as defined, maximum ratio of total senior debt to EBITDA, maximum ratio of total indebtedness for borrowed money to EBITDA, minimum interest coverage ratio, maximum capital expenditures, as defined, during the terms of the Senior Credit Facility. However, there can be no assurance that the Company will be able to maintain compliance with these covenants, and failure to meet such covenants would result in an event of default under the Senior Credit Facility. In addition, the Company estimates that the fair value of the loans approximates the carrying value in the financial statements.

     Long-term debt consists of the following:

                                                       1996          1997
                                                      -------   --------------
                                                           (IN THOUSANDS)
Term Loan A.........................................       --      $30,000
Term Loan B.........................................       --       40,000
                                                      -------      -------
                                                                    70,000
Less -- current portion.............................       --        4,700
                                                      -------      -------
                                                           --      $65,300
                                                      =======      =======

     Maturities of long-term debt are as follows:

YEAR ENDED DECEMBER 31,                                    AMOUNT
-----------------------                                --------------
                                                       (IN THOUSANDS)
1998.................................................     $ 4,700
1999.................................................       4,900
2000.................................................       5,200
2001.................................................       5,400
2002.................................................       5,800
2003 and thereafter..................................      44,000
                                                          -------
                                                          $70,000
                                                          =======

                                    PCD INC.

9.  SUBORDINATED DEBENTURE:


     On December 26, 1997, the Company entered into a Subordinated Debenture ("Debenture") and Warrant Purchase Agreement ("Purchase Agreement") with Emerson Electric Co. ("Emerson"), the Company's largest stockholder. Pursuant to the Purchase Agreement, the Company issued to Emerson a Debenture with a principal amount of $25 million at an annual rate of interest of 10% and a Common Stock Purchase Warrant (the "Emerson Warrant") for the purchase of up to 525,000 shares of PCD Common Stock at a purchase price of $1.00 per share. The combined effective interest rate for the Debenture, the exercisable portion of the Emerson Warrant and the prepayment penalty is 21.7%, assuming 10% per annum direct interest expense, 8.4% per annum effective interest expense associated with the Emerson Warrant and 3.25% of effective interest expense due to prepayment penalties. The Emerson Warrant is initially exercisable for 150,000 shares of Common Stock. If the principal and interest on the Debenture have not been paid in full as of December 31, 1998, the Emerson Warrant becomes exercisable for an additional 225,000 shares. If the principal and accrued interest on the Debenture have not been paid in full as of December 31, 1999, the Emerson Warrant becomes exercisable for the remaining 150,000 additional shares. Prepayment of the principal amount under the Debenture is subject to a penalty, due at the time of prepayment, as follows: (i) for the period beginning December 26, 1997 and ending June 30, 1998, an amount equal to 3.25% of the principal sum prepaid; (ii) for the period beginning July 1, 1998 and ending September 30, 1998, an amount equal to 6.5% of the principal sum prepaid; and
(iii) for the period beginning October 1, 1998 and ending December 31, 1998, an amount equal to 9.75% of the principal sum prepaid. At the option of the holder, the unpaid principal and accrued interest under the Debenture is convertible into Common Stock upon the occurrence of certain Events of Default thereunder, at a conversion price equal to the lesser of $17.00 per share or 70% of the average daily closing price of Common Stock for the 90 days preceding such default as reported by the Nasdaq Stock Market. The Events of Default under the Debenture are (i) insolvency; (ii) default under the Senior Credit Facility;
(iii) a payment default on the Debenture which default is not cured within 10 business days; (iv) a material breach by the Company of any representations or warranties or failure to comply with covenants or agreements contained in the agreements with Emerson which breach is not cured within 30 days; and (v) an undischarged or unstayed judgment against the Company for an amount in excess of $1 million. The total purchase price paid by Emerson for the Debenture and Warrant was $25,000,000. The proceeds from the sale of the Debenture and the Warrant were applied in full to the purchase price paid by the Company in connection with the Wells acquisition.


     The Company allocated the proceeds of the $25,000,000 between the Subordinated Debenture and the Warrant. The Company has valued the Warrant according to the Black-Scholes model, and determined the value to be approximately $2,131,000. The Company has recorded a credit to additional paid-in capital of $2,131,000 and a reduction in the face amount of the Subordinated Debenture for the same amount. This amount will be reflected as additional interest expense over the period that the Subordinated Debenture is expected to be outstanding. A change in the expected repayment date will result in an additional charge to income. The Subordinated Debenture is expected to be repaid in approximately six months.

                                    PCD INC.

10.  INCOME TAXES:

     The provision (benefit) for income taxes for the years ended December 31, 1995, 1996 and 1997 was as follows:

                                                1995      1996       1997
                                               ------    ------    --------
                                                      (IN THOUSANDS)
Current
  Federal....................................  $2,466    $2,504    $  2,937
  State......................................     447       471         514
                                               ------    ------    --------
     Total current...........................   2,913     2,975       3,451
Deferred
  Federal....................................    (174)      (62)    (12,107)
  State......................................     (18)      (18)     (3,146)
                                               ------    ------    --------
     Total deferred..........................    (192)      (80)    (15,253)
                                               ------    ------    --------
                                               $2,721    $2,895    $(11,802)
                                               ======    ======    ========

     The components of the net deferred tax asset consisted of the following at December 31, 1996 and 1997:

                                                           1996      1997
                                                           -----    -------
                                                            (IN THOUSANDS)
Deferred tax assets (liabilities):
  Difference in accounting for inventory.................  $ 195    $   148
  Accounts receivable allowances.........................     90         81
  Vacation and other accruals............................    297        351
  In-process research and development....................     --     15,362
  Difference in depreciation methods.....................   (500)      (607)
                                                           -----    -------
     Net deferred tax asset..............................  $  82    $15,335
                                                           =====    =======

     The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

     The analysis of the variance of income taxes as reported from income taxes compiled at the U.S. statutory federal income tax rate for continuing operations is as follows:

                                                1995      1996       1997
                                               ------    ------    --------
                                                      (IN THOUSANDS)
Income taxes at U.S. statutory rate of 34%...  $2,239    $2,611    $(11,777)
State income taxes...........................     284       300      (1,737)
Benefit of Foreign Sales Corporation.........      --        --          88
Non-deductible expenditures..................      --        --       1,624
Other, net...................................     198       (16)         --
                                               ------    ------    --------
                                               $2,721    $2,895    $(11,802)
                                               ======    ======    ========

                                    PCD INC.

11.  COMMITMENTS AND CONTINGENCIES:

  Litigation:

     On August 21, 1995, the Company's wholly-owned subsidiary, CTi Technologies, Inc. ("CTi"), filed an action in the United States District Court for the District of Arizona against Wayne K. Pfaff, an individual residing in Texas ("Pfaff"), and Plastronics Socket Company, Inc., a corporation affiliated with Pfaff, alleging and seeking a declaratory judgment that two United States patents issued to Pfaff and relating to certain burn-in sockets for "leadless" IC packages (the "Pfaff Leadless Patent") and ball grid array ("BGA") IC packages (the "Pfaff BGA Patent") (collectively, the "Pfaff Patents") are invalid and are not infringed by CTi, the products of which include burn-in sockets for certain "leaded" packages (including Quad Flat Paks) (the "CTi Leaded Products") and BGA packages (the "CTi BGA Products") (collectively, the "CTi Products"). Pfaff has filed a counterclaim alleging that CTi infringes the Pfaff Leadless Patent and has requested an award of damages; the counterclaim does not allege infringement of the Pfaff BGA Patent. Pfaff has also sought a permanent injunction against further infringement by CTi of the Pfaff Leadless Patent. That action has been stayed pending resolution of another action, described below, involving the Pfaff Leadless Patent.


     In litigation between Wells and Pfaff concerning the Pfaff Leadless Patent, the United States Court of Appeals for the Federal Circuit has found all of the individual descriptions of the invention (the "Claims" of the patent) of the Pfaff Leadless Patent which were at issue in that case to be invalid. Certain other Claims of the patent were not at issue in that case, and their validity was not decided by the court, because Pfaff did not allege that products of Wells infringed such Claims. The United States Supreme Court has accepted an appeal on that case. Unless overturned, the Court of Appeals decision as to the invalidity of such Claims of the Pfaff Leadless Patent will be binding in the CTi v. Pfaff action in the District of Arizona, and the reasoning of that decision could support CTi's position that the remaining Claims of that patent are invalid.



     The Company believes, based on the advice of counsel, that CTi and Wells have meritorious defenses against any allegations of infringement under the Pfaff Patents, and, if necessary, CTi and Wells will vigorously litigate their positions. There can be no assurance, however, that the Company, CTi or Wells will prevail in any pending or future litigation, and a final court determination that CTi or Wells has infringed the Pfaff Leadless Patent could have a material adverse effect on the Company. Such adverse effect could include, without limitation, the requirement that CTi or Wells pay substantial damages for past infringement and an injunction against the manufacture or sale in the United States of such products as are found to be infringing.


  Leases:

     The Company leases office and production facilities in Peabody, Massachusetts, Wormleysburg, Pennsylvania, and Phoenix, Arizona. These rentals are subject to escalation in real estate taxes and operating expenses. Rental expense for the years ended December 31, 1995, 1996 and 1997 was $500,000, $498,000, and $480,000 respectively.

     In conjunction with the Wells acquisition, leased production facilities in South Bend, Indiana, Yokohama, Japan and Swatara, Pennsylvania and leased distribution and technical sales support facilities in Northhampton, England; Regensburg, Germany; Seoul, South Korea; Singapore and Penang, Malaysia were added.

                                    PCD INC.

     Minimum future rental commitments under leases with remaining terms in excess of one year are approximately as follows:

YEAR ENDED DECEMBER 31,                                    AMOUNT
-----------------------                                --------------
                                                       (IN THOUSANDS)
1998.................................................      $1,136
1999.................................................       1,012
2000.................................................         914
2001.................................................         914
2002.................................................         913
2003 and thereafter..................................       1,972

12.  STOCKHOLDERS EQUITY:

  Preferred Stock

     The Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 1,000,000 shares of Preferred Stock, $0.10 par value per share, with such powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such Preferred Stock.

  Common Stock

     In February 1996, the stockholders approved an increase in the authorized common stock of the Company to 25,000,000 shares, $0.01 par value per share, and the stockholders approved a twelve-for-one stock split effected in the form of a stock dividend. All references to the number of shares and per share amounts have been restated to reflect the split.

  Treasury Stock

     On January 30, 1996, the Board of Directors approved a resolution to restore any and all Common Stock of the Company which had been repurchased by the Company to the status of authorized but unissued shares.

  Stock Options:

     Directors Stock Plan

     The Company's 1996 Eligible Directors Stock Plan (the "Directors Stock Plan") was approved by the Board of Directors on January 30, 1996 and thereafter by the Company's stockholders. Under the Directors Stock Plan, commencing with the 1997 annual meeting of stockholders, each director who is not an officer or employee of the Company or any subsidiary of the Company (an "outside director") who has not previously been granted an option to purchase shares of Common Stock will be granted, on the thirtieth day after such meeting, an option to purchase 3,000 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. In addition, on the thirtieth day after such meeting, each outside director will be granted an option at each annual meeting of stockholders to purchase 1,500 shares of Common Stock at an exercise price equal to the fair market value on the date of grant. A total of 36,000 shares of Common Stock are available for awards under the Directors Stock Plan. Each option shall vest 6 months after, and expire 10 years from, the date of grant of such option. No options may be granted under the Directors Stock Plan after January 29, 2006.

                                    PCD INC.

     1996 Stock Plan

     The Company's 1996 Stock Plan was approved by the Board of Directors on January 30, 1996, and thereafter by the Company's stockholders. The 1996 Stock Plan provides for the grant or award of stock options, restricted stock and other performance awards which may or may not be denominated in shares of Common Stock or other securities (collectively, the "Awards"). Stock options granted under the 1996 Stock Plan may be either incentive stock options or non-qualified options. The 1996 Stock Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Stock Plan, the Committee has the authority to designate participants, determine the types of Awards to be granted, the number of shares to be covered by each Award, the time at which each Award is exercisable or may be settled, the method of payment and any other terms and conditions of the Awards. While the Committee determines the prices at which options and other Awards may be exercised under the 1996 Stock Plan, the exercise price of an option shall be at least 100% of the fair market value (as determined under the terms of the 1996 Stock Plan) of a share of Common Stock on the date of grant. The aggregate number of shares of Common Stock available for awards under the Plan is 324,000. No option shall be exercisable with respect to any shares later than 10 years after the date of grant of such options or 5 years in the case of incentive options granted to the owner of stock possessing more than 10% of the value of all classes of stock of the Company. Vesting is determined in the sole discretion of the Compensation Committee of the Board of Directors. In connection with Committee's grants to date, it has fixed vesting in four approximately equal annual installments, the first of which vests on the date of grant. No awards may be made under the 1996 Stock Plan after January 29, 2006.

     1992 Stock Option Plan


     The Company's 1992 Stock Option Plan as amended on January 30, 1996 provides for the grant or award of stock options, which may be either incentive stock options or non-qualified stock options to key employees and directors. The aggregate number of shares of Common Stock reserved for issuance under the 1992 Stock Plan is 636,600 shares. No option shall be exercisable with respect to any shares later than 10 years after the date of grant of such options or 5 years in the case of incentive options granted to the owner of stock possessing more than 10% of the value of all classes of stock of the Company. Vesting is determined in the sole discretion of the Compensation Committee of the Board of Directors. In connection with Committee's grants to date, it has fixed vesting in four approximately equal annual installments, the first of which vests on the date of grant. The Compensation Committee administers the 1992 Stock Option Plan.

                                    PCD INC.

     The following table summarizes the transactions from these plans:

                                                                           WEIGHTED
                                                                           AVERAGE
                                                            OPTIONS     EXERCISE PRICE
                                                            --------    --------------
Options outstanding at December 31, 1994..................   846,000        $ 1.15
  Options exercised.......................................   (36,000)         1.15
  Options granted.........................................   144,000          1.68
                                                            --------
Options outstanding at December 31, 1995..................   954,000          1.23
  Options exercised.......................................  (157,701)         1.22
  Options granted.........................................    15,000         12.00
                                                            --------
Options outstanding at December 31, 1996..................   811,299          1.43
  Options exercised.......................................  (165,449)         1.59
  Options cancelled.......................................    (4,000)        12.00
  Options granted.........................................    78,000         21.08
                                                            --------
Options outstanding at December 31, 1997..................   719,850          3.46
                                                            ========

     Summarized information about stock options outstanding at December 31, 1997 is as follows:

                                                                            EXERCISABLE
                                                WEIGHTED                --------------------
                                                 AVERAGE     WEIGHTED               WEIGHTED
                                  NUMBER OF     REMAINING    AVERAGE                AVERAGE
           RANGE OF                OPTIONS     CONTRACTUAL   EXERCISE   NUMBER OF   EXERCISE
        EXERCISE PRICES          OUTSTANDING      LIFE        PRICE      OPTIONS     PRICE
        ---------------          -----------   -----------   --------   ---------   --------
$ 1.15.........................    518,100         4.75       $ 1.15     518,100     $ 1.15
  1.54-2.08....................    118,500         7.45         1.67      91,500       1.65
 12.00.........................      6,500         8.58        12.00       2,500      12.00
 16.125-18.50..................     26,750         9.34        17.13      10,250      16.84
 23.25.........................     50,000        10.00        23.25       8,335      23.25

     For the years ended December 31, 1995, 1996 and 1997, options to purchase 825,000 shares, 740,049 shares and 630,685 shares, respectively, of Common Stock were exercisable with the remaining options becoming exercisable at various dates through December 26, 2002. The weighted average exercise price of outstanding options for the years ended December 31, 1995 and 1996 were $1.18 and $1.25, respectively. The Company has recorded deferred compensation of $239,000 for the difference between fair value and exercise price for options granted in 1995 and such deferred compensation is being amortized over the option vesting period.

     Generally, when shares acquired pursuant to the exercise of incentive stock options are sold within one year of exercise or within two years from the date of grant, the Company derives a tax deduction measured by the amount that the fair market value exceeds the option price at the date the options are exercised. When nonqualified stock options are exercised, the Company derives a tax deduction measured by the amount that the fair market value exceeds the option price at the date the options are exercised.

  Supplemental Disclosure for Stock Based Compensation:

     The Company has three stock-based compensation plans, which are described above. In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments

                                    PCD INC.

based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company adopted the disclosure provisions of SFAS 123 in 1996 and has applied APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income (loss) and earnings (loss) per share for the years ended December 31, 1995, 1996 and 1997 would have been reduced to the pro forma amounts indicated below:




                                    1995                             1996                        1997
                       ------------------------------   -------------------------------   ------------------
                          NET          NET INCOME           NET          NET INCOME           NET INCOME
                         INCOME         PER SHARE         INCOME          PER SHARE             (LOSS)
                       ----------   -----------------   -----------   -----------------   ------------------
                                    BASIC    DILUTED                  BASIC    DILUTED
                                    -----    -------                  -----    -------
As reported..........    $3,863     $0.85     $0.74       $4,785      $0.87     $0.76          $(22,836)
Pro forma............    $3,772     $0.83     $0.73       $4,665      $0.85     $0.74          $(23,119)

                                  1997
                       --------------------------
                               NET INCOME
                            (LOSS) PER SHARE
                       --------------------------
                       BASIC         DILUTED
                       -----         -------
As reported..........  $(3.83)       $(3.83)
Pro forma............  $(3.88)       $(3.88)


     The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                      1995    1996     1997
                                                      ----    -----    -----
Dividend yield......................................  none     none     none
Expected volatility.................................   0.0%   45.00%   48.79%
Risk free interest rate.............................  7.13%    7.27%    7.27%
Expected life (years)...............................  10.0     10.0      5.0

     Weighted average fair value of options granted below fair value at date of grant:

1995..............................  $2.53
                                    =====

     Weighted average fair value of options granted at fair value at date of grant:

1996...........................  $ 7.83
                                 ======
1997...........................  $12.73
                                 ======

     The effect of applying SFAS 123 in this pro forma disclosure is not indicative of future amounts. The SFAS does not apply to awards made prior to 1995. Additional awards in future years are anticipated.

13.  PROFIT SHARING PLAN:


     Effective May 1, 1992, the Company adopted a Plan pursuant to Section 401 of the Internal Revenue Code, (the "Code") whereby employees may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Employees are eligible for participation at the beginning of the calendar quarter following their one year anniversary. The Company makes matching contributions of fifty percent of employee contributions up to 6% of employee compensation; however, the Company's total contribution may not exceed 15% of the prior year's pre-tax income unless authorized by the Board of Directors. The Company's matching contributions were approximately $82,000, $80,000 and $93,000 for the years ended December 31, 1995, 1996, and 1997, respectively.


     Wells Electronics, Inc. Deferred Compensation and Savings Plan (Salaried 401(k)) allows for salaried employees to contribute up to a maximum allowable under the Code. Wells makes matching contributions of 25% of the employee contribution. Wells Electronics, Inc. Union Employees' 401(k) Plan allows for all union employees to contribute a minimum contribution

                                    PCD INC.

($0.19 per hour through February 18, 1998). For those employees who contribute at least the minimum, Wells matches $0.19 per hour through February 18, 1998. As part of the liabilities assumed as a result of the Wells acquisition, a liability was recorded for approximately $46,000.

14.  SIGNIFICANT CUSTOMERS AND EXPORT SALES:


     One customer accounted for approximately 16.6%, 17.4% and 14.5% of the Company's net sales in 1995, 1996 and 1997, respectively. A second customer accounted for approximately 13.4% and 12.7% of the Company's net sales in 1995 and 1997, respectively. The Company had export sales of approximately $3,022,000, $2,975,000 and $3,876,000 in 1995, 1996 and 1997, respectively. All export sales are in U.S. dollars. No one country or region accounted for greater than 10% of net sales.


15.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                      FOR THE THREE MONTHS ENDED
                                             --------------------------------------------
                                             MAR 31,     JUN 29,     SEP 28,     DEC 31,
                                             --------    --------    --------    --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
  Net sales................................   $7,087      $7,223      $6,222     $  6,325
  Gross profit.............................    3,235       3,222       2,725        3,218
  Net income...............................    1,130       1,348       1,068        1,239
  Net income per share:
     Basic.................................   $ 0.25      $ 0.24      $ 0.19     $   0.21
     Diluted...............................   $ 0.21      $ 0.21      $ 0.16     $   0.19

                                             MAR 29,     JUN 28,     SEP 27,     DEC 31,
                                             --------    --------    --------    --------
1997
  Net sales................................   $6,217      $7,233      $8,077     $  8,269
  Gross profit.............................    2,953       3,507       3,927        4,289
  Net income (loss)........................    1,175       1,504       1,693      (27,208)
  Net income (loss) per share:
     Basic.................................   $ 0.20      $ 0.25      $ 0.28     $  (4.52)
     Diluted...............................   $ 0.18      $ 0.23      $ 0.26     $  (4.52)

16.  SUBSEQUENT EVENT (UNAUDITED):

     The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in manufacturing, product development, financial business systems and various administrative functions. The Company believes that, with the exception of the South Bend, Indiana location, its computer systems will be able to manage and manipulate all material data involving the transition from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. However, there can be no assurances that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's financial condition, results of operations or business. In addition, the Company has limited information concerning the compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Company's financial condition, results of operations and business could be adversely affected.

     The Company believes that, within the next nine months, it will have to replace the current systems at Wells South Bend with new systems that are Year 2000 compliant. Failure to replace such

                                    PCD INC.

systems could result in the generation of erroneous data or system failure. Significant uncertainty exists concerning the potential effects associated with Year 2000 compliance, and Year 2000 issues involving systems of Wells South Bend could have a material adverse effect on the Company's financial condition, results of operations or business. The cost of replacing computer systems of Wells South Bend is currently estimated to be up to $900,000.


     The Company filed a registration statement in February 1998 on Form S-1 for a public offering to raise proceeds to both retire the subordinated debenture and pay down a portion of the Senior Credit Facility.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wells Electronics, Inc.:

     We have audited the accompanying consolidated balance sheets of Wells Electronics, Inc. and subsidiaries as of April 27, 1996 (Predecessor) and May 3, 1997 (Successor), and the related consolidated statements of income, shareholders' equity, and cash flows for the 52 weeks ended June 3, 1995, the 48 weeks ended April 27, 1996 (Predecessor periods), and the 53 weeks ended May 3, 1997 (Successor period). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the financial position of Wells Electronics, Inc. and subsidiaries as of April 27, 1996, and the results of their operations and their cash flows for the Predecessor periods, in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of Wells Electronics, Inc. and subsidiaries as of May 3, 1997, and the results of their operations and their cash flows for the Successor period, in conformity with generally accepted accounting principles.


     As discussed in Note 1 to the consolidated financial statements, effective May 2, 1996, Siebe plc acquired all of the outstanding stock of Unitech plc in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


/s/ KPMG Peat Marwick LLP



Chicago, Illinois


January 15, 1998

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      AS OF APRIL 27, 1996 AND MAY 3, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                               PREDECESSOR      SUCCESSOR
                                                              --------------   -----------
                                                              APRIL 27, 1996   MAY 3, 1997
                                                              --------------   -----------
ASSETS
Cash & cash equivalents.....................................     $   441         $    95
Accounts receivable -- trade................................       3,843           4,516
Allowance for uncollectible accounts........................        (100)           (100)
Inventory...................................................       3,446           2,540
Prepaid expenses and other current assets...................         475             416
Deferred tax assets.........................................         547             571
                                                                 -------         -------
          Total current assets..............................       8,652           8,038
Property, plant and equipment, net..........................       4,319           9,224
Intangible assets, net......................................         714          10,157
Due from affiliate..........................................          --           3,231
Other assets................................................         228             135
                                                                 -------         -------
          Total assets......................................     $13,913         $30,785
                                                                 =======         =======
LIABILITIES AND SHAREHOLDER'S EQUITY
Short-term debt.............................................     $ 1,153         $   268
Accounts payable -- trade...................................       2,801           3,016
Accrued expenses and other current liabilities..............       2,008           2,669
Due to affiliate............................................          11              --
                                                                 -------         -------
          Total current liabilities.........................       5,973           5,953
Long-term debt..............................................       1,458              --
Deferred tax liabilities....................................         149           6,185
Minority interest...........................................          --               6
                                                                 -------         -------
          Total liabilities.................................       7,580          12,144
                                                                 -------         -------
SHAREHOLDER'S EQUITY
Common stock, $10 par value; 13,500 authorized shares;
  issued 7,825 shares.......................................          78              78
Additional paid-in capital..................................       6,547          14,510
Retained earnings...........................................        (292)          4,367
Foreign currency translation adjustments....................          --            (314)
                                                                 -------         -------
          Total shareholder's equity........................       6,333          18,641
                                                                 -------         -------
Commitment and contingencies................................          --              --
          Total liabilities and shareholder's equity........     $13,913         $30,785
                                                                 =======         =======



        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
         FOR 52 WEEKS ENDED JUNE 3, 1995; 48 WEEKS ENDED APRIL 27, 1996
                         AND 53 WEEKS ENDED MAY 3, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                              PREDECESSOR               SUCCESSOR
                                                     ------------------------------    -----------
                                                     JUNE 3, 1995    APRIL 27, 1996    MAY 3, 1997
                                                     ------------    --------------    -----------
Net sales..........................................    $18,579          $17,998          $27,492
Cost of sales......................................      9,732            9,271           13,181
                                                       -------          -------          -------
     Gross profit..................................      8,847            8,727           14,311
Operating expenses.................................      7,272            6,624            8,758
                                                       -------          -------          -------
     Income from operations........................      1,575            2,103            5,553
Non-operating income(expense):
Interest income....................................         10                6               11
Interest expense...................................       (126)            (115)             (93)
Royalty income.....................................        404              844              630
Minority interest..................................         --               --               (6)
Other expense......................................        (42)             (40)             (23)
Foreign exchange gain/(loss).......................       (180)              40              264
                                                       -------          -------          -------
          Total non-operating income...............         66              735              783
                                                       -------          -------          -------
  Income before income taxes.......................      1,641            2,838            6,336
Provision for income taxes.........................        798              586            1,969
                                                       -------          -------          -------
          Net Income...............................    $   843          $ 2,252          $ 4,367
                                                       =======          =======          =======
Earnings per share.................................    $107.73          $287.80          $558.08
                                                       =======          =======          =======
Average number of shares...........................      7,825            7,825            7,825
                                                       =======          =======          =======


        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
         FOR 52 WEEKS ENDED JUNE 3, 1995; 48 WEEKS ENDED APRIL 27, 1996
                         AND 53 WEEKS ENDED MAY 3, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              FOREIGN
                                  COMMON STOCK      ADDITIONAL               CURRENCY
                               ------------------    PAID-IN     RETAINED   TRANSLATION    TOTAL
                               SHARES   PAR VALUE    CAPITAL     EARNINGS   ADJUSTMENTS   EQUITY
                               ------   ---------   ----------   --------   -----------   -------
Balance, May 29, 1994........  7,825       $78       $ 6,547     $(3,387)      $  35      $ 3,273
Net income...................                                        843                      843
Net change foreign currency
  translation adjustment.....                                                    238          238
                               -----       ---       -------     -------       -----      -------
Balance, June 3, 1995........  7,825        78         6,547      (2,544)        273        4,354
Net income...................                                      2,252                    2,252
Net change foreign currency
  translation adjustment.....                                                   (273)        (273)
                               -----       ---       -------     -------       -----      -------
Balance, April 27, 1996......  7,825        78         6,547        (292)         --        6,333
Acquisition adjustments......                          7,963         292                    8,255
Net income...................                                      4,367                    4,367
Net change foreign currency
  translation adjustment.....                                                   (314)        (314)
                               -----       ---       -------     -------       -----      -------
Balance, May 3, 1997.........  7,825       $78       $14,510     $ 4,367       $(314)     $18,641
                               =====       ===       =======     =======       =====      =======

        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR 52 WEEKS ENDED JUNE 3, 1995; 48 WEEKS ENDED APRIL 27, 1996
                         AND 53 WEEKS ENDED MAY 3, 1997
                                 (IN THOUSANDS)


                                                              PREDECESSOR               SUCCESSOR
                                                     ------------------------------    -----------
                                                     JUNE 3, 1995    APRIL 27, 1996    MAY 3, 1997
                                                     ------------    --------------    -----------
Cash flows from operating activities:
Net income.........................................    $   843          $ 2,252          $ 4,367
                                                       -------          -------          -------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization....................      1,870            1,426            2,205
  Gain on disposition of equipment.................        (38)             (12)             (59)
  Provision for (benefit from) deferred taxes......        (49)             (30)              50
  Changes in operating assets and liabilities:
     Increase in net accounts receivable...........     (1,550)            (732)            (673)
     Decrease (increase) in inventory..............       (520)          (1,038)             906
     Decrease (increase) in prepaid expenses and
       other current assets........................        193             (176)              60
     Decrease (increase) in other assets...........          9              (23)              93
     Decrease in due from affiliate................     (1,433)            (454)          (3,242)
     Increase in accounts payable..................      1,902              337              215
     Increase (decrease) in current liabilities....        476              (91)             661
     Increase (decrease) in other liabilities......       (260)               4                3
                                                       -------          -------          -------
          Total adjustments........................        600             (789)             219
                                                       -------          -------          -------
Net cash provided by operating activities..........      1,443            1,463            4,586
Cash flows from investing activities:
  Capital expenditures.............................     (2,093)          (1,971)          (2,975)
  Proceeds from sale of fixed assets...............         67               18              386
                                                       -------          -------          -------
Net cash used in investing activities..............     (2,026)          (1,953)          (2,589)
Cash flow from financing activities:
  Net (payments of) proceeds from short-term
     debt..........................................        414              739             (885)
  Principal payments of long-term debt.............         --             (241)          (1,458)
  Proceeds from loan...............................         56               --               --
                                                       -------          -------          -------
Net cash (used in) provided by financing
  activities.......................................        470              498           (2,343)
Net (decrease) increase in cash and cash
  equivalents......................................       (113)               8             (346)
Cash and cash equivalents at beginning of
  the period.......................................        546              433              441
                                                       -------          -------          -------
Cash and cash equivalents at end of period.........    $   433          $   441          $    95
                                                       =======          =======          =======
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest.........................................    $   116          $   109          $    82
                                                       =======          =======          =======
  Income taxes.....................................    $   567          $ 1,055          $ 1,301
                                                       =======          =======          =======


        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         APRIL 27, 1996 AND MAY 3, 1997
                                 (IN THOUSANDS)

1.  NATURE OF BUSINESS

     As of May 3, 1997 and for the year then ended (fiscal 1997), Wells Electronics, Inc. ("the Company"), an Indiana Corporation, was a wholly owned subsidiary of UL America, Inc., whose ultimate parent company, Siebe plc, is a publicly held corporation based in the United Kingdom. On April 24, 1989, UL America, Inc. acquired Wells Electronics, Inc., and for the eleven months ended April 27, 1996 (fiscal 1996) and the year ending May 31, 1995 (fiscal 1995), the Company was a wholly owned subsidiary of UL America, Inc.

     The Company has two subsidiaries: Wells Electronics Asia Pte Ltd. in Singapore ("Wells Asia") which is a wholly owned subsidiary and Wells Japan Ltd. ("Wells Japan") in Japan which is approximately 98% owned by the Company. The remaining 2% is owned by a Japanese corporation.

     The Company is principally engaged in designing, developing, manufacturing and marketing a broad line of burn-in/test sockets and plastic carriers for the global semiconductor industry. These products are employed in the handling and quality assurance phase of semiconductor manufacturing.

     The Company's ultimate parent, Unitech plc, was acquired by Siebe plc, on May 2, 1996. Following the acquisition, a new basis of accounting was applied. The fair market revaluation of the Company's assets and liabilities resulted in an acquisition adjustment of $8,255, net of the related deferred tax liability of $5,962. As a result of the acquisition, property, plant and equipment was written up to appraised fair market value of $8,535 (net historical cost was $4,319). Additionally, trademarks and software were written up to appraised fair market value of $10,001 (net historical cost was $0) and goodwill of $708 was retained. There were no other significant accounting adjustments.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Wells Electronics, Inc. and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

     The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimates included in these financial statements are allowance for uncollectible accounts, inventory reserves, and warranty reserves.

     There are 52, 48, and 53 weeks in fiscal 1995, 1996 and 1997, respectively, due to the change in the fiscal year end subsequent to the Siebe plc acquisition.

  Revenue Recognition

     Sales and related cost of sales are recognized upon shipment of products to customers.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company provides credit to customers in the normal course of business. Collateral is not required for trade receivables, but ongoing credit evaluations of customers' financial condition are performed. Additionally, the Company maintains reserves for potential credit losses. As of April 27, 1996 and May 3, 1997 the Company had no significant receivable write-offs. The Company operates in a single segment of the semiconductor industry.

  Research and Development

     Research and development costs are charged to expense as incurred.

  Inventories

     Inventories are stated at the lower of cost or market. The inventories are valued at standard cost which approximates the first-in, first-out (FIFO) cost method. Certain inventories are valued at the moving average cost method.

  Property, Plant and Equipment

     For fiscal 1995 and 1996, property, plant and equipment are stated on the basis of cost. For fiscal 1997, property, plant and equipment are stated at fair value based upon independent appraisal. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease.

     Material, labor and overhead costs associated with the manufacture of molds are capitalized and classified as tooling. Acquisition cost is used to cost molds which are purchased from outside vendors.

     Depreciation is provided using the straight-line method over the estimated useful lives of depreciable properties as follows: buildings and improvements, 10 to 33 years; machinery and equipment, 7 to 13 years; and tooling, 2 to 6 years.

     Equipment held under capital leases and lease improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement bases and the tax bases of the Company's assets and liabilities using enacted statutory tax rates applicable to future years.

  Intangible Assets

     The straight-line method is used to amortize intangible assets. The goodwill and trademarks are amortized to expense over 20 years and computer software is amortized over 6 years.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

  Foreign Currency Translation

     The accounts of foreign subsidiaries are measured using local currency as the functional currency. For those operations, assets and liabilities are translated into US dollars at the end of period exchange rates and income and expenses are translated at the average exchange rates. Net exchange gains or losses resulting from such translation are excluded from net income and accumulated in a separate component of shareholder's equity.

 Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) Statement No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, during fiscal 1997. This statement requires that long-lived assets, including associated goodwill, and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It also requires that long-lived assets and certain intangible assets to be disposed be reported at the lower of carrying amount or fair value less costs to sell. Adoption of this statement did not have any impact on the Company's financial position, results of operations, or liquidity.

  Net Income Per Common Share

     Net income per common share is computed using the weighted average number of shares of common stock outstanding.

3.  FOREIGN OPERATIONS

     The Company's net income is affected by foreign currency exchange (gains) losses resulting from translating foreign currency denominated trade receivables and payables of Wells Japan and Wells Asia and other realized and unrealized foreign currency (gains) losses.

4.  INVENTORIES

     Inventories consist of the following:

                                                            1996      1997
                                                           ------    ------
Raw material and supplies................................  $1,463    $  778
Work in process..........................................     349       223
Finished goods...........................................   1,634     1,539
                                                           ------    ------
                                                           $3,446    $2,540
                                                           ======    ======

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                          1996       1997
                                                        --------    -------
Land..................................................  $    165    $    --
Buildings and improvements............................     1,467        171
Machinery and equipment...............................     5,480      4,186
Tooling...............................................     9,374      5,499
Construction in progress..............................       480        576
                                                        --------    -------
                                                          16,966     10,432
Less accumulated depreciation.........................   (12,647)    (1,208)
                                                        --------    -------
                                                        $  4,319    $ 9,224
                                                        ========    =======

6.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                            1996     1997
                                                            ----    -------
Goodwill..................................................  $708    $   708
Computer software.........................................     6        349
Trademarks................................................    --      9,674
                                                            ----    -------
                                                             714     10,731
Less accumulated amortization.............................    --       (574)
                                                            ----    -------
                                                            $714    $10,157
                                                            ====    =======

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued liabilities consist of the following:

                                                            1996      1997
                                                           ------    ------
Compensation and benefits................................  $1,013    $1,038
Income taxes payable.....................................      22       605
Product warranty.........................................     100       300
Other accrued liabilities................................     873       726
                                                           ------    ------
                                                           $2,008    $2,669
                                                           ======    ======

8.  DEBT

     Short-term debt consists of the following:

                                                              1996     1997
                                                             ------    ----
Line of credit.............................................  $1,108    $214
Current maturities of long-term debt.......................      45      54
                                                             ------    ----
  Total short-term debt....................................  $1,153    $268
                                                             ======    ====

     Wells Japan has a Y125 million (approximately $985 at May 3, 1997) line of credit with a Japanese bank that was guaranteed by its ultimate parent. The interest rate at May 1997 was 2.375% per annum.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

     Long-term debt consists of the following:

                                                               1996     1997
                                                              ------    ----
Bank loan...................................................  $1,400    $--
Capital lease obligation....................................     103     54
                                                              ------    ---
          Total long-term debt..............................   1,503     54
Less current maturities.....................................      45     54
                                                              ------    ---
                                                              $1,458    $--
                                                              ======    ===

     The outstanding bank loan balance of $1,400 as of 1996 represents borrowings against the Company's revolving line of credit. The line was repaid in January 1997 and the interest rate at the time of repayment was 7% per annum. Subsequent to the repayment the line was cancelled.

9.  INCOME TAX EXPENSE

     Components of income tax expense (benefit) consist of:

                                                CURRENT    DEFERRED    TOTAL
                                                -------    --------    ------
1995:
  Federal.....................................  $  535       $(49)     $  486
  State and local.............................     155         --         155
  Foreign.....................................     157         --         157
                                                ------       ----      ------
                                                $  847       $(49)     $  798
                                                ======       ====      ======
1996:
  Federal.....................................  $  358       $(30)     $  328
  State and local.............................     109         --         109
  Foreign.....................................     149         --         149
                                                ------       ----      ------
                                                $  616       $(30)     $  586
                                                ======       ====      ======
1997:
  Federal.....................................  $1,370       $ 43      $1,413
  State and local.............................     353         --         353
  Foreign.....................................     196          7         203
                                                ------       ----      ------
                                                $1,919       $ 50      $1,969
                                                ======       ====      ======

     Actual income tax expense differs from the amounts computed by applying the enacted US federal corporate rate to income before income taxes as a result of the following:

                                                           1995    1996      1997
                                                           ----    -----    ------
Federal income tax expense at statutory rate.............  $558    $ 965    $2,190
Increase (decrease) resulting from:
  Foreign tax rate differential..........................   (35)     (50)        2
  Reduction of valuation allowance.......................    --     (299)     (499)
  Foreign subsidiary losses..............................   144       --        --
  State income taxes, net................................   102       72       233
  Other, net.............................................    29     (102)       43
                                                           ----    -----    ------
                                                           $798    $ 586    $1,969
                                                           ====    =====    ======

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

     The tax effect of temporary differences that give rise to deferred tax (assets) and liabilities follow:

                                                               1996      1997
                                                              ------    ------
Deferred tax assets:
  Inventories -- principally obsolescence...................  $  215    $  201
  Bad debts.................................................      38        36
  Other -- principally accruals.............................     294       334
  Net operating loss carryforward...........................     499        --
                                                              ------    ------
          Total deferred tax assets.........................   1,046       571
          Valuation allowance...............................    (499)       --
                                                              ------    ------
          Net deferred tax assets...........................     547       571
                                                              ------    ------
Deferred tax liabilities:
  Property, plant & equipment...............................      10     1,828
  Capital lease.............................................     131       148
  Intangible assets.........................................      --     4,200
  Other.....................................................       8         9
                                                              ------    ------
          Total deferred tax liabilities....................     149     6,185
                                                              ------    ------
          Net deferred tax liability (asset)................  $ (398)   $5,614
                                                              ======    ======

10.  LEASES

     The company leases certain of its manufacturing facilities, sales offices and equipment. Some leases include provisions for renewals and purchases at the Company's option.

     Rental expense for all operating leases approximated $233, $241 and $562 in fiscal year 1995, 1996 and 1997, respectively.

     Future minimum operating lease payments consist of the following at May 3, 1997:

                        FISCAL YEAR
                        -----------
1998........................................................  $  619
1999........................................................     615
2000........................................................     564
2001........................................................     511
2002........................................................     499
Thereafter..................................................   1,738
                                                              ------
Total minimum lease payments................................  $4,546
                                                              ======

11.  PROFIT SHARING AND RETIREMENT PLANS

     The Company has adopted a Plan ("401(k) Plan") pursuant to Section 401 of the Internal Revenue Code. Salaried employees may contribute a percentage of their compensation to the 401(k) Plan, but not in excess of the maximum allowed under the Code. Salaried employees are eligible for participation at their one year anniversary. The Company makes matching contributions of 25 percent of employee contributions but not in excess of the maximum allowed under the Code. In addition to any Employer 401(k) Contribution discussed above, the Company in any Plan Year, to

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES the extent it has Net Profits or retained earnings, may make additional matching Employer 401(k) Contributions to the extent it deems appropriate at its complete discretion.

     Effective February 19, 1997, the Company adopted a Retirement Income Plan for the hourly employees whereby the Company will make a contribution of $0.19 per hour for all hours worked into a retirement income plan, with the employees contributing a matching amount. The contribution will increase to $0.20 and $0.22 per all hours worked effective February 19, 1998 and 1999, respectively. The employee matching contribution will increase accordingly.

     The Company's combined matching contributions for the 401(k) Plan and Retirement Income Plan were approximately $61, $63 and $67 in 1995, 1996 and 1997, respectively.

12.  RELATED PARTY TRANSACTIONS

     The Company was charged with corporate management fees of $272 in 1995, $193 in 1996, and $25 in 1997. Non-interest bearing long-term receivable due from affiliates was $3,231 at May 3, 1997. This consists of $2,550 from Siebe Inc. and $681 from UL America, Inc.

13.  COMMITMENTS AND CONTINGENCIES


     The Company has been party to ongoing litigation with Wayne K. Pfaff and an affiliated corporation regarding alleged patent infringements. Subsequent to the balance sheet date, the Federal Circuit Court of Appeals found in favor of the Company. Management believes that the likelihood of any future liability in this regard is remote and as such, has established no provision.


14.  SUBSEQUENT EVENT

     On November 17, 1997, UL America, Inc. agreed to sell all of the Company's issued and outstanding shares of common stock to PCD Inc. The purchase price of this transaction is $130 million.

15.  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in the integrated circuit connector industry which is a single industrial segment. One customer accounted for approximately 18%, 15% and 18% of the Company's sales in 1995, 1996 and 1997, respectively. The Company had no other single customer with sales greater than 10% of total sales.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

     Sales between geographic areas are at cost plus approximately 50% mark-up. The Company has significant operations in foreign countries. Information regarding operations by geographic area for fiscal 1995, 1996 and 1997 is as follows:

                                                                       FAR
                                                              USA      EAST
                                                            -------   ------
Fiscal 1995:
Net Sales.................................................  $12,900   $5,679
Operating income..........................................      572    1,003
Identifiable assets.......................................    7,001    3,785

Fiscal 1996:
Net Sales.................................................  $10,049   $7,949
Operating income..........................................      735    1,368
Identifiable assets.......................................    7,302    5,903

Fiscal 1997:
Net Sales.................................................  $17,528   $9,964
Operating income..........................................    3,749    1,804
Identifiable assets.......................................   22,734    7,378

16.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED) FOR THE:

                                                     THREE MONTHS ENDED        TWO MONTHS
                                                 ---------------------------     ENDED
                                                 APR 27,   JAN 27,   OCT 28,    JUL 29,
                 Fiscal 1996:                    -------   -------   -------   ----------
Net Sales......................................  $4,261    $4,635    $5,918      $3,184
Gross profit...................................   2,036     2,049     3,026       1,616
Net income.....................................     647       424       957         224

                                                           THREE MONTHS ENDED
                                                 --------------------------------------
                                                 MAY 3,   FEB 1,   OCT 26,    JUL 27,
                 Fiscal 1997:                    ------   ------   -------   ----------
Net Sales......................................  $8,767   $7,471   $5,284      $5,970
Gross profit...................................   3,605    4,609    2,816       3,281
Net income.....................................   2,189    1,178      412         588

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wells Electronics, Inc.:

     We have audited the accompanying consolidated balance sheet of Wells Electronics, Inc. and subsidiaries as of December 26, 1997 and the related consolidated statement of income, shareholder's equity and cash flows for the 34 weeks ended December 26, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells Electronics, Inc. and subsidiaries as of December 26, 1997 and the results of their operations and their cash flows for the 34 weeks then ended in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP



Chicago, Illinois



February 4, 1998, except for note 11 which is as of March 9, 1998

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      AS OF DECEMBER 31, 1996 (UNAUDITED)
                             AND DECEMBER 26, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              UNAUDITED
                                                              DEC. 31,     DEC. 26,
                                                                1996         1997
                                                              ---------    --------
                                ASSETS
Cash & cash equivalents.....................................   $   784     $   827
Accounts receivable -- trade................................     3,380       4,251
Allowance for uncollectible accounts........................       (95)       (100)
Inventory...................................................     2,585       1,879
Prepaid expenses and other current assets...................       553         495
Deferred tax assets.........................................       425         758
                                                               -------     -------
          Total current assets..............................     7,632       8,110
Property, plant and equipment, net..........................     8,590       9,501
Intangible assets, net......................................    10,327       9,746
Other assets................................................       831         185
                                                               -------     -------
          Total assets......................................   $27,380     $27,542
                                                               =======     =======
                 LIABILITIES AND SHAREHOLDER'S EQUITY
Current portion of capital lease debt.......................   $ 1,376     $    18
Accounts payable -- trade...................................     2,410       2,997
Accrued expenses and other current liabilities..............     1,725       4,338
                                                               -------     -------
          Total current liabilities.........................     5,511       7,353
Long-term debt..............................................        21
Deferred tax liabilities....................................     5,962       6,311
Minority interest...........................................        --          37
                                                               -------     -------
          Total liabilities.................................   $11,494     $13,701
                                                               -------     -------
                         SHAREHOLDER'S EQUITY
Common stock, $10 par value; 13,500 authorized shares;
  issued 7,825 shares.......................................   $    78     $    78
Additional paid-in capital..................................    14,510      14,510
Retained earnings (deficit).................................     1,514        (371)
Foreign currency translation adjustments....................      (216)       (376)
                                                               -------     -------
          Total shareholder's equity........................    15,886      13,841
                                                               -------     -------
Commitment and contingencies................................                    --
          Total liabilities and shareholder's equity........   $27,380     $27,542
                                                               =======     =======

        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE 35 WEEKS ENDED DECEMBER 31, 1996 (UNAUDITED)
                      AND 34 WEEKS ENDED DECEMBER 26, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               UNAUDITED
                                                              DEC. 31, 96   DEC. 26, 97
                                                              -----------   -----------
Net sales...................................................    $15,497       $29,268
Cost of sales...............................................      8,497        10,261
                                                                -------       -------
          Gross profit......................................      7,000        19,007
Operating expenses..........................................      5,246         7,423
                                                                -------       -------
          Income from operations............................      1,754        11,584
Non-operating income(expense):
Interest expense............................................        (84)           (4)
Royalty income..............................................        386           485
Minority interest...........................................         --           (34)
Other income................................................         56            73
Foreign exchange loss.......................................         --          (190)
                                                                -------       -------
          Total non-operating income........................        358           330
                                                                -------       -------
Income before income taxes..................................      2,112        11,914
Provision for income taxes..................................        598         5,645
                                                                -------       -------
          Net income........................................    $ 1,514       $ 6,269
                                                                =======       =======
Earnings per share..........................................    $193.48       $801.15
                                                                =======       =======
Average number of shares....................................      7,825         7,825
                                                                =======       =======

        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                      FOR 34 WEEKS ENDED DECEMBER 26, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                 FOREIGN
                                     COMMON STOCK      ADDITIONAL               CURRENCY
                                  ------------------    PAID-IN     RETAINED   TRANSLATION    TOTAL
                                  SHARES   PAR VALUE    CAPITAL     DEFICIT    ADJUSTMENTS    EQUITY
                                  ------   ---------   ----------   --------   -----------   --------
Balance, May 3, 1997............  7,825       $78       $14,510     $  4,367      $(314)     $ 18,641
Net income......................                                       6,269                    6,269
Dividend........................                                     (11,007)                 (11,007)
Net change, foreign currency
  translation adjustment........                                                    (62)          (62)
                                  -----       ---       -------     --------      -----      --------
Balance, December 26, 1997......  7,825       $78       $14,510     $   (371)     $(376)     $ 13,841
                                  =====       ===       =======     ========      =====      ========

        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR 35 WEEKS ENDED DECEMBER 31, 1996 (UNAUDITED)
                      AND 34 WEEKS ENDED DECEMBER 26, 1997
                                 (IN THOUSANDS)

                                                              UNAUDITED
                                                              ---------
                                                               DEC 27,    DEC 26,
                                                                1996       1997
                                                              ---------   -------
Cash flows from operating activities:
Net income..................................................   $ 1,514    $ 6,269
                                                               -------    -------
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     1,517      1,448
  Loss on disposition of equipment..........................        --         45
  Effect of changes in foreign currency.....................      (216)
  Benefit from deferred taxes...............................       (27)       (61)
  Changes in operating assets and liabilities:
     Decrease in net accounts receivable....................       458        265
     Decrease in inventory..................................       861        661
     Increase in prepaid expenses and other current
      assets................................................       (78)       (80)
     Increase in other assets...............................      (215)       (50)
     (Decrease) increase in due from affiliate..............       (11)     3,231
     Decrease in accounts payable...........................      (391)       (19)
     Increase (decrease) in current liabilities.............      (283)     1,669
     Increase in other liabilities..........................        --         31
                                                               -------    -------
          Total adjustments.................................     1,615      7,140
Net cash provided by operating activities...................     3,129     13,409
Cash flows from investing activities:
  Capital expenditures......................................    (1,572)    (1,433)
  Proceeds from sale of fixed assets........................        --         13
                                                               -------    -------
Net cash used in investing activities.......................    (1,572)    (1,420)
Cash flow from financing activities:
  Net payments of short-term debt...........................    (1,214)      (250)
  Dividend..................................................        --    (11,007)
                                                               -------    -------
Net cash used in financing activities.......................    (1,214)   (11,257)
Net increase in cash and cash equivalents...................       343        732
Cash and cash equivalents at beginning of the period........       441         95
                                                               -------    -------
Cash and cash equivalents at end of period..................   $   784    $   827
                                                               =======    =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................       $88         $4
                                                               =======    =======
     Income taxes...........................................      $419     $4,617
                                                               =======    =======

        See accompanying notes to the consolidated financial statements.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 26, 1997

                                 (IN THOUSANDS)


1.  NATURE OF BUSINESS

     Wells Electronics, Inc. ("the Company"), an Indiana Corporation, was a wholly owned subsidiary of UL America, Inc., whose ultimate parent company, Siebe plc, is a publicly held corporation based in the United Kingdom.

     The Company has two subsidiaries: Wells Electronics Asia Pte Ltd. in Singapore ("Wells Asia") which is a wholly owned subsidiary and Wells Japan Ltd. ("Wells Japan") in Japan which is approximately 98% owned by the Company. The remaining 2% is owned by a Japanese corporation.

     The Company is principally engaged in designing, developing, manufacturing and marketing a broad line of burn-in/test sockets and plastic carriers for the global semiconductor industry. These products are employed in the handling and quality assurance phase of semiconductor manufacturing.

     UL America, Inc.'s ultimate parent, Unitech plc, was acquired by Siebe plc, on May 2, 1996. Following the acquisition, a new basis of accounting was applied. The fair market revaluation of the Company's assets and liabilities resulted in an acquisition adjustment of $8,255, net of the related deferred tax liability of $5,962. As a result of the acquisition, property, plant and equipment was written up to appraised fair market value of $8,535 (net historical cost was $4,319). Additionally, trademarks and software were written up to appraised fair market value of $10,001 (net historical cost was $0) and goodwill of $708 was retained. There were no other significant accounting adjustments.

     On December 26, 1997, UL America, Inc. sold all of the Company's issued and outstanding shares of common stock to PCD Inc. The purchase price of this transaction was $130 million.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Wells Electronics, Inc. and its subsidiaries. Significant intercompany balances and transactions have been eliminated. The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in these financial statements are allowance for uncollectible accounts, inventory reserves, and warranty reserves.

  Revenue Recognition

     Sales and related cost of sales are recognized upon shipment of products to customers.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company provides credit to customers in the normal course of business. Collateral is not required for trade receivables, but ongoing credit evaluations of customers' financial condition are performed. Additionally, the Company maintains reserves for potential credit losses. As of December 26, 1997 the Company had no significant receivable write-offs. The Company operates in a single segment of the semiconductor industry.

  Research and Development

     Research and development costs are charged to expense as incurred.

  Inventories

     Inventories are stated at the lower of cost or market. The inventories are valued at standard cost which approximates the first-in, first-out (FIFO) cost method. Certain inventories are valued at the moving average cost method.

  Property, Plant and Equipment

     Property, plant and equipment acquired on May 2, 1996 are stated at fair value based upon independent appraisal. Subsequent additions are recorded at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease.

     Material, labor and overhead costs associated with the manufacture of molds are capitalized and classified as tooling. Acquisition cost is used to cost molds which are purchased from outside vendors.

     Depreciation is provided using the straight-line method over the estimated useful lives of depreciable properties as follows: buildings and improvements, 10 to 33 years; machinery and equipment, 7 to 13 years; and tooling, 2 to 6 years.

     Equipment held under capital leases and lease improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement bases and the tax bases of the Company's assets and liabilities using enacted statutory tax rates applicable to future years.

  Intangible Assets

     The straight-line method is used to amortize intangible assets. The goodwill and trademarks are amortized to expense over 20 years and computer software is amortized over 6 years.

  Foreign Currency Translation

     The accounts of foreign subsidiaries are measured using local currency as the functional currency. For those operations, assets and liabilities are translated into US dollars at the end of period exchange rates and income and expenses are translated at the average exchange rates. Net exchange gain or losses resulting from such translation are excluded from net income and accumulated in a separate component of shareholder's equity.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

  Net Income Per Common Share

     Net income per common share is computed using the weighted average number of shares of common stock outstanding.

3.  FOREIGN OPERATIONS

     The Company's net income is affected by foreign currency exchange (gains) losses resulting from translating foreign currency denominated trade receivables and payables of Wells Japan and Wells Asia and other realized and unrealized foreign currency (gains) losses.

4.  INVENTORIES

     Inventories consist of the following:

Raw material and supplies...................................  $1,249
Work in process.............................................     258
Finished goods..............................................     372
                                                              ------
                                                              $1,879
                                                              ======

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

Buildings and improvements..................................  $   245
Machinery and equipment.....................................    4,759
Tooling.....................................................    6,721
Construction in progress....................................      249
                                                              -------
                                                               11,974
Less accumulated depreciation...............................   (2,473)
                                                              -------
                                                              $ 9,501
                                                              =======

6.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

Goodwill....................................................  $   708
Computer software...........................................      327
Trademarks..................................................    9,674
                                                              -------
                                                               10,709
Less accumulated amortization...............................     (963)
                                                              -------
                                                              $ 9,746
                                                              =======

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued liabilities consist of the following:

Compensation and benefits...................................  $1,027
Income taxes payable........................................   2,666
Product warranty............................................     502
Other accrued liabilities...................................     143
                                                              ------
                                                              $4,338
                                                              ======

8.  INCOME TAX EXPENSE

     Components of income tax expense (benefit) consist of:

                                                CURRENT    DEFERRED    TOTAL
                                                -------    --------    ------
Federal.......................................  $2,843      $  80      $2,923
State and local...............................     701         --         701
Foreign.......................................   2,230       (209)      2,021
                                                ------      -----      ------
                                                $5,774      $(129)     $5,645
                                                ======      =====      ======

     Actual income tax expense differs from the amounts computed by applying the enacted US federal corporate rate to income before income taxes as a result of the following:

Federal income tax expense at statutory rate................  $4,051
Increase resulting from:
  Foreign tax rate differential.............................     772
  State income taxes, net...................................     463
  Other, net................................................     359
                                                              ------
                                                              $5,645
                                                              ======

     The tax effect of temporary differences that give rise to deferred tax assets and liabilities follow:

Deferred tax assets:
  Inventories -- principally obsolescence...................  $  280
  Warranty accruals.........................................     300
  Compensation and benefit accruals.........................     142
  Bad debts.................................................      36
                                                              ------
          Net deferred tax assets...........................     758
                                                              ------
Deferred tax liabilities:
  Property, plant & equipment...............................   2,075
  Intangible assets.........................................   4,084
  Other.....................................................     152
                                                              ------
          Total deferred tax liabilities....................   6,311
                                                              ------
          Net deferred tax liability........................  $5,553
                                                              ======

9.  LEASES

     The company leases certain of its manufacturing facilities, sales offices and equipment. Some leases include provisions for renewals and purchases at the Company's option.

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

     Rental expense for all operating leases approximated $453 for the 34 weeks ended December 26, 1997

     Future minimum operating lease payments consist of the following at December 26, 1997:

                            YEAR
                            ----
1998........................................................  $  563
1999........................................................     435
2000........................................................     342
2001........................................................     335
2002........................................................     327
Thereafter..................................................   1,563
                                                              ------
Total minimum lease payments................................  $3,565
                                                              ======

10.  PROFIT SHARING AND RETIREMENT PLANS

     The Company has adopted a Plan ("401(k) Plan") pursuant to Section 401 of the Internal Revenue Code. Salaried employees may contribute a percentage of their compensation to the 401(k) Plan, but not in excess of the maximum allowed under the Code. Salaried employees are eligible for participation at their one year anniversary. The Company makes matching contributions of 25 percent of employee contributions but not in excess of the maximum allowed under the Code. In addition to any Employer 401(k) Contribution discussed above, the Company in any Plan Year, to the extent it has Net Profits or retained earnings, may make additional matching Employer 401(k) Contributions to the extent it deems appropriate at its complete discretion.

     The Company has also adopted a Retirement Income Plan for the hourly employees whereby the Company will make a contribution of $0.19 per hour for all hours worked into a retirement income plan, with the employees contributing a matching amount. The contribution will increase to $0.20 and $0.22 per all hours worked effective February 19, 1998 and 1999, respectively. The employee matching contribution will increase accordingly.

     The Company's combined matching contributions for the 401(k) Plan and Retirement Income Plan were approximately $72, for the 34 weeks ended December 26, 1997.

11.  COMMITMENTS AND CONTINGENCIES


     The Company has been party to ongoing litigation with Wayne K. Pfaff and an affiliated corporation regarding alleged patent infringement.



     In litigation between Wells and Pfaff concerning the Pfaff Leadless Patent, the United States Court of Appeals for the Federal Circuit has found all of the individual descriptions of the invention (the "Claims" of the patent) of the Pfaff Leadless Patent which were at issue in that case to be invalid. Certain other Claims of the patent were not an issue in that case, and their validity was not decided by the court, because Pfaff did not allege that products of Wells infringed such Claims. In March, 1998, the United States Supreme Court accepted an appeal on that case. Unless overturned, the Court of Appeals decision as to the invalidity of such Claims of the Pfaff Leadless Patent will be binding.



     The Company believes, based on the advice of counsel, that the Company has meritorious defenses against any allegations of infringement under the Pfaff Patents, and, if necessary, the Company will vigorously litigate their positions. There can be no assurance, however, that the Company will prevail in any pending or future litigation, and a final court determination that the

                    WELLS ELECTRONICS, INC. AND SUBSIDIARIES

Company has infringed the Pfaff Leadless Patent could have a material adverse effect on the Company. Such adverse effect could include, without limitation, the requirement that the Company pay substantial damages for past infringement and an injunction against the manufacture or sale in the United States of such products as are found to be infringing.


12.  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates in the integrated circuit connector industry which is a single industrial segment. There were three customers who accounted for approximately 30%, 12% and 11% of the Company's sales during the 34 weeks ended December 26, 1997. The Company had no other single customer with sales greater than 10% of total sales.

     Sales between geographic areas are at cost plus approximately 50% mark-up. The Company has significant operations in foreign countries. Information regarding operations by geographic area for the 34 weeks ended December 26, 1997 is as follows:

                                                           USA      FAR EAST
                                                         -------    --------
Net sales..............................................  $16,402    $12,866
Operating income.......................................    6,701      4,883
Identifiable assets....................................   19,573      7,319

13.  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED) FOR THE:

                                              THREE MONTHS ENDED      TWO MONTHS
                                            -----------------------     ENDED
               FISCAL 1998:                 AUGUST 2,   NOVEMBER 1,    JULY 29,
               ------------                 ---------   -----------   ----------
Net Sales.................................   $13,059      $9,675        $6,500
Gross Profit..............................     8,207       6,414         4,027
Net Income(loss)..........................     3,308       2,629          (725)

Inside back cover: [color work: "PCD Electronic Connectors" in the bottom right corner of page. Graphics showing three IC package interconnects connected with a circular line. Text in bottom right corner reads "On December 26, 1997, PCD Inc. completed the acquisition of Wells Electronics, Inc. In combining the existing burn-in business of PCD and that of Wells, the Company now supports complete design, development, manufacturing and marketing of test and burn-in sockets in two of the world's largest IC package interconnect markets -- the United States and Japan."]

======================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   15
Price Range of Common Stock...........   16
Dividend Policy.......................   16
Capitalization........................   17
Unaudited Pro Forma Condensed
  Consolidated Statement of
  Operations..........................   18
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   30
Management............................   42
Certain Transactions..................   47
Principal Stockholders................   49
Description of Capital Stock..........   51
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   56
Additional Information................   57
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------
======================================================
======================================================
                                2,000,000 SHARES

                                   [PCD LOGO]
                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------
                          ADAMS, HARKNESS & HILL, INC.
                           A.G. EDWARDS & SONS, INC.
                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.


SEC registration fee........................................  $      13,740
NASD filing fee.............................................          5,158
Nasdaq listing fee..........................................         17,500
Blue Sky fee and expenses...................................         10,000
Printing and engraving expenses.............................        100,000
Legal fees and expenses.....................................        180,000
Auditors' accounting fees and expenses......................        165,000
Miscellaneous expenses......................................         58,602
                                                              -------------
          Total.............................................  $     550,000
                                                              =============


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Massachusetts General Laws, Chapter 156B, Section 67, empowers a Massachusetts corporation to indemnify any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as such with respect to another corporation or other entity at the request of such corporation, unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the Company. The Company's Articles of Organization, as amended and restated, contain provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Massachusetts law.

     Reference is made to the Underwriting Agreement (filed as Exhibit 1.1 hereto) which provides for indemnification arrangements by and among the Company, its directors or officers and the Underwriters in the offering of the Common Stock registered hereby, and each person, if any, who controls the Company or the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1995, the Company has issued the following securities that were not registered under the Securities Act:

     On December 26, 1997, the Company issued to Emerson Electric Co. a subordinated debenture with a principal amount of $25 million (convertible under certain circumstances into Common Stock) and Common Stock purchase warrants for the purchase of up to 525,000 shares of Common Stock at an exercise price of $1.00 per share.

     Between January 1, 1995 and July 1, 1996, the Company issued an aggregate of 62,800 shares of Common Stock to persons who were employees or directors of the Company upon exercise of stock options previously granted, at an exercise price of $1.15 per share.

     No underwriters were engaged in connection with the foregoing sales of securities. Such sales were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act or Rule 701 promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a.  Exhibits


EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
-------                         -----------------------
 1.1     --   Form of Underwriting Agreement by and among Registrant and the Underwriters.
 2.1++   --   Share Purchase Agreement among UL America, Inc., Wells
              Electronics, Inc. and PCD Inc. dated as of November 17,
              1997.
 2.2++   --   Undertaking to Furnish Copies of Omitted Schedules to Share
              Purchase Agreement dated as of November 17, 1997.
 3.1*    --   Restated Articles of Organization of Registrant effective
              March 22, 1996.
 3.2*    --   By-Laws of Registrant, as amended, effective April 1, 1996.
 4.1*    --   Articles 3, 4, 5 and 6 of the Restated Articles of
              Organization of Registrant (included in Exhibit 3.1).
 4.2*    --   Specimen Stock Certificate.
 5.1(-)  --   Opinion of Hill & Barlow, a Professional Corporation, as to
              the legality of the shares being registered.
10.1++   --   Loan Agreement between PCD Inc. and Fleet National Bank
              dated as of December 26, 1997.
10.2++   --   Unlimited Guaranty from Wells Electronics, Inc. to Fleet
              National Bank dated as of December 26, 1997.
10.3++   --   Security Agreement between PCD Inc. and Fleet National Bank dated as of December 26, 1997.
10.4++   --   Security Agreement between Wells Electronics, Inc. and Fleet
              National Bank dated as of December 26, 1997.
10.5++   --   Stock Pledge Agreement between PCD Inc. and Fleet National
              Bank dated as of December 26, 1997.
10.6++   --   Stock Pledge Agreement between Wells Electronics, Inc. and
              Fleet National Bank dated as of December 26, 1997.
10.7++   --   Conditional Patent Assignment from PCD Inc. to Fleet
              National Bank dated as of December 26, 1997.
10.8++   --   Conditional Patent Assignment from Wells Electronics, Inc.
              to Fleet National Bank dated as of December 26, 1997.
10.9++   --   Conditional Patent Assignment from Wells Japan Kabushiki
              Kaisha to Fleet National Bank dated as of December 26, 1997.
10.10++  --   Conditional Trademark Collateral Assignment from PCD Inc. to
              Fleet National Bank dated as of December 26, 1997.
10.11++  --   Conditional Trademark Collateral Assignment from Wells
              Electronics, Inc. to Fleet National Bank dated as of
              December 26, 1997.
10.12++  --   Collateral Assignment of Contracts, Leases, Licenses and
              Permits from PCD Inc. to Fleet National Bank dated as of
              December 26, 1997.
10.13++  --   Collateral Assignment of Contracts, Leases, Licenses and
              Permits from Wells Electronics, Inc. to Fleet National Bank dated as of December 26, 1997.
10.14++  --   Undertaking to Furnish Copies of Omitted Exhibits and
              Schedules to Loan Agreement and Related Documents dated as of December 26, 1997.
10.15++  --   Subordinated Debenture and Warrant Purchase Agreement
              between PCD Inc. and Emerson Electric Co. dated as of
              December 26, 1997.
10.16++  --   Subordinated Debenture issued to Emerson Electric Co. dated
              December 26, 1997.
10.17++  --   Common Stock Purchase Warrant issued to Emerson Electric Co.
              dated December 26, 1997.
10.18++  --   Registration Rights Agreement between PCD Inc. and Emerson
              Electric Co. dated as of December 26, 1997.
10.19++  --   Subordination Agreement among PCD Inc., Emerson Electric Co.
              and Fleet National Bank dated as of December 26, 1997.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
-------                         -----------------------
10.20++  --   Undertaking to Furnish Copies of Omitted Exhibits to
              Subordinated Debenture and Warrant Purchase Agreement dated as of December 26, 1997.
10.21*   --   Lease dated June 29, 1987, between Centennial Park
              Associates Realty Trust II and the Company, for premises
              located at Two Technology Drive, Centennial Park, Peabody,
              Massachusetts.
10.22(-) --   Second Amendment to lease agreement dated July 15, 1993,
              between Centennial Park Associates Limited Partnership III and the Company.
10.23**  --   Third Amendment to lease agreement dated as of June 25,
              1996, between the Company and Centennial Park Associates
              Limited Partnership III.
10.24*   --   Lease dated May 1995, between CMD Southwest Four and CTi
              Technologies, Inc., for premises located at 2102 W. Quail
              Avenue, Phoenix, Arizona.
10.25(-) --   Lease dated September 21, 1995, between Blackthorn Area
              Partners and Wells Electronics, Inc., for premises located at 52940 Olive Road, South Bend, Indiana.
10.26(-) --   Amendment dated May 16, 1997 to Lease dated September 21,
              1995, between Blackthorn Area Partners and Wells
              Electronics, Inc., for premises located at 52940 Olive Road,
              South Bend, Indiana.
10.27(-) --   Sublease dated October 10, 1992, between Daiwa House Kogyo
              Co., Ltd and Wells Japan, Ltd. for premises located at
              Paleana Building 2-2-15, Shin-Yokahama, Kohuku-Ku, Yokohama,
              Japan (English translation).
10.28(-) --   Lease dated September 25, 1997, between United Building and
              Leasing Corporation and Wells Electronics, Inc. for premises located at 421 Amity Road, Swatara, Pennsylvania.
10.29*   --   Registrant's 1992 Stock Option Plan and related forms of
              stock option agreement.
10.30*   --   Registrant's 1996 Stock Plan and related forms of stock
              option agreement.
10.31*   --   Registrant's 1996 Eligible Directors Stock Plan and related form of stock option agreement.
10.32+   --   Form of option agreements for the 1996 Stock Plan.
10.33+   --   Form of option agreement for the 1996 Eligible Directors
              Stock Plan.
10.34*   --   April 2, 1985 Stock Purchase Agreement and Amendment to
              Stock Purchase Agreement dated March 31, 1983.
10.35(-) --   Collective Bargaining Agreement between Wells Electronics,
              Inc. and Local Union 1392, International Brotherhood of
              Electrical Workers, dated February 19, 1997.
10.36(-) --   Letter of Agreement dated September 18, 1995, between
              International Assemblers, Inc. and CTi Technologies, Inc.
10.37(-) --   Letter Agreement with Richard J. Mullin, effective December
              26, 1997.
10.38*   --   Management Incentive Plan.
11.1     --   Statement re computation of per share earnings.
21.1(-)  --   Subsidiaries of Registrant.
23.1     --   Consent of Coopers & Lybrand L.L.P., independent
              accountants.
23.2     --   Consent of KPMG Peat Marwick, L.L.P., independent
              accountants.
23.3(-)  --   Consent of Hill & Barlow, a Professional Corporation
              (included in Exhibit 5.1).
23.4     --   Consent of Brown & Bain, a Professional Association, special litigation counsel.
23.5     --   Consent of Baker & Daniels, special litigation counsel.
24.1(-)  --   Power of Attorney (included on signature page of
              Registration Statement dated February 12, 1998).
27.1(-)  --   Financial Data Schedule.


---------------
 * A copy has been previously filed with the Company's registration statement on Form S-1 (Registration no. 333-1266), as filed on February 12, 1996 and amended on March 15 and March 21, 1996, and is incorporated in this document by reference.

** A copy has been previously filed with the Company's annual report on Form
   10-K (Commission file no. 0-27744), as filed on March 28, 1997, and is incorporated in this document by reference.

 + A copy has been previously filed with the Company's quarterly report on Form
   10-Q, (Commission file no. 0-27744), as filed on September 27, 1997, and is incorporated in this document by reference.

++ A copy has been previously filed with the Company's current report on Form
   8-K, (Commission file no. 0-27744), as filed on January 9, 1998, and is incorporated in this document by reference.


 (-) Previously filed.


     b.  Financial Statement Schedules.

     None.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 14, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on the 20th day of March, 1998.


                                          PCD INC.

                                          By: /s/ JOHN L. DWIGHT, JR.
                                            ------------------------------------
                                            John L. Dwight, Jr.
                                            Chairman of the Board, President
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 20th day of March, 1998.


                     SIGNATURE                                             TITLE
                     ---------                                             -----
              /s/ JOHN L. DWIGHT, JR.                Chairman of the Board, President, Chief Executive
---------------------------------------------------    Officer and Director (Principal Executive
               (John L. Dwight, Jr.)                   Officer)

               /s/ MARY L. MANDARINO                 Chief Financial Officer, Vice President, Finance
---------------------------------------------------    and Administration, and Treasurer (Principal
                (Mary L. Mandarino)                    Financial and Accounting Officer)

               /s/ BRUCE E. ELMBLAD                  Director
---------------------------------------------------
                (Bruce E. Elmblad)

               /s/ HAROLD F. FAUGHT                  Director
---------------------------------------------------
                (Harold F. Faught)

               /s/ C. WAYNE GRIFFITH                 Director
---------------------------------------------------
                (C. Wayne Griffith)

               /s/ THEODORE C. YORK                  Director
---------------------------------------------------
                (Theodore C. York)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT                     PAGE
-------                         -----------------------                     ----
 1.1     --   Form of Underwriting Agreement by and among Registrant and the Underwriters.
 2.1++   --   Share Purchase Agreement among UL America, Inc., Wells
              Electronics, Inc. and PCD Inc. dated as of November 17,
              1997.
 2.2++   --   Undertaking to Furnish Copies of Omitted Schedules to Share
              Purchase Agreement dated as of November 17, 1997.
 3.1*    --   Restated Articles of Organization of Registrant effective
              March 22, 1996.
 3.2*    --   By-Laws of Registrant, as amended, effective April 1, 1996.
 4.1*    --   Articles 3, 4, 5 and 6 of the Restated Articles of
              Organization of Registrant (included in Exhibit 3.1).
 4.2*    --   Specimen Stock Certificate.
 5.1(-)  --   Opinion of Hill & Barlow, a Professional Corporation, as to
              the legality of the shares being registered.
10.1++   --   Loan Agreement between PCD Inc. and Fleet National Bank
              dated as of December 26, 1997.
10.2++   --   Unlimited Guaranty from Wells Electronics, Inc. to Fleet
              National Bank dated as of December 26, 1997.
10.3++   --   Security Agreement between PCD Inc. and Fleet National Bank dated as of December 26, 1997.
10.4++   --   Security Agreement between Wells Electronics, Inc. and Fleet
              National Bank dated as of December 26, 1997.
10.5++   --   Stock Pledge Agreement between PCD Inc. and Fleet National
              Bank dated as of December 26, 1997.
10.6++   --   Stock Pledge Agreement between Wells Electronics, Inc. and
              Fleet National Bank dated as of December 26, 1997.
10.7++   --   Conditional Patent Assignment from PCD Inc. to Fleet
              National Bank dated as of December 26, 1997.
10.8++   --   Conditional Patent Assignment from Wells Electronics, Inc.
              to Fleet National Bank dated as of December 26, 1997.
10.9++   --   Conditional Patent Assignment from Wells Japan Kabushiki
              Kaisha to Fleet National Bank dated as of December 26, 1997.
10.10++  --   Conditional Trademark Collateral Assignment from PCD Inc. to
              Fleet National Bank dated as of December 26, 1997.
10.11++  --   Conditional Trademark Collateral Assignment from Wells
              Electronics, Inc. to Fleet National Bank dated as of
              December 26, 1997.
10.12++  --   Collateral Assignment of Contracts, Leases, Licenses and
              Permits from PCD Inc. to Fleet National Bank dated as of
              December 26, 1997.
10.13++  --   Collateral Assignment of Contracts, Leases, Licenses and
              Permits from Wells Electronics, Inc. to Fleet National Bank dated as of December 26, 1997.
10.14++  --   Undertaking to Furnish Copies of Omitted Exhibits and
              Schedules to Loan Agreement and Related Documents dated as of December 26, 1997.
10.15++  --   Subordinated Debenture and Warrant Purchase Agreement
              between PCD Inc. and Emerson Electric Co. dated as of
              December 26, 1997.
10.16++  --   Subordinated Debenture issued to Emerson Electric Co. dated
              December 26, 1997.
10.17++  --   Common Stock Purchase Warrant issued to Emerson Electric Co.
              dated December 26, 1997.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT                     PAGE
-------                         -----------------------                     ----
10.18++  --   Registration Rights Agreement between PCD Inc. and Emerson
              Electric Co. dated as of December 26, 1997.
10.19++  --   Subordination Agreement among PCD Inc., Emerson Electric Co.
              and Fleet National Bank dated as of December 26, 1997.
10.20++  --   Undertaking to Furnish Copies of Omitted Exhibits to
              Subordinated Debenture and Warrant Purchase Agreement dated as of December 26, 1997.
10.21*   --   Lease dated June 29, 1987, between Centennial Park
              Associates Realty Trust II and the Company, for premises
              located at Two Technology Drive, Centennial Park, Peabody,
              Massachusetts.
10.22(-) --   Second Amendment to lease agreement dated July 15, 1993,
              between Centennial Park Associates Limited Partnership III and the Company.
10.23**  --   Third Amendment to lease agreement dated as of June 25,
              1996, between the Company and Centennial Park Associates
              Limited Partnership III.
10.24*   --   Lease dated May 1995, between CMD Southwest Four and CTi
              Technologies, Inc., for premises located at 2102 W. Quail
              Avenue, Phoenix, Arizona.
10.25(-) --   Lease dated September 21, 1995, between Blackthorn Area
              Partners and Wells Electronics, Inc., for premises located at 52940 Olive Road, South Bend, Indiana.
10.26(-) --   Amendment dated May 16, 1997 to Lease dated September 21,
              1995, between Blackthorn Area Partners and Wells
              Electronics, Inc., for premises located at 52940 Olive Road,
              South Bend, Indiana.
10.27(-) --   Sublease dated October 10, 1992, between Daiwa House Kogyo
              Co., Ltd and Wells Japan, Ltd. for premises located at
              Paleana Building 2-2-15, Shin-Yokahama, Kohuku-Ku, Yokohama,
              Japan (English translation).
10.28(-) --   Lease dated September 25, 1997, between United Building and
              Leasing Corporation and Wells Electronics, Inc. for premises located at 421 Amity Road, Swatara, Pennsylvania.
10.29*   --   Registrant's 1992 Stock Option Plan and related forms of
              stock option agreement.
10.30*   --   Registrant's 1996 Stock Plan and related forms of stock
              option agreement.
10.31*   --   Registrant's 1996 Eligible Directors Stock Plan and related form of stock option agreement.
10.32+   --   Form of option agreements for the 1996 Stock Plan.
10.33+   --   Form of option agreement for the 1996 Eligible Directors
              Stock Plan.
10.34*   --   April 2, 1985 Stock Purchase Agreement and Amendment to
              Stock Purchase Agreement dated March 31, 1983.
10.35(-) --   Collective Bargaining Agreement between Wells Electronics,
              Inc. and Local Union 1392, International Brotherhood of
              Electrical Workers, dated February 19, 1997.
10.36(-) --   Letter of Agreement dated September 18, 1995, between
              International Assemblers, Inc. and CTi Technologies, Inc.
10.37(-) --   Letter Agreement with Richard J. Mullin, effective December
              26, 1997.
10.38*   --   Management Incentive Plan.
11.1     --   Statement re computation of per share earnings.
21.1(-)  --   Subsidiaries of Registrant.
23.1     --   Consent of Coopers & Lybrand L.L.P., independent
              accountants.
23.2     --   Consent of KPMG Peat Marwick, L.L.P., independent
              accountants.
23.3(-)  --   Consent of Hill & Barlow, a Professional Corporation
              (included in Exhibit 5.1).

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT                     PAGE
-------                         -----------------------                     ----
23.4     --   Consent of Brown & Bain, a Professional Association, special litigation counsel.
23.5     --   Consent of Baker & Daniels, special litigation counsel.
24.1(-)  --   Power of Attorney (included on signature page of
              Registration Statement dated February 12, 1998).
27.1(-)  --   Financial Data Schedule.


---------------
 * A copy has been previously filed with the Company's registration statement on Form S-1 (registration no. 333-1266), as filed on February 12, 1996 and amended on March 15 and March 21, 1996, and is incorporated in this document by reference.

** A copy has been previously filed with the Company's annual report on Form
   10-K (Commission file no. 0-27744), as filed on March 28, 1997, and is incorporated in this document by reference.

 + A copy has been previously filed with the Company's quarterly report on Form
   10-Q, (Commission file no. 0-27744), as filed on September 27, 1997, and is incorporated in this document by reference.

++ A copy has been previously filed with the Company's current report on Form
   8-K, (Commission file no. 0-27744), as filed on January 9, 1998, and is incorporated in this document by reference.


 (-) Previously filed.